Exhibit 99.1
Notice of Annual Meeting of
Shareholders and Proxy Circular

Annual Meeting March 1, 2007

Bank of Montreal

Table of Contents

Invitation to Shareholders	1

Notice of Annual Meeting of Shareholders of Bank of Montreal	2

Proxy Circular

Q&A on Proxy Voting	3

Business of the Meeting
• Financial Statements	5
• Election of the Board of Directors	5
• Appointment of Auditor	5
• Amendments to the Stock Option Plan	5
• Shareholder Proposals	6

Nominees for Election to Board of Directors	7

Board of Directors Compensation/Attendance	16

Reports
• Audit Committee	19
• Conduct Review Committee	20
• Governance and Nominating Committee	21
• Risk Review Committee	22
• Human Resources and Management Compensation Committee	23

Report on Executive Compensation	25

Executive Compensation	34

Indebtedness of Directors and Executive Officers	43

Performance Graph	43

Directors’ and Officers’ Insurance	44

Additional Information	44

Contacting the Board of Directors	44

Directors’ Approval	44

Schedule 1 – Statement of Corporate Governance Practices and Board Mandate	45

Schedule 2 – Shareholder Proposals	53

Your Vote Counts...
Registered Shareholders
You will have received a form of proxy from Bank of Montreal’s transfer agent, Computershare Trust Company of Canada. Complete, sign and mail your form of proxy in the postage prepaid envelope provided or fax it to the number indicated on the form. To vote in person at the meeting, see page 3 of the Proxy Circular.
Non-Registered Shareholders
Your shares are held in the name of a nominee (securities broker, trustee or other financial institution).
     You will have received a request for voting instructions from your broker. Follow the instructions on your voting instruction form to vote by telephone, Internet or fax, or complete, sign and mail the voting instruction form in the postage prepaid envelope provided. To vote in person at the meeting, see the box on page 4 of the Proxy Circular.

Invitation to Shareholders

It is our great pleasure to invite you to join the Bank of Montreal Board of Directors and senior leadership team at our Annual Meeting of Shareholders on March 1, 2007. It will take place in Toronto at The Carlu.
This important meeting is your opportunity to hear a first-hand accounting of BMO’s performance to date and our plans for the future – and for us to respond to any questions you may have.
     This meeting is also your opportunity to vote on the important issues we face. If you are unable to attend in person, you may exercise the power of your proxy vote in a simple procedure that is explained in this Proxy Circular. We urge you to make your vote count.
     Live coverage of the meeting will be available on our web site, www.bmo.com. Following the meeting, a recording of the proceedings will be available online, where you will also find the full text of the Annual Report 2006, quarterly results, presentations to the investment community, and other useful information about BMO.
     Directors and management never lose sight of the fact that we guide this enterprise on behalf of you, our shareholders. We look forward to your participation in our deliberations on March 1.
Sincerely,

/s/ David Galloway	/s/ Tony Comper

David Galloway	Tony Comper
Chairman of the Board	President and Chief Executive Officer
January 11, 2007
Bank of Montreal Proxy Circular • 1

Notice of Annual Meeting of
Shareholders of Bank of Montreal

The Annual Meeting of Shareholders of Bank of Montreal will commence at 9:30 a.m. (Eastern Standard Time) on Thursday, March 1, 2007 in the Concert Hall, The Carlu, 444 Yonge Street, 7th Floor, Toronto, Ontario, and will have the following purposes:
1.	To receive the financial statements of the Bank for the year ended October 31, 2006 and the auditor’s report on those statements;

2.	To elect the Board of Directors for 2007;

3.	To appoint an auditor for 2007;

4.	To consider and, if thought fit, to approve a resolution amending the Stock Option Plan, including increasing the number of Common Shares reserved for issuance under the Plan by an additional 3,000,000 Common Shares;

5.	To consider shareholder proposals, attached as Schedule 2 of the Proxy Circular; and

6.	To transact any other business properly before the meeting.
Shareholders as at January 11, 2007 will be entitled to vote at the meeting. The number of eligible votes* that may be cast at this meeting is 501,096,694, such number being the total number of Common Shares of the Bank outstanding on January 11, 2007.
     If you cannot attend the meeting in person, please complete the enclosed form of proxy and return it in the postage prepaid envelope provided, or fax it to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries. For your vote to be recorded, your proxy must be received by Computershare Trust Company of Canada, by fax at the numbers noted above, or by mail at its Toronto office, no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, February 28, 2007.
By order of the Board of Directors,

/s/ Robert V. Horte
Robert V. Horte
Vice-President and Corporate Secretary
January 11, 2007
*	The actual number of eligible votes may be less due to voting restrictions set forth in the Bank Act as described on page 3 in the answer to the question “Who is entitled to vote?”
2 • Bank of Montreal Proxy Circular

Proxy Circular

This Proxy Circular is dated January 2, 2007 and all information is as at this date, unless otherwise indicated.
Q&A on Proxy Voting

Q:	What am I voting on?

A:	Shareholders are voting on the election of directors to the Board of the Bank for 2007, the appointment of an auditor for the Bank for 2007, amendments to the Stock Option Plan, and shareholder proposals.

Q:	Who is entitled to vote?

A:	Shareholders as at the close of business on January 11, 2007 are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual Meeting of Shareholders of Bank of Montreal, except shares of the Bank which are beneficially owned by: the Government of Canada or of a province or any of their agencies; or the government of a foreign country or any political subdivision thereof or any of its agencies; or any person who has acquired more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.
If you acquired your shares after January 11, 2007, please refer to the answer to the question “What if ownership of shares has been transferred after January 11, 2007?” on page 4 to determine how you may vote such shares.

Q:	How do I vote?

A:	If you are a registered shareholder, you may vote in person at the meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting. If your shares are held in the name of a nominee, please see the box on page 4 for voting instructions.

Q:	What if I plan to attend the meeting and vote in person?

A:	If you are a registered shareholder and plan to attend the meeting on March 1, 2007 and wish to vote your shares in person at the meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.
If your shares are held in the name of a nominee, please see the box on page 4 for voting instructions.

Q:	Who is soliciting my proxy?

A:	The enclosed form of proxy is being solicited by the management of Bank of Montreal and the associated costs will be borne by the Bank. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by employees of the Bank and/or Computershare Trust Company of Canada. The Bank will also use the services of an outside agency, Georgeson Shareholder Communications Canada, Inc., to solicit proxies, at a cost of up to $40,000 to the Bank.

Q:	What if I sign the form of proxy enclosed with this circular?

A:	Signing the enclosed form of proxy gives authority to David Galloway or Tony Comper, each of whom is a director of the Bank, or to another person you have appointed, to vote your shares at the meeting.

Q:	Can I appoint someone other than these directors to vote my shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy.
It is important to ensure that any other person you appoint is attending the meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q:	What do I do with my completed proxy?

A:	Return it to the Bank’s transfer agent, Computershare Trust Company of Canada, in the envelope provided, or by fax to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries, so that it arrives no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, February 28, 2007. This will ensure that your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Secretary of the Bank at the following address no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, February 28, 2007 or to the Chairman on the day of the meeting, Thursday, March 1, 2007, or any adjournment of the meeting.

Bank of Montreal
Corporate Secretary’s Department
21st Floor, 1 First Canadian Place
Toronto, Ontario M5X 1A1
Attention: Robert V. Horte, Vice-President
and Corporate Secretary
Fax: 416-867-6793

Bank of Montreal Proxy Circular • 3

Proxy Circular (continued)

Q:	How will my shares be voted if I give my proxy?

A:	The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the election of directors to the Board, the appointment of an auditor and the amendments to the Stock Option Plan, and against the shareholder proposals set out in Schedule 2 of this Proxy Circular.

Q:	What if amendments are made to these matters or if other matters are brought before the meeting?

A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders of Bank of Montreal and with respect to other matters which may properly come before the meeting.
As of the time of printing of this Proxy Circular, management of the Bank knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many shares are entitled to vote?

A:	As of January 11, 2007, there were outstanding 501,096,694 Common Shares of the Bank. Subject to the terms of the Bank Act restricting the voting of shares (see “Who is entitled to vote?” on page 3), each registered shareholder has one vote for each Common Share held at the close of business on January 11, 2007.
To the knowledge of the directors and officers of the Bank, as of January 2, 2007 no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the outstanding Common Shares of the Bank.

Q:	What if ownership of shares has been transferred after January 11, 2007?

A:	The person who acquired such shares after January 11, 2007 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Bank no later than 5:00 p.m. (Eastern Standard Time) on Monday, February 19, 2007 that his or her name be included in the list of shareholders before the meeting in order to be entitled to vote these shares at the meeting.

Q:	How will the votes be counted?

A:	Except as provided in the Bank Act, each question brought before the meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the meeting is entitled to a second or casting vote.

Q:	Who counts the votes?

A:	The Bank’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Bank to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Bank only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	For general shareholder enquiries, you can contact the transfer agent by mail at:
Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
or by telephone:
within Canada and the United States at 1-800-340-5021, and from all other countries at 514-982-7800;
or by fax:
within Canada and the United States at 1-888-453-0330, and from all other countries at 416-263-9394;
or by e-mail at service@computershare.com.

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?

A:	There are two ways you can vote your shares held by your nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold.
     For your shares to be voted for you, please follow the voting instructions provided by your nominee.
Since the Bank does not have unrestricted access to the names of its non-registered shareholders, if you attend the meeting the Bank may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return same by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.

Q:	What is the final date to submit a shareholder proposal for the next Annual Meeting?

A:	The final date for submitting shareholder proposals to the Bank for the next annual meeting is October 12, 2007.

4 • Bank of Montreal Proxy Circular

Business of the Meeting

1. Financial Statements
The Consolidated Financial Statements for the year ended October 31, 2006 are included in the 2006 Annual Report.
2. Election of the Board of Directors
The 17 nominees proposed for election as directors of the Bank are listed beginning on page 7. All are currently directors of the Bank with the exception of Mr. Downe, the Chief Operating Officer of the Bank. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed.
     Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed beginning on page 7. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.
Majority Voting for Directors
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Governance and Nominating Committee’s consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation will be disclosed to the public. The nominee will not participate in any Committee or Board deliberations in considering the resignation. The policy does not apply in circumstances involving contested director elections.
3. Appointment of Auditor
The directors propose that the firm of KPMG llp be appointed as the auditor of the Bank (Shareholders’Auditor) for the 2007 fiscal year. KPMG llp has served continuously since 1990 as one of the Bank’s auditing firms and became the Bank’s sole auditing firm on November 1, 2003.
Pre-Approval Policies and Procedures
As part of the Bank’s corporate governance practices, the Board continues to ensure that a strict policy is in place limiting the Shareholders’Auditor from providing services not related to their role as auditor. All services provided by the Shareholders’ Auditor are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.
Shareholders’ Auditor’s Service Fees
Aggregate fees paid to the Shareholders’ Auditor during the fiscal years ended October 31, 2006 and 2005 were as follows:

Fees in millions of dollars (1)	2006	2005

Audit fees	$10.7	$7.8
Audit-related fees (2)	0.1	0.2
Tax fees	0.0	0.0
All other fees (3)	0.5	1.6

Total	$11.3	$9.6

(1)	The classification of fees is based on United States Securities and Exchange Commission definitions and applicable Canadian securities laws.

(2)	Audit-related fees for 2006 and 2005 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and translation services.

(3)	All other fees for 2006 relate to fees paid for reviews of compliance with regulatory requirements for financial information, reports on internal controls over services provided by various BMO Financial Group businesses and corporate recovery services that were grandfathered when the Bank’s Auditor Independence Policy came into effect. All other fees for 2005 relate to the same services provided in 2006 as well as fees paid for assistance with documentation of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. These documentation services were provided under the direct supervision of Bank management.
4. Amendments to the Stock Option Plan
The purpose of the Stock Option Plan is to align incentives for executives with the creation of value for shareholders over the long term through competitive compensation arrangements. Details of the current Plan are included in the Report on Executive Compensation of the Human Resources and Management Compensation Committee on page 30 (3. Long-Term Incentive Plan) and page 41 (Equity Compensation Plan Information). A full copy of the Plan is available to any shareholder of the Bank upon request by writing to Bank of Montreal, Corporate Secretary’s Department, 21st Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1 or by emailing to corp.secretary@bmo.com.
     Shareholders will be asked to consider a resolution to increase the maximum number of Common Shares of the Bank that may be issued pursuant to the exercise of options under the Plan by 3,000,000 shares, in addition to certain other proposed amendments to the Stock Option Plan described below (the “Proposed Amendments”). The Proposed Amendments have been approved by the Toronto Stock Exchange conditional upon shareholder approval.
     There are currently 59,200,000 Common Shares authorized under the Plan. As of January 2, 2007, taking into account options that have been forfeited or cancelled, a net total of 58,362,871 options have been granted to participants in the Plan. Since the Plan was adopted, option exercises have resulted in the issuance of 34,679,189 Common Shares. As of January 2, 2007, 837,129 stock options remain available for grant, which is insufficient for future anticipated grants. If the Proposed Amendments are approved, the total number of Common Shares reserved for the Plan, minus options that have been exercised, will represent approximately 5.5% of the total number of issued and outstanding Common Shares of the Bank.
     Bank of Montreal adheres to prudent governance standards regarding the use of options as an element of compensation. The Bank limits the total number of Common Shares reserved for the Plan, minus those options that have been exercised, to 7.5% or less of the total number of issued and outstanding Common Shares of the Bank. This reduces the future dilutive effects of stock options on share value. Stock options are generally granted to most executives of the Bank. In 2006, approximately 190 executives received stock option grants. This practice

Bank of Montreal Proxy Circular • 5

Business of the Meeting (continued)

does not result in significant concentration for any single officer. Although the proportion of options outstanding under the Plan is slightly higher than that of other major Canadian banks, this is due in part to the fact that, in addition to vesting over time, a significant portion of the options that have been issued to participants under the Plan are subject to the restriction that they can be exercised, once they vest, only when either a 50% or a 100% increase in share price has been realized. For example, for options granted to senior executives in 2006, 33% of their stock option grants must satisfy the 50% price increase condition and 34% must satisfy the 100% price increase condition.
     The other Proposed Amendments are (i) to revise the amendment provisions of the Plan to specify which amendments require shareholder approval; (ii) to provide that when an option expiry date falls within one of the Bank’s blackout periods during which employees are restricted from trading in the Bank’s Common Shares, the expiry date will be the fifth business day following the expiry of the blackout period; and (iii) to enable part-time employees of the Bank and its affiliates to participate in the Plan. The rationale for each of these amendments is noted below.
     The Toronto Stock Exchange has stated that effective June 30, 2007 it would no longer permit amendments to be made to the Stock Option Plan unless shareholders approve revised amendment provisions that specify the circumstances in which shareholder approval is or is not required for an amendment. The Board believes that except for certain material changes to the Plan it is important that the Board has the flexibility to make changes to the Plan without shareholder approval. Such amendments could include making appropriate adjustments to outstanding options in the event of certain corporate transactions, the addition of provisions requiring forfeiture of options in certain circumstances, specifying practices with respect to applicable tax withholdings and changes to enhance clarity or correct ambiguous provisions, such as the changes that were recommended by the Human Resources and Management Compensation Committee and approved by the Board in 2006 which were not required to be submitted to shareholders for approval, described on page 42.
     Under the Bank’s Insider Trading Policy, specified employees are restricted from trading in securities of the Bank during periodic blackout periods imposed by the Bank. The Proposed Amendments address the situation where an option holder is unable to exercise an option expiring during a blackout period imposed by the Bank by providing that the option’s expiry date will be the fifth business day following the expiry of the blackout period.
     As part of the Bank’s commitment to creating an equitable and supportive workplace, a range of flexible work options are offered to employees, including executives, of the Bank and its subsidiaries. However, some of these executives are not eligible to receive stock options as eligibility to participate in the Plan is currently restricted to full-time employees. The Proposed Amendments will provide the flexibility to award stock options to regular part-time employees, which includes these executives.
     Shareholders will be asked at the meeting to pass the following resolution, with or without variation, relating to the Proposed Amendments:
THAT the Bank’s Stock Option Plan be amended to:
1.	provide that the number of Common Shares of Bank of Montreal issuable pursuant to the exercise of options under the Bank’s Stock Option Plan be increased by an additional 3,000,000 Common Shares;
2.	change the amendment provisions of the Plan to clarify that shareholder approval is not required for amendments except for any amendment or modification that (i) increases the number of Common Shares reserved for issuance under the Plan, (ii) reduces the exercise price of an option except for the purpose of maintaining option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of Common Shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Bank (for this purpose, cancellation or termination of an option of a Plan participant prior to its expiry date for the purpose of reissuing options to the same Plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), (iii) extends the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the Bank), (iv) extends eligibility to participate in the Plan to non-employee directors, (v) permits options or stock appreciation rights to be transferred other than for normal estate settlement purposes, (vi) extends the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the Bank), or (vii) permits awards, other than options and stock appreciation rights, to be made under the Plan;
3.	provide that when an option otherwise would have expired during a blackout period imposed under the Bank’s Insider Trading Policy, the expiry date will be the fifth business day following the expiry of the blackout period, provided that such extended expiration date shall not in any event be beyond the later of (i) December 31 of the calendar year in which the option was otherwise due to expire and (ii) the 15th day of the third month following the month in which the option was otherwise due to expire; and
4.	change the eligibility provisions of the Plan to enable part-time employees of the Bank and its affiliates to participate in the Plan.
To be effective the resolution must be passed by a majority of the votes cast thereon in person and by proxy by the shareholders at the meeting. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote in favour of the foregoing resolution.
5. Shareholder Proposals
Shareholder proposals submitted for the consideration of shareholders are attached as Schedule 2 of this Proxy Circular.

6 • Bank of Montreal Proxy Circular

Nominees for Election to Board of Directors

Robert M. Astley
Age: 62
Waterloo, Ontario
Canada
Director Since: 2004
Independent(1)
Bob Astley, a Corporate Director, is the former President and Chief Executive Officer of Clarica Life Insurance Company, a life and health insurance company headquartered in Waterloo, and former President of Sun Life Financial Canada, comprising the Canadian life and health insurance and wealth management operations of Sun Life Financial Inc. In 1999, as President and Chief Executive Officer of Mutual Life of Canada, he led the organization and its stakeholders through demutualization, an initial public offering and a corporate name change to Clarica Life Insurance Company. With the combining of the operations of Clarica and Sun Life Financial Services of Canada Inc. in 2002, Mr. Astley was appointed President of Sun Life Financial Canada, a position he held until his retirement in September 2004. Mr. Astley is a director of the CPP Investment Board, Chairman of the Kitchener-Waterloo Symphony, a member of the Dean’s Advisory Council of the School of Business and Economics at Wilfrid Laurier University, and a member of the faculty of The Directors College. He graduated from the University of Manitoba with an Honours degree in Science and is a Fellow of the Canadian Institute of Actuaries.

Board/Committee Membership	Attendance		Public Board Membership During the Last Five Years

Board of Directors	12 of 12	100%	CI Fund Management Inc.	2002 – 2004
Board of Directors’ Round Table(2)	7 of 7	100%	Clarica Life Insurance Company	1989 – 2002
Human Resources and Management Compensation	11 of 12	92%	Sun Life Financial Inc.	2002 – 2004
Risk Review	8 of 8	100%
The Pension Fund Society of the Bank of Montreal Board	7 of 7	100%

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	6,485	5,279	11,764	$813,128	$600,000
2005	6,485	2,460	8,945	$593,680	$480,000

Options Held(7)

Nil

Stephen E. Bachand
Age: 68
Ponte Vedra Beach,
Florida, U.S.A.
Director Since: 1999
Independent(1)
Stephen Bachand, a Corporate Director, is the retired President and Chief Executive Officer of Canadian Tire Corporation, Limited. He graduated from Williams College in Williamstown, Massachusetts with a B.A. and from the Darden School of the University of Virginia with an M.B.A.

Board/Committee Membership	Attendance		Public Board Membership During the Last Five Years

Board of Directors	11 of 12	92%	Canadian Pacific Railway Limited	2001 – Present
Board of Directors’ Round Table(2)	7 of 7	100%	Fairmont Hotels and Resorts Inc.	2001 – Present
Governance and Nominating	6 of 6	100%	Krystal Bond Inc.	1996 – 2002
Human Resources and Management Compensation (Chair)	12 of 12	100%

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares (3)	(DSUs) (4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	28,200	21,582	49,782	$3,440,932	$600,000
2005	28,200	17,825	46,025	$3,054,679	$480,000

Options Held(7)

		Number			Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price(8)	Total Unexercised	Options(9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	$248,325
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$77,610

Bank of Montreal Proxy Circular • 7

Nominees for Election to Board of Directors (continued)

David R. Beatty, O.B.E.
Age: 64
Toronto, Ontario
Canada
Director Since: 1992
Independent(1)
David Beatty is Chairman and Chief Executive Officer of Beatinvest Limited, a holding company, and is the former Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited, an investment management company. Mr. Beatty is the Managing Director of the Canadian Coalition for Good Governance, an organization that represents 50 pension funds, mutual funds and money managers with over $1 trillion in assets under management. He is Professor of Strategic Management and Director of the Clarkson Centre for Business Ethics and Board Effectiveness at the University of Toronto’s Rotman School of Management. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. A graduate in economics from Trinity College of the University of Toronto, he was a Nuffield Scholar at Queen’s College, Cambridge, where he obtained an M.A.

Board/Committee Membership	Attendance		Public Board Membership During the Last Five Years

Board of Directors	10 of 12	83%	First Service Corporation	2001 – Present
Board of Directors’ Round Table(2)	6 of 7	86%	Husky Injection Molding Systems Ltd.	2004 – Present
Governance and Nominating	5 of 6	83%	Inmet Mining Corporation	2003 – Present
Risk Review (Chair)	7 of 8	88%	Ivanhoe Cambridge	1999 – Present
			Garbell Holdings Limited	1995 – 2006
			Goldcorp Inc.	1994 – 2006
			Strongco Inc.	1998 – 2002
			Thistle Mining Inc.	1998 – 2005

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	4,000	23,619	27,619	$1,909,025	$600,000
2005	4,000	20,252	24,252	$1,609,605	$480,000

Options Held(7)

		Number			Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price(8)	Total Unexercised	Options(9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	$248,325
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$77,610

Robert Chevrier, F.C.A.
Age: 63
Montreal, Quebec
Canada
Director Since: 2000
Independent(1)
Robert Chevrier is President of Société de gestion Roche Inc., a management and investment company. He was formerly Chairman and Chief Executive Officer of Rexel Canada Inc. He is a graduate of Concordia University and is a Fellow of the Institute of Chartered Accountants.

Board/Committee Membership	Attendance		Public Board Membership During the Last Five Years

Board of Directors	12 of 12	100%	Addenda Capital Inc.	2004 – Present
Board of Directors’ Round Table(2)	7 of 7	100%	Cascades Inc.	2003 – Present
Audit	6 of 6	100%	CGI Group Inc.	2003 – Present
Conduct Review (Chair)	5 of 5	100%	Transcontinental Inc.	2001 – Present
The Pension Fund Society of the Bank of Montreal Board	7 of 7	100%	Richelieu Hardware Ltd.	1991 – Present
			Les Boutiques San Francisco Inc.	1990 – 2002

Securities Held*

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	13,212	11,287	24,499	$1,693,371	$600,000
2005	10,321	10,360	20,681	$1,372,598	$480,000

Options Held(7)

		Number			Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price(8)	Total Unexercised	Options(9)

March 1, 2002	March 1, 2012	7,500	$36.01	4,723	$156,379
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$77,610

*	Also holds 2,000 Bank of Montreal Class B Preferred Shares Series 4.

8 • Bank of Montreal Proxy Circular

George A. Cope
Age: 45
Toronto, Ontario
Canada
Director Since: 2006*
Independent(1)
George Cope is President and Chief Operating Officer of Bell Canada, focused on driving profitable growth, enhancing customer service and delivering new communications products to the marketplace. Prior to joining Bell in 2005, Mr. Cope was President and Chief Executive Officer of national wireless carrier TELUS Mobility since 2000. Previously, he served as President and Chief Executive Officer of Clearnet Communications for 13 years. Mr. Cope serves on the Advisory Board of the Richard Ivey School of Business at the University of Western Ontario. A past recipient of Canada’s Top 40 Under 40 Award, Mr. Cope holds a Business Administration (Honours) degree from the University of Western Ontario.

Board/Committee Membership	Attendance		Public Board Membership During the Last Five Years

Board of Directors	5 of 5	100%	NII Holdings, Inc.	2004 – Present
Board of Directors’ Round Table(2)	2 of 2	100%	OnX Inc.	2001 – 2005
Risk Review	2 of 2	100%	Star Data Systems	1998 – 2001

Securities Held

Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	9,660	231	9,891	$683,665	$600,000
2005	n/a	n/a	n/a	n/a	n/a

Options Held(7)

Nil

*	Mr. Cope was appointed to the Board of Directors effective July 25, 2006.

William A. Downe
Age: 54
Winnetka, Illinois, U.S.A.
If elected, will be a
Non-Independent Director (1)
Bill Downe is Chief Operating Officer of BMO Financial Group and will become President and Chief Executive Officer effective March 1, 2007. He was appointed Chief Operating Officer in February 2006, with responsibility for all of BMO’s operating units including the Personal and Commercial Client Group, Investment Banking Group, Private Client Group, Technology and Solutions and Corporate Marketing. Prior to that, Mr. Downe served four years as Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns, a role in which he oversaw the Investment Banking Group, the Private Client Group and BMO Financial Group’s operations in the U.S. In over two decades with the Bank, he has served in several capacities. Mr. Downe serves on the Board of Directors of several Bank subsidiaries, including BMO Nesbitt Burns Corporation Limited and Harris Financial Corp. Mr. Downe holds an M.B.A. from the University of Toronto.

Board/Committee Membership	Attendance		Public Board Membership During the Last Five Years

Mr. Downe is not currently on the Board.	n/a	n/a	None

Securities Held

	Common		Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	Units(10)	and Units	Common Shares and Units	Required(11)

2006	101,923	151,419	253,342	$17,473,273	US $3,233,000
2005	100,950	145,477	246,427	$15,983,012	US $2,750,000

Options Held

Mr. Downe will not receive compensation for his services as a director and will not be entitled to receive DSUs or options under the Non-Officer Director Option Plan described on page 42.
Mr. Downe received Deferred Stock Units under the Bank’s Deferred Stock Unit Plan, Performance Share Units under the Bank’s Mid-Term Incentive Plan, Restricted Share Units under the Investment Banking Group Mid-Term Incentive Plan and Options under the Bank’s Stock Option Plan as described in the Report on Executive Compensation.

Bank of Montreal Proxy Circular • 9

Nominees for Election to Board of Directors (continued)

Ronald H. Farmer
Age: 56
Toronto, Ontario
Canada
Director Since: 2003
Independent(1)
Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997 and as a senior Director from 1998 until his retirement in December 2002. Mr. Farmer is a Director of Integran Technologies, Morph Technologies, Inc., Pipal Research Corporation and PowerMetal Technologies. He holds a B.A. and an M.B.A. from the University of Western Ontario.

Board/Committee Membership	Attendance		Public Board Membership During the Last Five Years

Board of Directors	12 of 12	100%	None
Board of Directors’ Round Table(2)	7 of 7	100%
Audit	6 of 6	100%
Conduct Review	4 of 5	80%
Human Resources and Management Compensation	12 of 12	100%

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	4,000	7,549	11,549	$798,267	$600,000
2005	4,000	4,751	8,751	$580,804	$480,000

Options Held(7)

Nil

David A. Galloway
Age: 63
Toronto, Ontario
Canada
Director Since: 1998
Independent(1)
David Galloway is Chairman of the Board of Bank of Montreal, having been appointed to this position effective May 1, 2004. He was President and Chief Executive Officer of Torstar Corporation from 1988 to 2002. He is a Director of Bank of Montreal’s Harris Financial Corp. and a member of its Risk Oversight Committee. Mr. Galloway has a B.A. (Hons.) in political science and economics from the University of Toronto and an M.B.A. from Harvard Business School.

Board/Committee Membership*	Attendance		Public Board Membership During the Last Five Years

Board of Directors	12 of 12	100%	Abitibi-Consolidated Inc.	2006 – Present
Board of Directors’ Round Table(2)	7 of 7	100%	E.W. Scripps Company	2002 – Present
Governance and Nominating	6 of 6	100%	Shell Canada Limited**	2006 – Present
Human Resources and Management Compensation	10 of 12	83%	Toromont Industries Ltd.	2002 – Present
Risk Review	7 of 8	88%	Corel Corporation	2001 – 2003
			Hudson’s Bay Company	2003 – 2006
			Torstar Corporation	1988 – 2002

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	2,000	26,807	28,807	$1,991,140	$1,800,000
2005	2,000	21,512	23,512	$1,560,491	$1,375,000

Options Held(7)

		Number			Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price(8)	Total Unexercised	Options(9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	$248,325
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$77,610

*	Also an ex officio member (non-voting invitee) of Audit Committee, Conduct Review Committee and the Pension Fund Society of the Bank of Montreal Board.

**	Ms. Southern is also a director of Shell Canada Limited.

10 • Bank of Montreal Proxy Circular

Harold N. Kvisle
Age: 54
Calgary, Alberta
Canada
Director Since: 2005
Independent(1)
Harold Kvisle is President and Chief Executive Officer of TransCanada Corporation, a leading North American energy company focused on natural gas transmission and power generation. He joined TransCanada in 1999 as Executive Vice-President, Trading and Business Development and was appointed to his current position in April 2001. Mr. Kvisle is Chair of the Board of Governors of Mount Royal College and was the 2004 Chairman of the Board of the Interstate Natural Gas Association of America. He holds an M.B.A. from the University of Calgary and a B.Sc. (Eng.) from the University of Alberta.

Board/Committee Membership	Attendance		Public Board Membership During the Last Five Years

Board of Directors	12 of 12	100%	PrimeWest Energy Inc.	1996 – Present
Board of Directors’ Round Table(2)	7 of 7	100%	TransCanada Corporation	2001 – Present
Human Resources and Management Compensation	12 of 12	100%	TransCanada PipeLines Limited	2001 – Present
			ARC Strategic Energy Fund	1998 – 2002
			Norske Skog Canada Ltd.	1997 – 2005
			TransCanada Power, L.P.	1999 – 2005

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	6,000	4,299	10,299	$711,867	$600,000
2005	2,000	1,696	3,696	$245,304	$480,000

Options Held(7)

Nil

Eva Lee Kwok
Age: 64
Vancouver, British Columbia
Canada
Director Since: 1999
Independent(1)
Eva Lee Kwok is Chair and Chief Executive Officer of Amara International Investment Corp., a private corporation with diversified interests focused on real estate and land development, cross-cultural management and strategic partnerships. She is a Director of the Li Ka Shing (Canada) Foundation. Mrs. Kwok has an M.Sc. in nutrition from King’s College, University of London.

Board/Committee Membership	Attendance		Public Board Membership During the Last Five Years

Board of Directors	12 of 12	100%	Cheung Kong Infrastructure Holdings Ltd.	2004 – Present
Board of Directors’ Round Table(2)	7 of 7	100%	CK Life Sciences Int’l. (Holdings) Inc.	2002 – Present
Audit	6 of 6	100%	Husky Energy Inc.	2000 – Present
Conduct Review	5 of 5	100%	Air Canada	1998 – 2003
			Shoppers Drug Mart Corporation	2004 – 2006
			Telesystem International Wireless Inc.	2002 – 2003

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	4,000	17,262	21,262	$1,469,629	$600,000
2005	4,000	14,210	18,210	$1,208,598	$480,000

Options Held(7)

		Number			Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price(8)	Total Unexercised	Options(9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	$248,325
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$77,610

Bank of Montreal Proxy Circular • 11

Nominees for Election to Board of Directors (continued)

Bruce H. Mitchell
Age: 60
Toronto, Ontario
Canada
Director Since: 1999
Independent(1)
Bruce Mitchell is Chairman and Chief Executive Officer of Permian Industries Limited, a Toronto-based management and holding company with interests in the North American food processing and technology industries. Mr. Mitchell is a member of the Board of Trustees and a Councillor of Queen’s University, is on the Board of Gardiner Group Capital, is Vice-Chair of the Canadian Institute for Advanced Research and has served on the Board and executive committees of Ridley College and UNICEF Canada. He holds a B.Sc. from Queen’s University and an M.B.A. from Harvard University.

Board/Committee Membership	Attendance		Public Board Membership During the Last Five Years

Board of Directors	12 of 12	100%	GSW Inc.	2000 – 2006
Board of Directors’ Round Table(2)	7 of 7	100%	CFM Corporation	2003 – 2005
Governance and Nominating (Chair)	6 of 6	100%	Garbell Holdings Limited	2006 – Present
Risk Review	8 of 8	100%
The Pension Fund Society of the Bank of Montreal Board	7 of 7	100%

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	20,000	18,442	38,442	$2,657,111	$600,000
2005	20,000	14,993	34,993	$2,322,485	$480,000

Options Held(7)

		Number			Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price(8)	Total Unexercised	Options(9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	$248,325
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$77,610

Philip S. Orsino,
O.C., F.C.A.
Age: 52
Toronto, Ontario
Canada
Director Since: 1999
Independent(1)
Philip Orsino, a Corporate Director, is the former President and Chief Executive Officer of Masonite International Corporation (formerly Premdor Inc.), an integrated global building products company with operating facilities in North America, South America, Europe, Asia and Africa. Mr. Orsino is an active volunteer and is involved in many community activities. He currently serves as Chairman of the Board of Trustees of the University Health Network. A published author, Mr. Orsino was appointed an Officer of the Order of Canada in 2004, was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award, received the University of Toronto’s Distinguished Business Alumni Award for 2002 and won the 1998 Entrepreneur of the Year Award for Manufacturing sponsored by Ernst & Young International.

Board/Committee Membership*	Attendance		Public Board Membership During the Last Five Years

Board of Directors	12 of 12	100%	Clairvest Group Inc.	1998 – Present
Board of Directors’ Round Table(2)	7 of 7	100%	Masonite International Corporation	1989 – 2005
Audit (Chair)	6 of 6	100%
Conduct Review	5 of 5	100%
Governance and Nominating	4 of 4	100%

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	7,619	14,194	21,813	$1,507,715	$600,000
2005	7,598	10,883	18,481	$1,226,584	$480,000

Options Held(7)

		Number			Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price(8)	Total Unexercised	Options(9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	$248,325
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$77,610

*	Mr. Orsino was appointed Chair of the Audit Committee effective March 2, 2006 and also became a member of the Governance and Nominating Committee and an ex officio member (non-voting invitee) of the Risk Review Committee at this time.

12 • Bank of Montreal Proxy Circular

Dr. Martha C. Piper,
O.C., O.B.C.
Age: 61
Vancouver, British Columbia
Canada
Director Since: 2006*
Independent(1)
Dr. Martha C. Piper, a Corporate Director, was President and Vice-Chancellor of The University of British Columbia from 1997 to June 2006. Prior to this, she was Vice-President Research and External Affairs at The University of Alberta. She has served on the Board of the Advisory Council on Science and Technology, the British Columbia Progress Board and the National University of Singapore Council. In 2001, she served as Campaign Chair of the United Way of the Lower Mainland. Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia. She was named Educator of the Year by the Learning Partnership in 2004 and was recently appointed a member of the Trilateral Commission.

Board/Committee Membership	Attendance		Public Board Membership During the Last Five Years

Board of Directors	5 of 5	100%	TransAlta Corporation	2006 – Present
Board of Directors’ Round Table(2)	2 of 2	100%
Human Resources and Management Compensation	3 of 3	100%

Securities Held

Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	499	Nil	499	$34,491	$600,000
2005	n/a	n/a	n/a	n/a	n/a

Options Held(7)

Nil

*	Dr. Piper was appointed to the Board of Directors effective July 25, 2006.

J. Robert S. Prichard,
O.C., O.Ont.
Age: 57
Toronto, Ontario
Canada
Director Since: 2000
Independent(1)
Robert Prichard is President and Chief Executive Officer of Torstar Corporation, a broadly based Canadian media company. Torstar Corporation has two principal businesses: newspapers, led by The Toronto Star, Canada’s largest daily, and book publishing, through Harlequin Enterprises, the leading global publisher of women’s fiction. He is also President Emeritus of the University of Toronto, having served as President from 1990 to 2000. Mr. Prichard is also Chairman of the Ontario Innovation Trust, Chair of the Visiting Committee of Harvard Law School and a director of the Toronto Community Foundation. He was appointed an Officer of the Order of Canada in 1994 and received the Order of Ontario in 2000.

Board/Committee Membership*	Attendance		Public Board Membership During the Last Five Years

Board of Directors	12 of 12	100%	Four Seasons Hotels Inc.	1996 – Present
Board of Directors’ Round Table(2)	7 of 7	100%	George Weston Ltd.	2000 – Present
Governance and Nominating	4 of 4	100%	Onex Corporation	1994 – Present
Human Resources and Management Compensation	12 of 12	100%	Torstar Corporation	2002 – Present
			Charles River Associates	2000 – 2002

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	4,000	13,672	17,672	$1,221,489	$600,000
2005	4,000	10,823	14,823	$983,803	$480,000

Options Held(7)

		Number			Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price(8)	Total Unexercised	Options(9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	$248,325
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$77,610

*	Mr. Prichard joined the Governance and Nominating Committee effective March 2, 2006.

Bank of Montreal Proxy Circular • 13

Nominees for Election to Board of Directors (continued)

Jeremy H. Reitman
Age: 61
Montreal, Quebec
Canada
Director Since: 1987
Independent(1)
Jeremy Reitman is President, Chief Executive Officer and a Director of Reitmans (Canada) Limited, a retailing company. He is also a member of the Board of Governors of McGill University. Mr. Reitman studied at Dartmouth College, Hanover, New Hampshire (A.B.) and McGill University (B.C.L.).

Board/Committee Membership*	Attendance		Public Board Membership During the Last Five Years

Board of Directors	11 of 12	92%	Reitmans (Canada) Limited	1975 – Present
Board of Directors’ Round Table(2)	7 of 7	100%
Audit	6 of 6	100%
Conduct Review	5 of 5	100%
Governance and Nominating	2 of 2	100%

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	10,000	30,065	40,065	$2,769,293	$600,000
2005	10,000	26,483	36,483	$2,421,377	$480,000

Options Held(7)

		Number			Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price(8)	Total Unexercised	Options(9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	$248,325
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$77,610

*	Mr. Reitman ceased to be a member of the Governance and Nominating Committee effective March 2, 2006. Also an ex officio member (non-voting invitee) of the Risk Review Committee.

Guylaine Saucier,
C.M., F.C.A.
Age: 60
Montreal, Quebec
Canada
Director Since: 1992
Independent(1)
Guylaine Saucier, a Corporate Director, is a former Chairman of the Board of Directors of the Canadian Broadcasting Corporation, a former director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants (CICA), a former director of the International Federation of Accountants, and was Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange, and was also the first woman to serve as President of the Quebec Chamber of Commerce. She serves as a Director of the Fondation du Musée des Beaux Arts. Mme Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal. She is a Fellow of the Institute of Chartered Accountants and a Member of the Order of Canada. In 2004, she received the Fellowship Award from the Institute of Corporate Directors.

Board/Committee Membership	Attendance		Public Board Membership During the Last Five Years

Board of Directors	8 of 12	67%	Altran Technologies	2003 – Present
Board of Directors’ Round Table(2)	6 of 7	86%	AXA Assurance Inc.	1987 – Present
Audit	6 of 6	100%	CHC Helicopter Corp.	2005 – Present
Conduct Review	5 of 5	100%	Group Areva	2006 – Present
The Pension Fund Society of the			Petro-Canada	1991 – Present
Bank of Montreal Board (Chair)	7 of 7	100%	Nortel Networks Corporation	1997 – 2005
			Tembec Inc.	1991 – 2005

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	6,090	25,176	31,266	$2,161,106	$600,000
2005	6,090	22,354	28,444	$1,887,828	$480,000

Options Held(7)

		Number			Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price(8)	Total Unexercised	Options(9)

March 1, 2002	March 1, 2012	7,500	$36.01	6,500	$215,215
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$77,610

14 • Bank of Montreal Proxy Circular

Nancy C. Southern
Age: 50
Calgary, Alberta
Canada
Director Since: 1996
Independent(1)
Nancy Southern is President and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited and a director of both corporations. ATCO Group is an Alberta-based corporation with companies actively engaged in power generation, utilities, logistics and energy services, industrials and technologies. Ms. Southern was born and raised in Calgary and has been involved in many community endeavours. She is Executive Vice-President of Spruce Meadows, renowned as one of the world’s finest show jumping facilities.

Board/Committee Membership	Attendance		Public Board Membership During the Last Five Years

Board of Directors	11 of 12	92%	Akita Drilling Ltd.	1992 – Present
Board of Directors’ Round Table(2)	6 of 7	86%	ATCO Ltd.	1989 – Present
Risk Review	6 of 8	75%	Canadian Utilities Limited	1990 – Present
			Sentgraf Enterprises Ltd.	1982 – Present
			Shell Canada Limited*	2001 – Present

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares	Total Market Value of	Minimum
Year	Shares(3)	(DSUs)(4)	and DSUs	Common Shares and DSUs(5)	Required(6)

2006	8,945	7,082	16,027	$1,107,786	$600,000
2005	8,483	6,484	14,967	$993,360	$480,000

Options Held(7)

		Number			Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price(8)	Total Unexercised	Options(9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	$248,325
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$77,610

*	Mr. Galloway is also a director of Shell Canada Limited.

Notes
(1)	“Independent” refers to the Board’s determination of whether a director is “independent” under the categorical standards adopted by the Board as described under the heading “Director Independence” on page 45. If elected, Mr. Downe will not be independent under the standards as he is an executive of the Bank.

(2)	Board of Directors’ Round Tables are informal directors’ sessions used as a forum for the Chief Executive Officer to discuss developing issues or as meetings of non-management directors. See pages 16 and 17 for futher information on directors’ meeting attendance.

(3)	“Common Shares” refers to the number of Common Shares of the Bank beneficially owned, or over which control or direction is exercised, by the nominee as of January 2, 2007 in respect of 2006 and as of January 3, 2006 in respect of 2005.

(4)	“DSUs” refers to the number of deferred share units held by the nominee under the Deferred Share Unit Plan for Non-Employee Directors described on page 17 as of January 2, 2007 in respect of 2006 and as of January 3, 2006 in respect of 2005.

(5)	The “Total Market Value of Common Shares and DSUs” is determined by multiplying the number of Common Shares and DSUs held by each nominee as of January 2, 2007 in respect of 2006 and as of January 3, 2006 in respect of 2005 by the closing price of the Bank’s Common Shares on the Toronto Stock Exchange (TSX) on each such date ($69.12 and $66.37, respectively).

(6)	“Minimum Required” refers to the value of Common Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Directors are required to hold six times their annual retainer in Common Shares and/or DSUs as described on page 17.

(7)	“Options” refers to the number of unexercised options held by the nominee under the Non-Officer Director Stock Option Plan described on page 42 as of January 2, 2007. The granting of options under the Non-Officer Directors Stock Option Plan was discontinued effective November 1, 2003.

(8)	“Exercise Price” is the closing price of the Bank’s Common Shares on the TSX on the trading day immediately preceding the grant date of the option as described on page 42 under “Non-Officer Director Stock Option Plan”.

(9)	“Value of Unexercised Options” is determined by multiplying the number of unexercised options held by each nominee as of January 2, 2007 by the difference between the closing price of the Bank’s Common Shares on the TSX on January 2, 2007 ($69.12) and the exercise price of such options.

(10)	“Units” refers to the number of deferred stock units under the Bank’s Deferred Stock Unit Plan, Performance Share Units under the Bank’s Mid-Term Incentive Plan and Restricted Share Units under the Investment Banking Group Mid-Term Incentive Plan held by Mr. Downe as of January 2, 2007 in respect of 2006 and as of January 3, 2006 in respect of 2005. A description of each of these can be found in the Report on Executive Compensation.

(11)	Mr. Downe’s share ownership requirements as an executive of the Bank are described under “Executive Share Ownership Guidelines” on page 31.

Bank of Montreal Proxy Circular • 15

Nominees for Election to Board of Directors (continued)

Additional Disclosure Relating to Directors
To the knowledge of the Bank, no director of the Bank is, or has been in the last 10 years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
(i)	Mr. Bachand, a director of the Bank, was a director of Krys-tal Bond Inc. when it became subject to a cease trade order for failure to file financial statements on April 12, 2002. It has since ceased to operate as a going concern;
(ii)	Mr. Beatty, a director of the Bank, was a director of Thistle Mining Inc. when it announced on December 21, 2004 that it intended to undertake a restructuring under the Companies’ Creditors Arrangement Act (CCAA). While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on the Alternative Investment Market from June 30, 2005 to July 13, 2005 and its common shares have been suspended from trading on the Toronto Stock Exchange since December 31, 2004 due to the restructuring. Mr. Beatty is no longer a director of Thistle Mining Inc.;
(iii)	Mr. Downe, Chief Operating Officer, BMO Financial Group, became a director of Goodwill Industries in 1996 to assist in its reorganization under Chapter 11 of the U.S. Bankruptcy Code, which was completed in June 1997. Mr. Downe is no longer a director of Goodwill Industries;
(iv)	Mr. Galloway, the Chairman and a director of the Bank, was a director of ITI Education Corporation (due to Torstar’s 40% ownership) when it voluntarily agreed to the appointment of a receiver in August 2001;
(v)	Mrs. Kwok, a director of the Bank, was a director of Air Canada when it filed for protection under the CCAA in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mrs. Kwok is no longer a director of Air Canada; and
(vi)	Mme Saucier, a director of the Bank, was a director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements. The cease trade order was revoked on June 21, 2005. Mme Saucier is no longer a director of Nortel Networks Corporation.

Board of Directors Compensation/Attendance

How Is the Board Compensated? (a)
Directors’ compensation is paid only to non-employee directors.
•	Chairman of the Board annual retainer: $300,000 (b)
•	Annual retainer: $100,000 per year
•	Board meeting fee: $2,000 per meeting
•	Committee meeting fee: $1,500 per meeting
•	Committee Chair retainers: Audit Committee $35,000; Governance and Nominating Committee $15,000 (c); Human Resources and Management Compensation Committee $25,000; Risk Review Committee $25,000; Conduct Review Committee $15,000
•	Travel fees: $1,500 per trip for directors having to travel more than 1,000 kilometres from their principal residence to participate in a meeting or series of meetings
•	Related travel and out-of-pocket expenses
Notes
(a)	During the course of the year, five non-employee directors of the Bank served as directors of subsidiaries and affiliates, for which they received additional compensation as follows:
Harris Financial Corp. — annual retainer: US$100,000; no Board or Committee meeting fees. Mr. Galloway is a director of Harris Financial Corp.
The Pension Fund Society of Bank of Montreal — no annual retainer; Board meeting fee: $1,500; Chair retainer: $15,000. Mme Saucier, Chair, and Messrs. Astley, Chevrier and Mitchell are directors of The Pension Fund Society of Bank of Montreal. (Management directors do not receive compensation for their services as directors.)
Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board and Committee meetings of subsidiaries and affiliates.
(b)	The Chairman of the Board receives no additional fees in his capacity as a director.
(c)	Effective July 25, 2006, the Governance and Nominating Committee’s Chair retainer decreased from $25,000 to $15,000.

16 • Bank of Montreal Proxy Circular

Deferred Share Unit Plan for Non-Employee Directors
With a view to aligning directors’ compensation with shareholders’ interests:
•	50% of a director’s annual retainer must be paid in Common Shares of the Bank (purchased on the open market) or in Deferred Share Units. Directors have the option to receive up to 100% of their annual retainer and meeting fees this way. In fiscal 2006, 11 of 16 non-employee directors elected to take all of their annual retainer and meeting fees in Deferred Share Units. Directors are required to hold six times their annual retainer in Common Shares and/or Deferred Share Units and, until this level is achieved, directors must take all remuneration in the form of either Common Shares or Deferred Share Units. As at January 2, 2007, all non-employee directors were in compliance with fiscal 2006 shareholding requirements with the exception of Dr. Piper.
•	A Deferred Share Unit is an amount owed by the Bank to directors having the same value as one Common Share of the Bank, but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Bank throughout the director’s period of Board service. Payment of Deferred Share Units may be in cash or in Common Shares of the Bank purchased on the open market. As at January 2, 2007, the amount recorded in respect of Deferred Share Units outstanding to Board members was $16,289,251.
•	Only non-employee directors participate.
Shareholdings of Board Members as at January 2, 2007
•	Total Common Shares held by non-employee directors: 134,710
•	Total Deferred Share Units held by non-employee directors: 226,546
•	Total value of Common Shares and Deferred Share Units held by non-employee directors was $24,970,015 based on the closing price of the Bank’s Common Shares on the Toronto Stock Exchange as of January 2, 2007, which was $69.12.
Non-Officer Director Stock Option Plan
The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003. A description of the Plan can be found on page 42.

Summary of Directors’ Attendance for the Period November 1, 2005 to October 31, 2006

											Human
											Resources and
									Governance		Management
					Audit		Conduct Review		and Nominating		Compensation		Risk Review		Pension Fund
Summary of	Board		Round Table (a)		Committee		Committee		Committee		Committee		Committee		Society Board
Attendance of Directors	(12 meetings)		(7 meetings)		(6 meetings)		(5 meetings)		(6 meetings)		(12 meetings)		(8 meetings)		(7 meetings)		Total
	#	%	#	%	#	%	#	%	#	%	#	%	#	%	#	%	%
Robert M. Astley	12	100	7	100	—	—	—	—	—	—	11	92	8	100	7	100	98
Stephen E. Bachand	11	92	7	100	—	—	—	—	6	100	12	100	—	—	—	—	97
David R. Beatty	10	83	6	86	—	—	—	—	5	83	—	—	7	88	—	—	85
Robert Chevrier	12	100	7	100	6	100	5	100	—	—	—	—	—	—	7	100	100
F. Anthony Comper (b)	11	92	6	86	4	67	—	—	6	100	11	92	6	75	—	—	86
George A. Cope (c)	5/5	100	2/2	100	—	—	—	—	—	—	—	—	2/2	100	—	—	100
Ronald H. Farmer	12	100	7	100	6	100	4	80	—	—	12	100	—	—	—	—	98
David A. Galloway (d)	12	100	7	100	—	—	—	—	6	100	10	83	7	88	—	—	93
Harold N. Kvisle	12	100	7	100	—	—	—	—	—	—	12	100	—	—	—	—	100
Eva Lee Kwok	12	100	7	100	6	100	5	100	—	—	—	—	—	—	—	—	100
Bruce H. Mitchell	12	100	7	100	—	—	—	—	6	100	—	—	8	100	7	100	100
Philip S. Orsino (e) (f)	12	100	7	100	6	100	5	100	4/4	100	—	—	—	—	—	—	100
Martha C. Piper (c)	5/5	100	2/2	100	—	—	—	—	—	—	3/3	100	—	—	—	—	100
J. Robert S. Prichard (f)	12	100	7	100	—	—	—	—	4/4	100	12	100	—	—	—	—	100
Jeremy H. Reitman (e) (g)	11	92	6	86	6	100	5	100	2/2	100	—	—	—	—	—	—	94
Guylaine Saucier	8	67	6	86	6	100	5	100	—	—	—	—	—	—	7	100	86
Nancy C. Southern	11	92	6	86	—	—	—	—	—	—	—	—	6	75	—	—	85

Notes
(a)	Informal Directors’ sessions used as a forum for the Chief Executive Officer to discuss developing issues or as meetings of non-management Directors.
(b)	Is not a Committee member but attends Committee meetings, in full or in part, as appropriate, as a non-voting director at the request of the committees.
(c)	Appointed to the Board of Directors effective July 25, 2006.
(d)	Member of Governance and Nominating, Human Resources and Management Compensation and Risk Review Committees and attends other committee meetings as a non-voting director.
(e)	Attends Risk Review Committee meetings as a non-voting director.
(f)	Appointed to Governance and Nominating Committee effective March 2, 2006.
(g)	Ceased to be a member of Governance and Nominating Committee effective March 2, 2006.
Bank of Montreal Proxy Circular • 17

Board of Directors Compensation/Attendance (continued)
The following table sets out compensation paid to directors (other than Mr. Comper) who served during the year ended October 31, 2006.
Directors’ Compensation for Fiscal 2006

		Committee	Non-	Board and						Portion of fees taken in cash
	Board	Chair	executive	Round Table	Committee					or applied to
	retainer	retainer	Chairman	attendance	attendance	Travel fees	Other fees		Total	Common Shares and/or
Directors	($) (a)	($) (b)	retainer ($)	fee ($) (c)	fee ($)	($)	($)		($)	Deferred Share Units (DSUs)
Robert M. Astley	100,000	-	-	40,000	39,000	-	2,000	(d)	181,000	100% DSUs
Stephen E. Bachand	100,000	25,000	-	38,000	27,000	16,500	1,500	(e)	208,000	100% DSUs
David R. Beatty	100,000	25,000	-	34,000	18,000	-	-		177,000	100% DSUs
Robert Chevrier	100,000	15,000	-	40,000	27,000	-	-		182,000	Annual retainer 50% in cash and 50% in DSUs. Meeting fees 100% cash.
George A. Cope (appointed July 25, 2006)	33,333	-	-	16,000	3,000	-	-		52,333	Annual retainer 50% in cash and 50% in DSUs. Meeting fees 100% cash.
Ronald H. Farmer	100,000	-	-	40,000	33,000	-	1,500	(d)	174,500	100% DSUs
David A. Galloway	-	-	300,000	-	-	-	-		300,000	100% DSUs
Harold N. Kvisle	100,000	-	-	40,000	18,000	10,500	-		168,500	100% DSUs
Eva Lee Kwok	100,000	-	-	40,000	16,500	13,500	-		170,000	100% DSUs
Bruce H. Mitchell	100,000	22,500	-	40,000	31,500	-	-		194,000	100% DSUs
Philip S. Orsino	100,000	23,333	-	40,000	31,500	-	-		194,833	100% DSUs
Martha C. Piper (appointed July 25, 2006)	33,333	-	-	16,000	4,500	6,000	-		59,833	Annual retainer 100% in common shares. Meeting fees 100% in common shares.
J. Robert S. Prichard	100,000	-	-	40,000	24,000	-	-		164,000	100% DSUs
Jeremy H. Reitman	100,000	11,667	-	36,000	30,000	-	-		177,667	100% DSUs
Guylaine Saucier	100,000	15,000	-	30,000	27,000	-	2,000	(d)	174,000	Annual retainer 50% in cash and 50% in DSUs. Meeting fees 100% DSUs.
Nancy C. Southern	100,000	-	-	36,000	9,000	9,000	-		154,000	Annual retainer 50% in cash and 50% in common shares. Meeting fees 100% cash.
Total	1,366,666	137,500	300,000	526,000	339,000	55,500	7,000		2,731,666

Notes
(a)	The Board retainer fee was increased from $80,000 to $100,000 effective November 1, 2005.
(b)	Mr. Mitchell’s retainer as Chair of the Governance and Nominating Committee was reduced from $25,000 to $15,000 effective July 25, 2006. Mr. Orsino became Chair of the Audit Committee effective March 2, 2006.
(c)	Includes a double meeting fee paid for the two-day Directors’ Strategy Session.
(d)	Fees paid for attending Harris Financial Corp. Board meeting.
(e)	Fees paid for attending Joint Audit and Risk Review Committee meeting.
18 • Bank of Montreal Proxy Circular

Report of the Audit Committee

The Audit Committee oversees the quality, integrity and timeliness of the Bank’s financial reporting, its internal controls, including internal control over financial reporting and disclosure controls and procedures, its internal audit function, and its compliance with legal and regulatory requirements. The Committee also reviews and assesses the qualifications, independence and performance of the Shareholders’ Auditor.
Members: Philip Orsino (Chair), Robert Chevrier, Ronald Farmer, David Galloway (ex officio), Eva Lee Kwok, Jeremy Reitman, Guylaine Saucier
Year in Review
Financial Reporting

•	Reviewed with management emerging best practices in response to changes in securities legislation related to financial reporting. The Bank’s Chief Executive Officer and Chief Financial and Administrative Officer continue to certify the Bank’s annual and interim filings which include the Consolidated Financial Statements, Management’s Discussion and Analysis and Annual Information Form, as required under rules adopted by the Canadian Securities Administrators (CSA) and as required by the Sarbanes-Oxley Act of 2002 (SOX).
•	Reviewed with management and the Shareholders’ Auditor: the appropriateness of the Bank’s accounting and financial reporting, the impact of adopting new accounting standards, the accounting treatment of significant risks and uncertainties, the key estimates and judgments of management that were material to the Bank’s financial reporting, and the disclosure of critical accounting policies.
•	Reviewed and recommended for approval by the Board: the Audited Consolidated Financial Statements, Management’s Discussion and Analysis and financial releases on an annual and quarterly basis, and the Annual Information Form on an annual basis. Also reviewed and recommended for approval by their respective boards the annual Financial Statements of certain subsidiaries. The Committee concluded these documents were complete, fairly presented the Bank’s financial position and financial performance and were in accordance with generally accepted accounting principles that were consistently applied.
•	Reviewed with management, the Risk Review Committee and the Office of the Superintendent of Financial Institutions (OSFI) the annual OSFI examination report.

Internal Controls, including Internal Control over Financial Reporting and Disclosure Controls and Procedures
•	Reviewed and approved the Committee Charter, corporate policies relating to internal controls and disclosure controls, as well as the Corporate Audit mandate.
•	Monitored the Bank’s progress related to management’s first report on its assessment of the effectiveness of internal control over financial reporting required under SOX section 404. Management’s first report was provided as at October 31, 2006.
•	Reviewed management’s evaluation of the effectiveness of the Bank’s disclosure controls and procedures required under SOX section 302 and under rules adopted by the CSA.
•	Met regularly with the Chief Auditor without management present.
•	Examined key regulatory developments and assessed their implications for the Bank.
•	Examined reports of the General Counsel on legal matters and matters related to taxation and litigation.
•	Examined reports of the Chief Compliance Officer on matters relating to compliance.
•	Reviewed recommendations of the Shareholders’ Auditor and external regulators, as well as management’s response.

Shareholders’ Auditor
•	Reviewed and approved the Bank’s Auditor Independence Policy. The Policy continues to exceed regulatory requirements, strictly curtailing non-audit services by the Shareholders’ Auditor and providing guidelines on hiring personnel from the Shareholders’ Auditor.
•	Reviewed the reports of the Shareholders’ Auditor outlining all relationships between the Shareholders’ Auditor and the Bank to confirm the independence of the Shareholders’ Auditor.
•	Met regularly with the Shareholders’ Auditor without management present.
The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2006.

/s/ Philip S. Orsino
Philip S. Orsino
Chair

Bank of Montreal Proxy Circular • 19

Report of the Conduct Review Committee

The Conduct Review Committee is responsible for performing duties set forth in its Charter to enable the Board to fulfill its oversight responsibilities in relation to transactions involving related parties; conflicts of interest and the use and disclosure of confidential information, including customer and employee information; consumer protection measures and dealing with customer complaints; and standards of business conduct and ethics for directors, senior management and employees. In addition, the Committee acts as the conduct review committee of certain subsidiaries as required by the Board.
Members: Robert Chevrier (Chair), Ronald Farmer, David Galloway (ex officio), Eva Lee Kwok, Philip Orsino, Jeremy Reitman, Guylaine Saucier
Year in Review

•	Reviewed and approved the Bank’s updated procedures for complying with the Self-Dealing Provisions of the Bank Act, other governing legislation, applicable insider lending restrictions under the United States Securities Exchange Act and other non-legislated best practices adopted by the Bank.
•	Reviewed material transactions with related parties of the Bank and its designated subsidiaries in order to identify any potential material effects of these transactions on the stability or solvency of the participants.
•	Reviewed the revised FirstPrinciples: Our Code of Business Conduct and Ethics, and recommended its approval to the Board. The Code was updated to reflect the Bank’s continued commitment to ethical business practices as well as changes in legislation and the regulatory environment, including specific references to terrorist financing, anti-bribery provisions and restrictions on political contributions when prescribed by law.
•	Reviewed the Bank’s reports relating to employee conduct procedures, including conflict of interest, personal trading in securities and results of the FirstPrinciples Annual Acknowledgement process.
•	Reviewed the Bank’s procedures for dealing with customer complaints, including the Bank Ombudsman’s annual report on complaints resolution, and other consumer protection provisions, including procedures to fulfill the obligations imposed by the Financial Consumer Agency of Canada (FCAC).

•	Reviewed the Bank’s report on the status of the FCAC compliance regime, as well as updates on FCAC activities and requirements and their impact on the Bank.
•	Examined reports on disclosure of information to customers in compliance with the Bank Act, including the Chief Auditor’s attestation regarding the Bank’s related system of internal control.
•	Reviewed reports on the use and disclosure of confidential information, including customer and employee information, to monitor compliance with the obligations imposed by privacy legislation.
•	Reviewed the Committee Charter, which was updated to reflect the Committee’s review practices with respect to related party transactions and other minor changes made to reflect changes in terminology.
•	Submitted to the Superintendent of Financial Institutions an annual report on the proceedings of the Committee.
The Committee is satisfied that it appropriately fulfilled its mandate for the year ended October 31, 2006.

/s/ Robert Chevrier
Robert Chevrier
Chair

20 • Bank of Montreal Proxy Circular

Report of the Governance and Nominating Committee

The Governance and Nominating Committee is responsible for developing and maintaining governance principles consistent with high standards of corporate governance, and reviewing and assessing on an ongoing basis the Bank’s system of corporate governance. The Committee identifies and recommends candidates for election or appointment to the Board and ensures that Board and Board committee orientation programs are in place for new directors, as well as an ongoing education program for all directors to update their knowledge and understanding of the Bank’s business and their responsibilities as directors. The Committee conducts an annual review of director compensation and makes recommendations to the Board thereon. The Committee is also responsible for developing and recommending to the Board a process for assessing the Board, its committees and individual directors, including the Board and committee Chairs.
Members: Bruce Mitchell (Chair), Stephen Bachand, David Beatty, David Galloway, Philip Orsino, Robert Prichard
Year in Review

•	Position Descriptions – Recommended to the Board revised position descriptions for the Chairman of the Board and the committee Chairs.
•	Evaluation of the Chairman of the Board – An evaluation of the Chairman of the Board, David Galloway, was conducted based on comments received from Board members, and was communicated to the Chairman and used to review 2007 priorities and initiatives and establish goals for the ensuing year.
•	Corporate Governance Review – Ongoing assessment of the Bank’s system of corporate governance to ensure that the Bank’s corporate governance practices meet applicable legal and regulatory requirements and best practices. (The Bank’s corporate governance practices are summarized in Schedule 1 of this Proxy Circular. Additional information regarding the Bank’s corporate governance practices is available on the Bank’s web site at www.bmo.com.)
•	Augmentation of the Board – Reviewed the skills and competencies of the Board as a whole and of individual directors against a list of desirable skills and competencies. Recommended the appointment of two new directors, based on a consideration of various factors, including the skills and experience such individuals would bring to the Board. Two new directors, George A. Cope and Martha C. Piper, were appointed to the Board on July 25, 2006.
•	Majority Voting Policy – Developed a policy requiring majority voting for the election of directors. The policy provides that if the votes in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting, for the Committee’s consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public.
•	Board/Committee Composition – Assessed the composition and size of the Board, examining its breadth and the diversity of experience of its current members. Recommended to the Board the nominees to stand for election as directors at the Annual Meeting of Shareholders, as well as the committee members and Chairs for the year.
•	Board, Committee and Director Performance Assessment – Reviewed the Board’s current evaluation process and conducted the annual evaluation of the effectiveness and contributions of the Board, its committees and individual directors based on a combination of questionnaires and interviews conducted by the Chairman of the Board.
•	Director Independence, Shareholdings and Attendance – Worked with the Board in determining that, with the exception of the President and Chief Executive Officer, Tony Comper, all the directors were independent in accordance with the independence standards approved by the Board. Reviewed the shareholdings of directors and concluded that all directors met the six times annual retainer requirement in effect throughout fiscal 2006 with the exception of Dr. Piper. Monitored director attendance and determined that all directors met the requirement to attend at least 75% of all meetings (Board and committees) that they are required to attend during the year.
•	Director Compensation – Conducted an assessment of the director compensation practices of comparator corporations and made recommendations to the Board regarding compensation of the Bank’s directors.
•	Annual Strategy Session – Conducted a survey following the Board’s annual strategy session, which confirmed the directors’ agreement with the management strategies outlined and provided input regarding future strategy sessions.
•	Annual Governance Reviews and Updates – Supervised the annual review of the Bank’s Approval/Oversight Guidelines, which define the lines of accountability for both the Board and management. Reviewed and made recommendations to the Board on amendments to the Board’s Mandate and the Board committee charters in light of applicable governance guidelines, standards and best practices. Supervised the development of Board committee orientation programs for new committee members.
The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2006.

/s/ Bruce Mitchell
Bruce Mitchell
Chair

Bank of Montreal Proxy Circular • 21

Report of the Risk Review Committee

The Risk Review Committee is responsible for performing the duties set forth in its Charter to enable the Board to fulfill its oversight responsibilities in relation to the identification, documentation, measurement and management of significant risks affecting the Bank. The Committee also monitors the Bank’s compliance with risk-related regulatory requirements and with its internal risk management policies and procedures.
Members: David Beatty (Chair), Robert Astley, George Cope, David Galloway, Bruce Mitchell, Philip Orsino (ex officio), Jeremy Reitman (ex officio), Nancy Southern
Year in Review

•	Reviewed, amended and approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the Chief Executive Officer. These policies and controls are aligned with prudent, proactive risk management principles, prevailing market conditions and the business requirements of the approved strategies. They are also designed to be in compliance with the requirements of the laws and regulatory bodies that govern the Bank and its subsidiaries.
•	Approved the reclassification of corporate policies to corporate standards as appropriate and consistent with the Bank’s Policy Redesign Initiative.
•	Reviewed and approved the quarterly total bank market risk profile.
•	Reviewed the provision and allowance for credit losses prior to its approval by the Audit Committee.
•	Reviewed, together with the Audit Committee, the annual examination report from the Office of the Superintendent of Financial Institutions.
•	Reviewed and approved, as appropriate, decisions on risk exposures that exceeded delegated limits as per the Bank’s Counterparty Exposure Diversification Corporate Policy.
•	Examined regularly the attestations and reports of the Executive Vice-President and Chief Risk Officer. These address positions and trends in the Bank’s risk exposures, including the comparison of actual positions to exposure limits as well as any exceptions to corporate policies.
•	Reviewed core methods and procedures established by management to control key risks, and deemed by the Committee to be appropriate for prudent business practice.
•	Examined and considered the validity of the Bank’s risk measures, including parameters and boundaries of measures.

•	Reviewed significant credit and market risk exposures, industry sector analyses, topical risk issues, and the strategies of the Bank’s major business units, including related risk methodologies. The strategies of the business units are reviewed from an integrated perspective that encompasses all of the risk components, thereby providing a comprehensive view of both the risk and the expected returns.
•	Considered risk issues in the broad context of the Bank’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses, group strategies and line-of-business initiatives.
•	Evaluated the Committee’s effectiveness in carrying out the duties specified in its Charter.
•	Reviewed regularly the Bank’s progress toward implementation of new regulatory capital requirements under the Basel II Framework and continued to prepare for the governance and operational changes that this will require.
•	Reviewed the Bank’s material outsourcing arrangements in order to provide oversight on the aggregate use of outsourcing in the enterprise.
The Committee is satisfied that it appropriately fulfilled its mandate for the year ended October 31, 2006.

/s/ David R. Beatty
David R. Beatty
Chair

22 • Bank of Montreal Proxy Circular

Report of the Human Resources and
Management Compensation Committee

The Human Resources and Management Compensation Committee is responsible for assisting the Board of Directors in ensuring that the Bank’s human resources strategies support its objectives and sustain shareholder value.
Members: Stephen Bachand (Chair), Robert Astley, Ronald Farmer, David Galloway, Harold Kvisle, Martha Piper, Robert Prichard
Year in Review
During the year, the Committee reviewed strategic, organizational and leadership issues, executive compensation programs, performance assessments of the Bank’s most senior executives and succession management for all key executive positions. In fulfilling its role, the Committee:

•	Undertook a comprehensive executive compensation review which examined the detailed design and administration processes of the Bank’s executive compensation programs. In particular, the Committee reviewed the degree to which the programs support the creation of shareholder value, contribute to the Bank’s goal of being the best performing financial institution in North America, reflect the Bank’s commitment to a high performance culture and demonstrate direct linkages between pay and performance.
•	Reviewed compensation levels for all executives through an extensive review of the Bank’s benchmarking methodology and, for individual members of the Bank’s Management Board Executive Committee (MBEC, the most senior executives), reviewed individual compensation tally sheets and used this information to help validate compensation decisions.
•	Reviewed the Bank’s Stock Option Plan and recommended to the Board for approval amendments to the Plan to permit the continued use of stock options to attract and retain talented individuals, enhance the prudent governance of the Stock Option Plan and clarify certain provisions.
•	Ensured that effective succession plans (short- and long-term) for the Chief Executive Officer and all senior executive positions continue to be in place. These succession plans were reviewed with the Board.
•	Recommended to the Board the appointment and reassignment of MBEC members, including the appointment of a Chief Operating Officer, and reviewed and approved the appointment and reassignment of other executives.
•	Assessed the performance of the Bank’s President and Chief Executive Officer (CEO) and reviewed the assessment with the Board; determined the President and Chief Executive Officer’s compensation based on the Bank’s performance for the past fiscal year and recommended to the Board that, effective December 2006, CEO compensation be approved by the independent members of the Board following receipt of the Committee’s recommendations rather than being approved by the Committee.
•	Reviewed and approved annual performance assessments submitted by the President and Chief Executive Officer for the other MBEC executives,

and reviewed and approved compensation for these executives.
•	Reviewed a comprehensive assessment of the human resources strategic priorities to widen and deepen the Bank’s performance culture. Progress being made on these key strategies included:
	-	increasing operational efficiency and effectiveness through organizational redesign and reduction of management layers,
	-	establishing more aggressive performance standards and aligning compensation to those standards,
	-	enhancing the management of talent and succession,
	-	strengthening employee engagement (morale) and the Bank’s status as an employer of choice, and
	-	matching training and development to business needs with significant focus on leadership development for the present and the future.
A summary of the assessment and recommended enhancements for 2006/2007 was reported to the Board.
•	Met with the Committee’s compensation advisors at Committee meetings without management present.
•	Reviewed the performance of the Committee’s compensation advisors and established the advisors’ mandate and work plan for 2007.
Advisors to the Committee
The Committee has engaged Mercer Human Resource Consulting (Mercer) and Hugessen Consulting Inc. (HCI) to gather information and opine on the Bank’s compensation practices versus its direct comparators, other large financial services organizations and other widely held corporate employers. The Committee’s mandate with Mercer was established in 2003 and a mandate with HCI was established in 2006.
     The advisors provide advice to the Committee on policy recommendations prepared by management, and also review and provide commentary on the Bank’s Proxy Circular. In 2006, the advisors were additionally mandated to work with the Committee and senior management of the Bank to conduct a comprehensive review of the Bank’s executive compensation program. During fiscal 2006, the advisors attended portions of some Committee meetings, as requested by the Committee Chair.
     The Committee conducts an annual review of all work performed by each of the advisors and the associated fees.

Bank of Montreal Proxy Circular • 23

Report of the Human Resources and Management Compensation Committee (continued)
     For fiscal 2006, Mercer’s fees as a Committee advisor totalled approximately $601,000, primarily for the review of the Bank’s executive compensation policies and programs. The Bank also paid Mercer approximately $4.3 million for non-Committee advisory work for various routine administration, actuarial and compliance tasks completed for Bank management at various locations around the world, unrelated to the compensation of the Bank’s executives.
     For fiscal 2006, HCI’s fees as a Committee advisor totalled approximately $232,000, primarily for the review of the Bank’s executive compensation policies and programs. HCI provided no other services to the Bank.
     As a matter of policy, the Committee has adopted a number of practices with regards to its executive compensation advisors:

•	The Committee annually reviews the advisors’ performance and fees from all sources;
•	The Committee agrees annually, and on an as-needed basis, with input from management and the advisors, the specific work to be undertaken by each of the advisors for the Committee, and the fees associated with this work;
•	All services provided to the Bank by each of the advisors, beyond their role in supporting the requirements of the Committee, require written pre-approval by the Chair of the Committee outlining the scope of work and related fees. The Committee does not approve any such work that, in its view, could compromise an advisor’s independence in serving the Committee; and
•	The Committee discloses annually in the Proxy Circular the work done and fees paid to each of the advisors for all work done for the Committee, and any other work the Committee has approved.
Other Compensation Advisors to the Bank
The Bank retains Hay Group and Towers Perrin from time to time to provide expertise and advice in connection with the development of compensation policies and to make recommendations respecting the design and implementation of executive compensation programs, for the Committee’s review and approval.

•	For fiscal 2006, Hay Group’s fees as management’s advisor totalled approximately $81,000. The Bank also paid Hay Group approximately $425,000 for non-executive compensation and job evaluation consulting, compensation surveys, and training program design and facilitation.
•	For fiscal 2006, Towers Perrin’s fees as management’s advisor totalled approximately $82,000 for executive compensation consulting and custom survey work. The Bank also paid Towers Perrin approximately $1.3 million for benefits consulting in connection with United States employee health and welfare programs.
The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2006.

/s/ Stephen E. Bachand
Stephen E. Bachand
Chair

24 • Bank of Montreal Proxy Circular

Report on Executive Compensation

The following is the Human Resources and Management Compensation Committee’s report on executive compensation, which covers approximately 260 Bank of Montreal executives as well as executive equivalents in subsidiaries.

Executive Compensation Overview
Compensation of the Bank’s senior executives is a key area of focus for the Board of Directors, and is viewed as a means of supporting and enabling the Bank’s vision, objectives and culture.
     The current compensation programs reflect the Bank’s desire to attract, retain and motivate extraordinary talent that can further the Bank’s progress toward being the best performing financial institution in North America. While base salaries, health and welfare benefits and perquisites are generally at the median of those firms with which the Bank competes for talent, a superior level of incentive compensation at the individual level is provided for the achievement of superior individual and Bank performance when compared against the Bank’s competitors; conversely, individual and Bank underperformance result in a significantly lower level of incentive compensation. Retirement programs are designed to provide a competitive level of post-retirement income and a strong incentive for executives to remain with the Bank throughout their careers, allowing the Bank to prepare the next generation of talent and facilitate a smooth transition.
     Annual compensation targets for the Bank’s executives reflect 1) compensation benchmarking within the relevant markets for each executive group, and 2) the performance levels expected by the Board based on the Bank’s business planning process, rigorous analysis of the markets in which the Bank operates and the potential of each market based on best-in-class competitors.
     At the end of each fiscal year, the Committee reviews the compensation as calculated in accordance with existing compensation programs and policies. The Committee then carries out an assessment of business performance versus expectations using a series of performance metrics. In applying its judgment the Committee considers such key factors as actual versus expected loan loss provisions, the Bank’s relative performance against its peers and overall quality of earnings. Based on that assessment, the Committee approves awards that reflect the Bank’s performance.
     Actual compensation levels are intended to reflect the contribution of each executive. While awards are generally tied to performance against quantitative objectives, consideration is also given to an individual’s contribution to the organization through leadership, a demonstrated commitment to the Bank’s customers, innovation and teamwork.
Comparator Groups
•	Total compensation “target” levels for executives (the sum of the policy amounts for base salary and short-, mid- and long-term incentives, plus pensions, benefits and perquisites) are set at the median of the relevant comparator markets:
-	for Canadian executives, the relevant market is generally the other four major Canadian banks (Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of

Canada and The Toronto-Dominion Bank), although for specialized positions, the Bank may consider a broader market, such as a broader group of large Canadian organizations (those with revenue over $5 billion), and
-	for U.S. executives, the relevant market is a comparable group of U.S. regional banks.
•	The actual amount of total direct compensation (the sum of base salary and short-, mid- and long-term incentives paid to executives) may be increased to deliver pay above the median when business performance exceeds expectations in terms of year-over-year growth, and relative performance as measured against the Bank’s peer group. (For business performance purposes, the peer group is comprised of the other four major Canadian banks listed above, and National Bank of Canada.)
•	Conversely, if performance is below expectations, the actual amount of total direct compensation paid will be decreased to deliver pay below that of the peer companies.
Annual Compensation Review Process
Each year the Committee reviews the levels of compensation for all executives, and in particular for MBEC members, which includes the five Named Executive Officers whose compensation is detailed beginning on page 34. This benchmarking process assesses both “actual” compensation delivered to executives through base salary, short-, mid-, and long-term incentive awards, and the policy or “target” levels for these programs. The objective is to ensure that the total compensation position of the Bank’s executives compares appropriately with relevant comparator markets. The impact of the benefits, perquisites and pension programs is also considered.
     At the beginning of each year the Committee establishes business performance targets for funding the executive short- and mid-term incentive plans. These targets are set at a level consistent with the Bank’s business targets, with the objectives of driving desired business results and providing a competitive level of pay relative to the results achieved. Threshold and maximum performance levels are also set, to ensure appropriate limits are placed on minimum and maximum payout amounts and that an appropriate relationship exists between pay and performance. On at least a quarterly basis, the Committee reviews the year-to-date forecast business results and the incentive pool funding that would result.
     To provide the Committee with full context in determining annual incentive pool funding for short- and mid-term incentive plans, consideration is given to the achievement of the business performance goals that were established at the beginning of the year. Judgment is then applied to increase or decrease the formula-derived level of pool funding in order to determine the appropriate level of incentive compensation pool funding.

Bank of Montreal Proxy Circular • 25

Report on Executive Compensation (continued)

     In determining annual compensation decisions, a compensation tally sheet for each MBEC member is reviewed by the Committee. These tally sheets attribute a dollar value to each component of compensation, including: salary; short-term cash incentives; vested, unvested and previously paid equity awards; benefits; perquisites; pension including annual increases to liabilities, accumulated liabilities and projected payouts at retirement; and potential change in control severance payments.
     In any given year, if compensation design features come into question and might require modification, prior to doing so features are validated through a stress-testing process. For example, in 2005 the weighting of the STIP program’s two key performance metrics was changed and extensive modelling was undertaken. An analysis was conducted to determine the amounts the revised compensation plan would have paid out in the past over a multi-year performance period, based on each year’s actual financial performance, as well as under various future performance scenarios, in order to demonstrate to the Committee that the revised design should provide an appropriate result in future years.
Executive Compensation Review (ECR)
In 2006, the Committee and management initiated a comprehensive review of all aspects of the Bank’s executive compensation programs. The review is being led by the Committee and supported by the Committee’s executive compensation advisors in conjunction with Bank management. Frequent working sessions are being held with the Committee, management and the Committee’s advisor. The review includes an examination of the compensation philosophy, plan design, and the associated administration processes for each of the cash and equity compensation programs.
     The objective of the ECR is to identify and act on opportunities to enhance the effectiveness and efficiency of the compensation programs. The plan review phase was completed in fiscal 2006, and the redesign phase, including the review of appropriate performance metrics and back-testing of the metrics, is now underway.
     The Committee anticipates that enhancements, including design changes, will be phased in as appropriate over the next 12 months.
Elements of Executive Compensation
Executive compensation consists of four main elements: base salary, short-term incentives, performance and/or restricted share units issued under the mid-term incentive plans, and stock options issued as long-term incentives. These are described in Table A below for all executives, excluding those in Investment Banking Group (IBG), except where noted. The compensation elements for IBG executives follow in Table B.

Table A: Compensation Elements for Executives (excluding those in IBG, except where noted)

Compensation element	Form	Eligibility	Performance period	Determination
Base salary	Cash	All executives	Annual	• Salaries are set to reflect market practices and each executive’s experience and performance
Short-term incentives (STIP)	Cash	All executives	1 year	• Aggregate awards are funded based on Bank and/or operating group results
• Individual awards reflect performance against predetermined business and individual objectives
	Deferred stock units	MBEC members, other selected	Until executive retires or leaves the Bank	• Units are awarded in lieu of cash payment, where the executive has made a prior election to do so
		executives and selected officers in IBG		• Payouts are based on final value of an equivalent number of the Bank’s shares
Mid-term incentives (Bank MTIP)	Performance share units	Most executives and selected officers in IBG	3 years	• Aggregate awards are funded based on Bank and/or operating group performance on productivity versus planned performance during the current fiscal year
• Individual awards are granted based on executive level, an assessment of individual contribution and reflect sustained performance
• Units vest and are paid out based on the Bank’s annualized total shareholder return relative to that of the Bank’s Canadian peer group over the performance period
Long-term incentives (LTIP)	Stock options	Most executives and selected officers in IBG	Up to 10 years	• Stock options are granted based on executive level, an assessment of individual contribution and reflect sustained performance
• Vesting of the options occurs over the four years following the grant date, and a portion of each award is also subject to a minimum share price growth requirement
• Unexercised options expire after 10 years

Note
For more detailed information please refer to the plan descriptions on pages 27-31.

26 • Bank of Montreal Proxy Circular

Table B: Compensation Elements for Executives in Investment Banking Group (IBG) (a)

Compensation element	Form	Eligibility	Performance period	Determination
Base salary	Cash	All executives or executive equivalents	Annual	• Salaries are set to reflect market practices and each executive’s experience and performance
Short-term incentives	Cash	All executives or executive equivalents	1 year	• Aggregate awards are funded based on operating group results
• Individual awards reflect performance against predetermined business and individual objectives
Mid-term incentives (IBG MTIP)	Restricted share units	All executives or executive equivalents	3 years	• Aggregate awards are funded based on annual business performance (net income, adjusted for productivity and loan loss performance)
• Individual awards reflect performance against predetermined business and individual objectives

• Awards are granted as restricted share units that vest and pay out one-third per year over three years, or in full at the end of the performance period, at the participant’s election (where permissible)

Notes
(a) In addition, the IBG Executive Committee (i.e., the five most senior executives, including Mr. Bourdeau) are eligible to participate in Bank MTIP, the Stock Option Plan and the Deferred Stock Unit Plan. For more detailed information please refer to the plan descriptions on pages 27—31.
Relative Weighting of Each Compensation Element
The relative weighting of each element of compensation is aligned with each executive’s ability to influence short-, medium- and long-term business results, ensuring appropriate emphasis on each performance period (i.e., one year, three years, 10 years). The actual incentive opportunity varies with an executive’s level of responsibility and is established through regular reviews of competitive practice. The table below shows the percentage each component comprises of the executive’s target total direct compensation.

	Percentage of target total direct compensation (excluding IBG)
		Short-term	Mid-term	Long-term	Total pay
Title	Base salary	incentive	incentive	incentive (options)	at risk
Chief Executive Officer	15%	15%	35%	35%	85%
Operating Group President	26%	23%	25%	26%	74%
Senior Executive Vice-President Executive Vice-President	31%	21%	23%	25%	69%

Senior Vice-President	40%	20%	26%	14%	60%
Vice-President	47%	20%	24%	9%	53%

1.	Short-Term Incentive Plans
1.1	Executive Short-Term Incentive Plan (other than Investment Banking Group)
1.1.1 Participation and Performance Measures
There are approximately 250 participants in this Plan, which excludes executives and executive equivalents in Investment Banking Group. The size of the short-term incentive plan (STIP) pool is determined either by Total Bank performance or by a combination of Total Bank and operating group performance, as noted in Table C.
     For MBEC members, the formula used to determine the level of incentive pool funding also includes relative performance, whereby Total Bank earnings per share and revenue growth are assessed relative to those of the Bank’s Canadian peer group (the other five major Canadian banks). The weighting of the performance measures is shown in Table C.
     Once the formula-driven pool is determined, the Committee may use its discretion to adjust the pool, either positively or negatively, taking into account the Bank’s performance on a variety of measures, in both absolute and relative terms.

Bank of Montreal Proxy Circular • 27

Report on Executive Compensation (continued)
Table C: Performance Measures Used to Determine the Level of Incentive Pool Funding (excluding IBG)

		Weighting of each measure
		Total Bank		Individual operating		Total Bank relative
		performance		group performance		performance
				Net Income
		EPS (GAAP)	Revenue	(GAAP)	Revenue	EPS (GAAP)	Revenue
Operating Group	Participants	growth	growth	growth	growth	growth	growth	Total
Personal & Commercial Banking and Private Client Group	MBEC members	12.5%	12.5%	25.0%	25.0%	12.5%	12.5%	100%
	Other executives	12.5%	12.5%	37.5%	37.5%	n/a	n/a	100%
Corporate Groups	MBEC members	37.5%	37.5%	n/a	n/a	12.5%	12.5%	100%
	Other executives	50.0%	50.0%	n/a	n/a	n/a	n/a	100%

1.1.2 Individual Performance and Allocating Incentive Pool Funds
Each executive’s performance is assessed against predetermined financial, operational and strategic objectives. Final STIP awards are allocated based on the individual’s contribution to annual business results, strategy development and strategy execution. The aggregate of individual STIP awards cannot exceed incentive pool funding.
1.1.3 2006 Payouts – Short-Term Incentive Plan
As highlighted in the Bank’s 2006 Annual Report, performance of the Bank as a whole and each of its operating groups improved over 2005 in a favourable banking environment. However, core business performance did not meet the Bank’s expectations and bonus pools declined year over year in each group. Personal & Commercial Banking did not meet growth targets and the bonus pool declined accordingly. Private Client Group had a good year and achieved its growth targets; however, its incentive pool was reduced compared to 2005, when performance was very strong. While the Bank as a whole achieved above-target earnings growth, revenue growth was less than expected and expenses were high, reflecting continued investments in our retail businesses and change in our business mix. These factors, combined with increased performance expectations, resulted in a reduction in incentive pool funding for Corporate Groups compared to the prior year.
1.2	Short-Term Incentive Plan – Investment Banking Group (IBG) – Executive Committee
1.2.1 Participation and Performance Measures
For the executives of the IBG Executive Committee (the five most senior executives in IBG), the size of the short-term incentive pool is determined by a combination of Total Bank performance and the performance of IBG.
     For the MBEC member in IBG, relative performance is also considered, so that Total Bank cash earnings per share and revenue growth are assessed relative to those of the Bank’s Canadian peer group (the other five major Canadian banks). The weighting of these performance measures is shown below:

Table D: Performance Measures Used to Determine the Level of Incentive Pool Funding – IBG Executive Committee

		Weighting of each measure
		Total Bank		Operating group	Total Bank relative
		performance		performance	performance
				Net income
Operating		EPS (GAAP)	Revenue	(GAAP) relative	EPS (GAAP)	Revenue
Group	Participants	growth	growth	to plan (a)	growth	growth	Total
IBG	MBEC member	12.5%	12.5%	50%	12.5%	12.5%	100%
	Executive Committee	12.5%	12.5%	75%	n/a	n/a	100%

Note
(a) The short-term incentive pool is funded based on IBG’s net income (adjusted for loan loss performance).

1.2.2 Individual Performance and Allocating Incentive Pool Funds
Each executive’s performance is assessed against predetermined financial, operational and strategic objectives. Final STIP awards are allocated from the funded incentive pools based on the individual’s contribution to annual business results, strategy development and strategy execution. The aggregate of individual STIP awards cannot exceed incentive pool funding.
1.2.3 2006 Investment Banking Group Payout
Performance of Investment Banking Group improved over 2005, but fell short of expectations. However, short-term incentive compensation increased as higher revenue growth came from businesses with higher variable compensation.

28 • Bank of Montreal Proxy Circular

1.3	Deferral of Short-Term Incentives (Deferred Stock Unit Plans)
The purpose of the Deferred Stock Unit Plans is to further align the interests of executives with those of shareholders by linking short-term incentive awards to the future value of the Bank’s Common Shares.
     MBEC members and other selected executives are eligible to participate in the Deferred Stock Unit Plans, which allow participants to voluntarily defer cash awarded under the Short-Term Incentive Plans. The deferred amount is converted into deferred stock units (DSUs).
     Participants may elect to receive 0%, 25%, 50%, 75% or 100% of their short-term incentive awards in DSUs. For participants who are MBEC members, up to 100% of their bonus may be deferred; for participants who are not MBEC members, the individual annual deferral amount is capped at $350,000.
     Irrevocable elections must be made before the beginning of the fiscal year. Once short-term incentive awards are determined after the fiscal year-end, the percentage of their short-term incentive award that executives elected to defer is converted into DSUs based on the average closing price of the Bank’s Common Shares on the Toronto Stock Exchange (TSX) for the last five trading days of the fiscal year (ending October 31, 2006 for current-year deferrals). Additional DSUs are automatically credited to participants’ accounts in respect of dividends that are paid on Common Shares of the Bank.
     Redemption of DSUs for cash and/or the Bank’s Common Shares (purchased on the open market) can be made only upon termination of all positions with the Bank and its affiliates. The value of the DSUs is equivalent to the fair market value of an equal number of Common Shares at the time of redemption.
2.	Mid-Term Incentive Plans
The Bank’s mid-term incentive plans are designed to motivate creation of sustainable shareholder value and superior returns over a three-year performance period.
2.1	Executive Mid-Term Incentive Plans
2.1.1 Participation and Performance Measures
Participants in these Plans are the same as those in the Executive Short-Term Incentive Plan and the members of the IBG Executive Committee.
     Cash productivity (the cash expense-to-revenue ratio or the percentage of revenue consumed by operating expenses, excluding the impact of intangible amortization on non-interest expense) is used to adjust the size of the mid-term incentive pools. Productivity results for the Bank and each operating group affect pools as follows:
•	If productivity fails to meet target ratios, mid-term incentive pools will be decreased by as much as 15.0% of the total direct compensation target level, or
•	If productivity exceeds target ratios, mid-term incentive pools will be increased by up to 7.5% of the total direct compensation target level.
Once the formula-driven pool is determined, the Committee may use its discretion to adjust the pool, either positively or negatively, based on its assessment of the results achieved.
2.1.2 Individual Performance and Allocating Incentive Pool Funds
Individual awards are determined based on an assessment of the individual’s performance in the current year, the level and consistency of the individual’s contribution over the past three years (i.e., sustained performance), and the individual’s potential to assume greater responsibility and make an even more significant contribution in the future.
     Under these Plans, participants receive annual awards of performance share units (Units). The initial value of each of these Units is based on the average closing price of the Bank’s Common Shares on the TSX for the trading days occurring in the 90 calendar days preceding December 1 of the relevant grant year.
2.1.3 Final Payouts
Each award vests and is paid out at the end of a three-year performance period based on the following:
•	The Bank’s average Common Share closing price on the TSX for the trading days occurring in the 90 calendar days preceding the vesting date,
•	Additional Units representing dividends paid during the three-year performance period, and
•	The Bank’s annualized total shareholder return (TSR, defined as dividends paid plus the change in share price) over the three-year performance period relative to the Bank’s Canadian peer group (the other five major Canadian banks).
When the Bank’s TSR exceeds the annualized TSR of its Canadian peer group, payouts may be increased by up to 50%. The Bank also sets a threshold level of relative TSR performance to be achieved (defined as peer group annualized TSR less more than 10 percentage points), below which payments are reduced to zero. If the Bank’s annualized TSR performance falls below the annualized TSR of the Canadian peer group but is above the threshold, payments are reduced on a sliding scale.
2.1.4 Funding of the December 2006 Mid-Term Incentive Pools
For 2006, the Bank did not meet its cash productivity improvement target of 100 to 150 basis points (bps), improving by only 25 bps, which resulted in a decrease to the mid-term incentive pools relative to target for executives in Corporate Groups. Personal & Commercial Banking also did not meet its productivity target and its mid-term incentive pool was decreased accordingly. While Private Client Group met its productivity target, the incentive pool funding was lower than last year, reflecting 2005’s very strong productivity performance.
2.2	Mid-Term Incentive Plans for Investment Banking Group
2.2.1 Participation and Performance Measures
Participants in the Investment Banking Group Mid-Term Incentive Plans include Mr. Bourdeau, and executives and selected senior managers in IBG.
     Under these Plans, the mid-term incentive pool is funded based on IBG’s net income, adjusted for productivity and loan loss performance.

Bank of Montreal Proxy Circular • 29

Report on Executive Compensation (continued)

2.2.2 Individual Performance and Allocating Incentive Pool Funds
Individual awards are based on the individual’s contribution to annual business results.
     Under these Plans, participants receive annual awards of restricted share units (Units). For awards made in December 2003, the initial value of each of these Units was based on the average closing price of the Bank’s Common Shares on the TSX for the five trading days ending on the date of the grant. For awards made in subsequent years, the initial value of each of these Units is based on the average closing price of the Bank’s Common Shares on the TSX for the 10 trading days ending on December 1 of the relevant grant year.
2.2.3 Final Payouts
These Units vest one-third in each subsequent year of the award and are paid annually as they vest or, at the election of the participant, at the end of the three years (as permitted by tax laws). Where permitted, elections are made within 30 business days following the award issue date. Unvested Units are forfeited if a participant is terminated for cause, or resigns or retires and moves to a competitor, or, in certain circumstances, re-enters the workforce.
     Dividend equivalents are added to the participants’ accounts in the form of additional Units. The payout value of the Units is based on the average closing price of the Bank’s Common Shares on the TSX for the 10 trading days ending on December 1 of the relevant year.
2.2.4 Funding of the December 2006 IBG Mid-Term Incentive Pool
Investment Banking Group net income improved over 2005 but fell short of expectations. Strong revenue growth in the fee-based businesses, lower year-over-year provisions for loan losses and a lower tax rate were more than offset by expenses, reflecting higher revenue in businesses with higher variable compensation and resulting in productivity below target. The mid-term incentive pool increased slightly however, compared to 2005 due to a shift in compensation mix.
3.	Long-Term Incentive Plan
3.1	Stock Option Plan
There are approximately 190 participants in this Plan, including selected Bank executives, executives in subsidiaries and the members of the IBG Executive Committee.
     The Bank’s Stock Option Plan includes the concept of price-conditioned options, rendering options worthless (with zero payout value) unless share price growth surpasses the share price thresholds outlined below. In setting these high thresholds, the Committee is encouraging executives to hold options for the long term and realize gains only when other shareholders have also realized substantial gains.
     Before stock options can be exercised, the following two conditions must be met: 1) the options must be vested (the Bank’s options vest 25% per year over four years), and 2) for a portion of these options, share price growth must meet or exceed prescribed increases in the price of the Common Shares; if such thresholds are not met, the options expire worthless. Exercise conditions are noted in the table below:

	Percentage of total award
		Senior Executive Vice-Presidents
		Executive Vice-Presidents	Vice-Presidents
Exercise conditions	MBEC (a)	Senior Vice-Presidents	and below
1. Normal time vesting	33%	50%	75%
1. Normal time vesting
2. 50% increase in share price before exercise can occur	33%	50%	25%
1. Normal time vesting
2. 100% increase in share price before exercise can occur	34%	n/a	n/a
Total	100%	100%	100%

Note
(a) Including the Named Executive Officers listed on page 34.
The value of stock options granted each year is established as part of an executive’s total direct compensation, considering current market practice and subject to individual performance. Individual awards are determined based on an assessment of the individual’s performance in the current year, the level and consistency of the individual’s contribution over the past three years (i.e., sustained performance), and the individual’s potential to assume greater responsibility and make an even more significant contribution in the future. No consideration is given to the outstanding amount or terms of an individual’s performance share units, restricted share units or stock options, or to the current value of these holdings, in determining whether and how many options will be granted. Stock options are granted each year after the announcement of annual financial results. Grants occur in a period during which employees are permitted to trade in BMO Common Shares under the Bank’s Insider Trading Policy.
     To reduce the future dilutive effects of stock options on share value, the Committee has established a guideline that is intended to limit overhang to 7.5% or less of the total number of issued and outstanding Common Shares of the Bank.
     In addition, the Bank monitors the level of dilution (i.e., options issued but not exercised as a percentage of Common Shares of the Bank) and the annual burn rate (i.e., the number of stock options issued each year as a percentage of the issued and outstanding Common Shares of the Bank) relating to stock options.
     The Bank’s performance against these measures over the last three years is reported in the following table.

	2006	2005	2004
Overhang (a)	5.05%	6.03%	6.97%
Dilution (b)	4.64%	5.35%	6.05%
Burn rate (c)	0.28%	0.29%	0.33%

Notes
(a)	Overhang is defined as the total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Common Shares of the Bank at the end of the fiscal year.
(b)	Dilution is defined as options issued but not exercised, expressed as a percentage of issued and outstanding Common Shares of the Bank at the end of the fiscal year.
(c)	Burn rate is defined as the number of stock options issued each year, expressed as a percentage of the issued and outstanding Common Shares of the Bank at the end of the fiscal year.

30 • Bank of Montreal Proxy Circular

3.2	Stock Option Exercise Protocol for the Chief Executive Officer (CEO)
A pre-arranged option exercise protocol for the Chief Executive Officer was established in 2002, in advance of the CEO’s first option exercise. Under the protocol, the Committee is consulted prior to the exercise of options by the CEO.
3.3	Amendments to the Stock Option Plan
In 2006, the Committee reviewed the terms of the current Stock Option Plan and the Board approved, on recommendation of the Committee, various changes to the Plan which are summarized on page 42. Certain of the changes approved by the Board are subject to shareholder approval as described on pages 5 and 6.
Other Equity-Based Plans
Deferral of Commissions and Cash Incentives in the Private Client Division (PCD) Deferred Stock Unit Plans
The purpose of the PCD Deferred Stock Unit Plans is to further align the interests of Investment Advisors and senior management in PCD with those of shareholders by linking short-term incentive awards to the future value of the Bank’s Common Shares.
     The PCD Deferred Stock Unit Plans allow participants to voluntarily defer commissions earned and cash incentives awarded under incentive plans in the Canadian retail brokerage. The deferred amount is converted into deferred stock units (DSUs).
     Participants may elect to receive 5%, 10%, 15%, 20% or 25% of their total commission and/or bonus in DSUs, up to a maximum of $125,000 or, in a limited number of instances, $175,000 or $200,000; elections must be made before the beginning of the performance period.
     In respect of deferred commissions, DSUs are credited to the employee’s account at the end of each quarter. The amounts elected for deferral are converted into DSUs based on the average closing price of Common Shares of the Bank on the TSX for up to 10 trading days immediately prior to and including the quarter end. In respect of a deferred bonus, in certain cases the employee can elect the method by which the number of DSUs to be credited shall be determined, with pricing done at the end of the annual performance period, or as an average of the prices at the end of each quarterly period. Additional DSUs are automatically credited to participants’ accounts representing dividends that are paid on Common Shares of the Bank.
     Redemption of DSUs for cash and/or Common Shares (purchased on the open market) can only be made subsequent to retirement, termination of employment or death. The value of DSUs is equivalent to the fair market value of an equal number of Common Shares of the Bank at the time of redemption.
Perquisite Allowance
In place of executive perquisites including car leases and annual club membership dues, a program was introduced in 2005 to provide executives with an unrestricted taxable cash allowance. The intention is to provide a market-competitive program, promote greater satisfaction through choice while supporting the needs of the business and manage future costs.
Executive Share Ownership Guidelines
The Committee strongly supports executives holding ownership in the Bank. In January 2001, the Bank introduced minimum shareholding guidelines, which were met by December 2003. In January 2003, the guidelines were increased to the levels outlined in the table below. Executives were required to meet these new minimum shareholding guidelines in fiscal 2006, and new executives within three years of appointment. All executives are in compliance with these increased ownership guidelines, which can be met through the holding of the Bank’s Common Shares, DSUs or Units under the Bank’s Mid-Term Incentive Plans. Once executives have met their initial shareholding requirement, they are expected to maintain compliance and their compliance is reconfirmed annually. Total equity holdings of the Named Executive Officers are reported on page 35 in footnote (e) to the Summary Compensation Table; the value of each Named Executive Officer’s holdings exceeds the applicable share ownership guideline set out below:

Title	Share ownership guideline
Chief Executive Officer	7.0 times base salary
Chief Operating Officer Operating Group Presidents	5.0 times base salary
Senior Executive Vice-Presidents Executive Vice-Presidents	3.0 times base salary
Senior Vice-Presidents	2.0 times base salary
Vice-Presidents	1.5 times base salary

To align executive and shareholder interests beyond retirement, and reinforce the importance of long-term strategic decisions and effective succession management, MBEC members must continue to meet their share ownership guidelines for a period following retirement. The CEO is required to maintain his share ownership level for two years following retirement and other MBEC members must maintain their share ownership levels for one year following retirement.
Cost of Management Ratio
In response to a shareholder proposal received in 2005, the Bank committed to working with other financial institutions to develop a cost of management ratio to be reported annually. The agreed upon measure, shown below, reports the total aggregate compensation for those individuals identified as Named Executive Officers in the Proxy Circular issued in the year following each of the last three fiscal years noted below, expressed as a percentage of net income after tax.

	2006	2005	2004
Total aggregate NEO compensation ($ millions) (a)	$31.9	$30.7	$31.7
As a percentage of net income after tax (b)	1.20%	1.28%	1.38%

Notes
(a)	Total Named Executive Officer (NEO) compensation is defined as the aggregate of base salary, short-, mid- and long-term incentives, other compensation and the annual pension service and compensation cost as reported on pages 33 and 40.

(b)	Net income after tax (in accordance with Canadian GAAP) is reported on page 93 in the 2006 Annual Report.

Bank of Montreal Proxy Circular • 31

Report on Executive Compensation (continued)

Compensation of the President and Chief Executive Officer
As previously mentioned, the Committee monitors and assesses the performance of Mr. Comper, President and Chief Executive Officer and recommends to the Board compensation amounts for Mr. Comper.
     For the fiscal year ending October 31, 2006, Mr. Comper’s compensation consisted of base salary and awards under the Short-Term Incentive, Mid-Term Incentive and Stock Option Plans. When assessing Mr. Comper’s compensation, the Committee considered the absolute and relative performance of the Bank, Mr. Comper’s individual performance and the median of the comparator market, which is made up of the CEOs of the other major Canadian banks. In determining his 2006 amounts, the Committee carefully considered all aspects of compensation including pension benefits and costs. Mr. Comper’s 2006 total compensation is positioned slightly below the median of the peer group.
1.	Base Salary
For fiscal 2006 Mr. Comper’s salary was $1,000,000 and will remain at this level.
2.	Short-Term Incentive
2.1 Business Performance Assessment
In determining the 2006 bonus award for Mr. Comper, the Committee assessed the following business performance measures and their assigned weightings:
•	Earnings per share (EPS) growth from the prior year (37.5% weighting),
•	Revenue growth from the prior year (37.5% weighting), and
•	EPS growth and revenue growth relative to the Canadian peer group (25% weighting).
In 2006, earnings per share growth over the prior year exceeded the established performance target. Revenue growth was less than expected.
     The Bank’s reported earnings per share growth and revenue growth were below the Canadian peer group (the six major Canadian banks) average before taking into account significant items. The peer averages were elevated by the impact of litigation provisions in 2005 and a significant gain on the sale of a business in 2006. The sale of Harrisdirect, BMO’s former U.S. direct-investing business, negatively impacted BMO’s revenue growth.
Bank of Montreal 2006 Financial Highlights

	GAAP	GAAP adjusted	(a)

EPS growth	11.2%

Revenue growth	1.5%	1.5%	(b)

Revenue growth excluding Harrisdirect (c)	4.2%	4.2%

Notes
(a)	Non-GAAP measure
(b)	Taxable equivalent basis
The Bank uses revenue on a taxable equivalent basis, a non-GAAP measure, to assess performance for compensation purposes. Securities regulators require that corporations caution readers that earnings and other measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
Revenue on a taxable equivalent basis includes an adjustment that increases GAAP revenues and the provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. For 2006, there is no difference in revenue growth if calculated using GAAP-based revenue.
(c)	In the fourth quarter of 2005, BMO completed the sale of Harrisdirect, our former U.S. direct-investing business. To assist in understanding performance, the revenue growth measure disclosed is presented both as reported and excluding Harrisdirect.
2.2 Impact of Business Performance on Short-Term Incentive Award
In 2006, the earnings per share growth standard established for a 100% short-term incentive payout (i.e., target level) was 5.0%. While the Bank outperformed the EPS growth target, revenue growth excluding Harrisdirect was less than expected, based on GDP growth. Taking these factors into consideration, as well as qualitative factors such as competitive results and the quality of revenue, Mr. Comper’s bonus amount was adjusted accordingly.
     After taking into account the significant items in 2.1 above, the overall assessment of BMO’s relative performance was determined to be average. As a result, no adjustment was made to Mr. Comper’s bonus amount for the effect of relative performance.
2.3 Individual Performance Assessment
In addition to solid financial results for the Bank, the Committee concluded that Mr. Comper delivered against each of the strategic and key operational objectives approved at the beginning of the fiscal year. The objectives focused on core financial performance, delivery on priority initiatives, building the capabilities and capacity BMO needs to sustain performance in the future and maintaining its leadership position in risk management and governance.
     This assessment, combined with the Bank’s absolute and relative business performance, resulted in the Board awarding Mr. Comper a bonus of $1,600,000 under the Short-Term Incentive Plan.
3.	Mid-Term and Long-Term Incentives
In developing its recommendation to the Board on the appropriate award levels for Mr. Comper under the Mid-Term Incentive Plan and the Stock Option Plan, the Committee considered: 1) Mr. Comper’s performance in fiscal 2006 and in particular the successful implementation of both key strategic initiatives and the leadership succession plan; 2) the target level and mix of compensation for the CEO position; and 3) that both Plans reward recipients only when returns are earned for shareholders.

32 • Bank of Montreal Proxy Circular

     Based on the Committee’s recommendation, the Board granted Mr. Comper 39,399 Units under the Mid-Term Incentive Plan, representing an aggregate award value of $2,700,000 at a Unit price of $68.53, being the average closing price of Common Shares on the TSX for the 90 calendar days preceding December 1, 2006. The payout value of these Units, which vest at the end of three years, will be determined as set forth in the Plan description above.
     Under the terms of the Stock Option Plan, the Board granted Mr. Comper 149,800 stock options on December 14, 2006 with a strike price of $68.97, the closing price of Common Shares on the TSX on the trading day immediately preceding the date of the grant. The compensation value of this award is $2,800,000. Of these options, 67%, once vested, cannot be exercised until the following share price increase thresholds are met: 33% are subject to a 50% increase in Common Share price and 34% are subject to a 100% increase in Common Share price. Under the terms of the Plan, the Committee has exercised its discretion to convert the 100% price-conditioned options that were issued to Mr. Comper within the three years preceding his retirement to 50% price-conditioned options upon Mr. Comper’s retirement.
Summary of Compensation
F.A. Comper
President & Chief Executive Officer
Mr. Comper’s 2006 compensation is shown in the following three-year summary compensation table:

	2006	2005	2004

Cash
Salary	$1,000,000	$1,000,000	$1,000,000
Bonus	1,600,000	1,700,000	2,000,000

Total cash	$2,600,000	$2,700,000	$3,000,000

Equity
Mid-term (a)	$2,700,000	$2,700,000	$2,800,000
Stock options (b)	2,800,000	2,700,000	2,700,000

Total equity	$5,500,000	$5,400,000	$5,500,000

Total direct compensation	$8,100,000	$8,100,000	$8,500,000

Pension service and compensation cost (c)	$845,000	$897,200	$1,204,800

Other compensation (d,e)	$675,171	$560,454	$393,111

Total	$9,620,171	$9,557,654	$10,097,911

Notes
(a)	Amounts shown are Performance Share Units (PSUs) granted under the Bank’s Executive Mid-Term Incentive Plans (Bank MTIP) and represent the value of PSUs granted in December of each year. For further details refer to section 2.1 Executive Mid-Term Incentive Plans on page 29.
(b)	These amounts represent the compensation value of the number of options granted as reported in the Summary Compensation Table on page 34. This compensation value is based on a methodology which considers, among other things, the full 10-year term of the option. For further details refer to section 3.1 Stock Option Plan on page 30.
(c)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs, including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year. For further details refer to the Supplemental Pension Disclosure section on page 38.
(d)	Other compensation is detailed in footnote (f) to the Summary Compensation Table on page 35.
(e)	Perquisites and benefits are not included as the aggregate value in any of the three years is less than $50,000 and 10% of the CEO’s total salary and bonus.
Composition of the Human Resources and Management Compensation Committee
The Report on Executive Compensation has been approved by the Human Resources and Management Compensation Committee of the Board of Directors, the members of which are set out below. A majority of the members of the Committee are resident Canadians who are not affiliated with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee is not an officer or employee of the Bank or an affiliate of the Bank; and is “independent” within the meaning of applicable Canadian securities laws and New York Stock Exchange rules.

/s/ Stephen E. Bachand	/s/ Robert M. Astley
Stephen E. Bachand	Robert M. Astley
Chair

/s/ Ronald H. Farmer	/s/ David A. Galloway
Ronald H. Farmer	David A. Galloway

/s/ Harold N. Kvisle	/s/ Martha C. Piper
Harold N. Kvisle	Martha C. Piper
Joined the Committee
July 25, 2006

/s/ J. Robert S. Prichard J. Robert S. Prichard

Bank of Montreal Proxy Circular • 33

Executive Compensation

Summary Compensation Table for Named Executive Officers
Compensation for the President and Chief Executive Officer, the next three most highly compensated executive officers and the Chief Financial and Administrative Officer (collectively the Named Executive Officers) is summarized in the table below:

								Long-term compensation
								Awards				Payouts
										Shares or units subject
		Annual compensation								to resale restrictions
								Securities under		(Performance/
Name and						Other annual		options/SARs		restricted		LTIP	All other
principal position	Year	Salary ($)	(a)	Bonus ($)	(b)	compensation ($)	(c)	granted (#)	(d)	share units) ($)	(e)	payouts ($)	compensation ($)	(f)

F.A. Comper	2006	1,000,000		1,600,000		n/a		149,800		2,700,000		Nil	675,171
President and	2005	1,000,000		1,700,000		n/a		158,200		2,700,000		Nil	560,454
Chief Executive Officer	2004	1,000,000		2,000,000		n/a		150,500		2,800,000		Nil	393,111

K.E. Maidment	2006	552,200		1,150,000		n/a		42,800		650,000		Nil	170,562
Chief Financial and	2005	518,867		950,000		n/a		46,900		700,000		Nil	138,791
Administrative Officer	2004	493,867		950,000		n/a		43,200		625,000		Nil	103,435

Y.J.P. Bourdeau	2006	300,000		2,500,000		n/a		26,800		3,200,000		Nil	529,968
Chief Executive Officer	2005	300,000		2,800,000		n/a		17,600		2,100,000		Nil	394,460
BMO Capital Markets	2004	300,000		2,900,000		n/a		16,700		2,200,000		Nil	280,514
and Head of Investment
Banking Group

W.A. Downe	2006	US 622,450		US 1,103,753		Nil		98,300		US 1,623,124		Nil	US 308,259
Chief Operating Officer	2005	US 550,000		US 2,300,000		US 391,837		46,300		US 1,400,000		Nil	US 242,008
	2004	US 550,000		US 2,850,000		US 405,264		40,400		US 1,400,000		Nil	US 142,877

G.G. Ouellette	2006	500,000		1,900,000		n/a		45,500		750,000		Nil	321,968
President and Chief	2005	500,000		1,900,000		n/a		49,800		750,000		Nil	276,700
Executive Officer	2004	500,000		1,800,000		n/a		50,200		800,000		Nil	221,188
Private Client Group

Notes

(a)	While disclosure regarding salaries for fiscal 2007 is not required, this information may be of interest to shareholders. For fiscal 2007, the Committee determined that salaries for the Named Executive Officers would remain unchanged at this time.
(b)	Amounts shown were earned in respect of the fiscal year indicated. Messrs. Comper and Downe each elected to take 50% of their 2006 bonus in Deferred Stock Units (DSUs) under the Deferred Stock Unit Plans (DSU Plans), based on a share price of $68.84, which was the average closing price on the TSX of Common Shares of the Bank for the five consecutive trading days ending October 31, 2006. With respect to 2005 and 2004 bonus deferrals, Mr. Comper elected to take 50% of his bonus in each year in DSUs, Mr. Downe elected to take 50% of his 2005 bonus in DSUs and Ms. Maidment elected to take 50% of her 2005 bonus and 50% of her 2004 bonus in DSUs based on share prices of $56.93 for 2005 and $56.86 for 2004. Aggregate holdings of DSUs granted under the DSU Plans as at October 31, 2006 and their value at this date are noted in footnote (e). Additional DSUs are automatically credited to represent dividends paid on Common Shares of the Bank, and these amounts are reported under “All other compensation”.
(c)	The aggregate value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of the Named Executive Officer’s total annual salary and bonus. The amounts shown for Mr. Downe represent tax equalization payments made by the Bank to Mr. Downe in respect of Canadian income taxes paid in excess of United States income taxes, as a portion of Mr. Downe’s duties were required to be performed in Canada. Payments for any calendar year may be made at various times during the Bank’s following fiscal year. To provide greater consistency in executive compensation reporting of tax equalization payments from year to year, the Bank reports the tax equalization amount in respect of any tax year in the year in which the final tax liability is determined, which is the following fiscal year of the Bank, regardless of the fiscal year in which it was paid. As such, the tax equalization amount of US$271,989 paid in fiscal 2004 in respect of the 2003 tax year is not shown. Amounts for prior years have been restated to align with the appropriate tax years. In addition, prior year amounts have been converted to U.S. dollars for consistency in reporting.
(d)	To provide greater clarity in reporting executive compensation, the Bank reports the option awards most recently approved, rather than those 12 months in arrears. Accordingly, amounts shown represent the number of options approved for granting in each of calendar years 2006, 2005 and 2004. As such, the number of options granted to each of the Named Executive Officers in fiscal 2004 (i.e., the options approved for granting in calendar year 2003) is not included in this table. The number of options granted to each Named Executive Officer in fiscal 2004 is as follows: Mr. Comper 157,900 options; Ms. Maidment 44,500 options; Mr. Bourdeau 17,500 options; Mr. Downe 44,100 options; Mr. Ouellette 87,700 options.
(e)	To provide greater clarity in reporting executive compensation, the Bank reports awards most recently approved, rather than those 12 months in arrears. Accordingly, amounts shown represent the value of performance share units and restricted share units (Units) granted in each of calendar years 2006, 2005 and 2004. As such, the value of Units granted to each of the Named Executive Officers in fiscal 2004 (i.e., the Units granted in calendar year 2003) is not included in this table. The value of Units granted to each of the Named Executive Officers in fiscal year 2004 is as follows: Mr. Comper $2,800,000 in the Bank’s Mid-Term Incentive Plan (Bank MTIP); Ms. Maidment $725,000 in Bank MTIP; Mr. Bourdeau a total of $2,200,000 in Bank MTIP and Investment Banking Group Mid-Term Incentive Plan (IBG MTIP); Mr. Downe a total of US$1,400,000 in Bank MTIP and IBG MTIP; Mr. Ouellette $900,000 in Bank MTIP. The amount shown for 2006 for each Named Executive Officer includes awards with an effective grant date of December 1, 2006 under the Bank MTIP, which were converted into Units based on a share price of $68.53, the average closing price on the TSX of Common Shares of the Bank for the 90 calendar days preceding December 1, 2006. These Units vest and are paid out at the end of three years. The amount shown for 2006 for Mr. Bourdeau also includes an award with an effective grant date of December 1, 2006 under the IBG MTIP, which was converted into Units based on a share price of $70.33, the average closing price on the TSX of Common Shares of the Bank for the 10 trading days ending December 1, 2006. These Units vest one-third each year, and are paid out one-third each year or as a lump sum at the end of the three years. Aggregate holdings of Units, DSUs, and Common Shares and their value at October 31, 2006 are noted in the following table.
34 • Bank of Montreal Proxy Circular

The table below shows the aggregate number of Units, DSUs and Common Shares of the Bank held by each Named Executive Officer, and the value of such Units, DSUs and Common Shares as at October 31, 2006.
Performance/Restricted Share Units, Deferred Stock Units and Common Shares Held as at October 31, 2006

		Aggregate
		number of Units(1)/	Values at		Total value at
Name	Type	Common Shares	October 31, 2006	(2)	October 31, 2006

F.A. Comper	Bank MTIP	161,910	$10,783,195
	DSU	130,307	$8,946,904
	Common Shares	81,216	$5,640,451		$25,370,550

K.E. Maidment	Bank MTIP	40,065	$2,668,311
	DSU	32,479	$2,230,022
	Common Shares	5,374	$373,224		$5,271,557

Y.J.P. Bourdeau	Bank MTIP	17,537	$1,167,962
	IBG MTIP	104,098	$7,104,689
	DSU	115,536	$7,932,696
	Common Shares	12,666	$879,654		$17,085,001

W.A. Downe	Bank MTIP	30,572	$2,036,086
	IBG MTIP	43,280	$2,953,861
	DSU	75,336	$5,172,565
	Common Shares	101,916	$7,078,066		$17,240,578

G.G. Ouellette	Bank MTIP	48,084	$3,202,394
	DSU	88,969	$6,108,616
	Common Shares	188,845	$13,115,285		$22,426,295

Notes

(1)	As additional Units are automatically credited to represent dividends paid on Common Shares of the Bank under Bank MTIP, IBG MTIP, and DSU Plans, DSU and Unit amounts include dividend equivalents automatically credited, which are also reported under “All other compensation”.
(2)	Units under Bank MTIP were valued based on the average closing price of the Bank’s Common Shares on the TSX for the 90 calendar days prior to October 31, 2006, which was $66.60. Units under IBG MTIP were valued based on the average closing price of the Bank’s Common Shares on the TSX for the 10 trading days ended October 31, 2006, which was $68.25. DSUs were valued based on the average closing price of the Bank’s Common Shares on the TSX for the five trading days ended October 31, 2006, which was $68.66. Common Shares were valued based on the closing price of the Bank’s Common Shares on the TSX on October 31, 2006, which was $69.45.
The table below shows the estimated future payouts for the awards granted in calendar year 2006 under the Bank MTIP, based on the number of Units. The actual payout value will be based on the average closing price on the TSX of Common Shares of the Bank for the 90 calendar days preceding the vesting date, will include accumulated dividend equivalents automatically credited and will be adjusted for the Bank’s annualized total shareholder return (TSR) relative to its peer group.
Bank Mid-Term Incentive Plan Awards Granted in Calendar Year 2006

		Performance or other period	Estimated future payouts
Name	Units granted (#)	until maturation or payout	Threshold (#)	Target (#)	Maximum (#)

F.A. Comper	39,399	3 years	0	39,399	59,098
K.E. Maidment	9,485	3 years	0	9,485	14,228
Y.J.P. Bourdeau	7,296	3 years	0	7,296	10,944
W.A. Downe	26,823	3 years	0	26,823	40,235
G.G. Ouellette	10,944	3 years	0	10,944	16,416

(f)	The amounts shown represent: the amount of interest accrued for the fiscal year ending October 31, 2006 under the executive incentive bonus plan for amounts deferred prior to November 1, 1987; dividend equivalents automatically credited under the DSU Plans, the Bank MTIPs, and the IBG MTIPs for the fiscal year ending October 31, 2006; Bank contributions under the Bank’s Employee Share Ownership Plan for the fiscal year ending October 31, 2006; and Bank contributions under the Employees’ Savings and Profit Sharing Plan of Bank of Montreal/Harris. Named Executive Officers in Canada participate in the Employee Share Ownership Plan on the same basis as all other employees in Canada, whereby for each dollar contributed by employees up to 6% of base salary, the Bank will contribute additional Common Shares up to 50% of eligible contributions. Mr. Downe participates in the Employees’ Savings and Profit Sharing Plan on the same basis as all other U.S. employees, whereby the Bank matches the employee’s contribution up to the first 5% of eligible pay. Prior year amounts for Mr. Downe have been converted to U.S. dollars for consistency in reporting.
Bank of Montreal Proxy Circular • 35

Executive Compensation (continued)

Stock Options
In calendar year 2006, stock options to purchase Common Shares of the Bank were granted to the Named Executive Officers as set out in the following table. All of the options granted had an exercise price equal to the closing price on the TSX of

Common Shares of the Bank on the date immediately preceding the date of the grant. (For details of the Stock Option Plan including the performance conditions, refer to page 30.)

Option Grants during the Calendar Year Ended December 31, 2006

	Number of	% of total options		Market value of underlying
	securities under	granted to employees	Exercise or base price	securities on the
Name	options granted (#)	in the calendar year	($/security)	date of grant ($/security)	Expiration date

F.A. Comper	149,800	12.28	68.97	68.97	December 14, 2016
K.E. Maidment	42,800	3.51	68.97	68.97	December 14, 2016
Y.J.P. Bourdeau	26,800	2.13	68.97	68.97	December 14, 2016
W.A. Downe	98,300	8.06	68.97	68.97	December 14, 2016
G.G. Ouellette	45,500	3.73	68.97	68.97	December 14, 2016

Amounts shown represent the number of securities under options granted to each of the Named Executive Officers in calendar year 2006. The options shown in the table were granted in December 2006 and represent the most recently approved stock option grants. The Bank has concluded that this reporting methodology will provide greater clarity in reporting executive compensation to its shareholders. The number of options and percentage of total options granted in fiscal 2006, reported last year and not shown in this table, are as follows: Mr. Comper 158,200, 11.67%; Ms. Maidment 46,900, 3.46%; Mr. Bourdeau 17,600, 1.30%; Mr. Downe 46,300, 3.42%; Mr. Ouellette 49,800, 3.67%. All of the options granted had an exercise price equal to the closing price on the TSX of Common Shares of the Bank on the date immediately preceding the date of the grant, which was $62.99. The options vest over four years at the rate of 25% each year and have an expiration date of December 8, 2015. Of the Named Executive Officers’ option grants, 67% is subject to share price increase thresholds that must be met before the options can be exercised. (For details of the Stock Option Plan, including the performance conditions, refer to the Report on Executive Compensation, page 30.)
     The following table shows the number of Bank Common Shares acquired through the exercise of stock options during the fiscal year ended October 31, 2006, the aggregate value realized upon exercise, the aggregate number of options each Named Executive Officer holds and the value of these options based on the closing price on the TSX of Common Shares of the Bank on October 31, 2006, which was $69.45.

Aggregated Option Exercises during the Fiscal Year Ended October 31, 2006 and Fiscal Year-End Option Values

					Value of unexercised
	Securities	Aggregate	Unexercised options		in-the-money options
	acquired on	value	at October 31, 2006 (#)		at October 31, 2006 ($)
Name	exercise (#)	realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

F.A. Comper	236,000	7,497,201	1,037,201	783,599	37,227,443	15,976,364
K.E. Maidment	Nil	Nil	246,630	142,470	7,790,500	1,925,982
Y.J.P. Bourdeau	52,000	1,565,268	346,702	120,398	13,011,286	2,841,913
W.A. Downe	180,000	US 5,877,941	654,963	348,437	23,287,872	8,671,612
G.G. Ouellette	Nil	Nil	546,973	250,827	20,634,985	4,502,043

36 • Bank of Montreal Proxy Circular

Executive Pension Plan
Retirement Allowance Agreements
Bank of Montreal has entered into retirement allowance agreements (RAAs) with the Named Executive Officers that outline the terms and conditions for retirement allowances. Upon retirement, Messrs. Comper, Bourdeau, Downe and Ouellette and Ms. Maidment are each entitled to receive an annual retirement allowance during their lifetime pursuant to these agreements. The total allowance will be comprised of amounts payable under Bank of Montreal’s Pension Fund Society and the Executive Pension Plan, or the pension plan of a subsidiary, and the RAAs. The following table shows details regarding the total retirement allowance benefits for each of the Named Executive Officers:

	At normal retirement date			Early retirement
Name	Age	Annual benefit	Years of service	Age	Reduction in allowance
F.A. Comper	Age 62	Equal to 70% of best average earnings*	40 years	Age 57	5% per year between ages 57 and 62
K.E. Maidment	Age 60	Equal to 2% of best average earnings* for each year of credited service	30 years	Age 55	3% per year between ages 55 and 60
Y.J.P. Bourdeau	Age 62	Equal to 70% of best average earnings*	38 years	Age 57	5% per year between ages 57 and 62
W.A. Downe	Age 60	Equal to 2% of best average earnings* for each year of credited service	29 years	Age 55	3% per year between ages 55 and 60
G.G. Ouellette	Age 60	Equal to 2% of best average earnings* for each year of credited service	17 years	Age 55	3% per year between ages 55 and 60

Note
*Best average earnings for the Named Executive Officers are defined in the following table:

Name	At normal retirement date	Early retirement
F.A. Comper	Sum of: the final 12 months’ salary plus the average of the best five years of STIP awarded	Sum of: the final 12 months’ salary plus the average of the best five years of STIP awarded, with the STIP amount limited to 45% of salary
K.E. Maidment	Sum of: the final 12 months’ salary plus the average of the best consecutive five years of STIP awarded, with the STIP amount limited to 45% of final salary	Same as “At normal retirement date”
Y.J.P. Bourdeau	Sum of: the final 12 months’ salary plus the average of the best five years of STIP awarded, with the STIP for years subsequent to fiscal 1998 (a) limited to 200% of final salary	The greater of $609,000(a) or the sum of: the final 12 months’ salary plus the average of the best five years of STIP awarded, with the STIP amount limited to 100% of salary
W.A. Downe	Sum of: the final 12 months’ salary plus the average of the best consecutive five years of STIP awarded, with the STIP amount limited to 45% of final salary	Same as “At normal retirement date”
G.G. Ouellette	Sum of: the final 12 months’ salary plus the average of the best consecutive five years of STIP awarded, with the STIP amount limited to 45% of final salary	Same as “At normal retirement date”

Note

(a)	Effective fiscal 1999, Mr. Bourdeau joined IBG and his prior Bank of Montreal pension arrangements were grandfathered.
If any such individual is receiving an annual retirement allowance at the time of his/her death, the Bank will pay annually to his/her surviving spouse during his/her lifetime 60% of this retirement allowance.
Bank of Montreal Proxy Circular • 37

Executive Compensation (continued)
Estimated annual retirement allowance benefits payable upon retirement to the specified Named Executive Officers are shown in the following table:
Estimated Annual Retirement Benefits upon Retirement (a)

	Years of credited service (c)
Best average earnings (b) ($)	15	20	25	30	35 or more

500,000	150,000	200,000	250,000	300,000	350,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,500,000	450,000	600,000	750,000	900,000	1,050,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000
2,500,000	750,000	1,000,000	1,250,000	1,500,000	1,750,000
3,000,000	900,000	1,200,000	1,500,000	1,800,000	2,100,000
3,500,000	1,050,000	1,400,000	1,750,000	2,100,000	2,450,000
4,000,000	1,200,000	1,600,000	2,000,000	2,400,000	2,800,000
4,500,000	1,350,000	1,800,000	2,250,000	2,700,000	3,150,000

Notes

(a)	The annual benefits payable upon retirement as shown in the above table are comprised of amounts payable under Bank of Montreal’s Pension Fund Society and the Executive Pension Plan, or the pension plan of a subsidiary, and the RAAs. Pension benefits are not reduced by the maximum Canada/Quebec Pension Plan benefit payable at the relevant time.
(b)	Best average earnings for the Named Executive Officers are defined on page 37.
(c)	The projected years of credited service at their normal retirement date under the RAAs are as follows: Mr. Comper 40 years, Ms. Maidment 30 years (which includes 13 years of prior service recognition to be earned over an equivalent period of employment with Bank of Montreal), Mr. Bourdeau 38 years, Mr. Downe 29 years and Mr. Ouellette 17 years (which includes eight years of prior service with Nesbitt Thomson and Burns Fry, to be earned over an equivalent period of employment with Bank of Montreal).

Based on current compensation, the estimated annual benefits payable upon retirement at normal retirement age are as follows: Mr. Comper $1,918,000, Ms. Maidment $438,600, Mr. Bourdeau $686,000, Mr. Downe $604,600 and Mr. Ouellette $246,500.
Supplemental Pension Disclosure
The previous section on executive pensions complies with the disclosure regulations currently in place. In the interest of greater disclosure and clarity for shareholders, the following tables detail the pension expense for the Bank in respect of each of the Named Executive Officers.
Fiscal 2006 Pension Expense Related to Service
and Compensation
Amounts reported in the table below represent the pension expense related to 2006 service for each of the Named Executive Officers and the impact of differences between actual compensation paid in 2006 and the actuarial assumptions used for the year.

Fiscal 2006 pension expense
Name	related to service and compensation

F.A. Comper	$845,000
K.E. Maidment	$216,500
Y.J.P. Bourdeau	$210,200
W.A. Downe	$922,800
G.G. Ouellette	$243,700

Fiscal 2006 Changes in Accrued Pension Liabilities
The accrued pension liability is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and STIP award amounts. Changes in the accrued pension liabilities for the Named Executive Officers are summarized in the following table. These changes include the fiscal 2006 expense attributed to service and compensation as reported in the previous table as well as the normal increases (1) to pension liabilities arising from the annual valuation of the Bank’s pension plans, which includes all employees who are participants.

	Accrued liability at		Change in accrued		Accrued liability at
	October 31, 2005	(2)	liability for 2006	(2,3)	October 31, 2006	(2)	Years of credited service at
Name	(a)		(b)		(c) = (a) + (b)		October 31, 2006

F.A. Comper	$24,004,400		$2,801,400		$26,805,800		39
K.E. Maidment	$1,633,300		$421,600		$2,054,900		12
Y.J.P. Bourdeau	$6,927,400		$829,700		$7,757,100		34
W.A. Downe	$5,507,400		$832,600		$6,340,000		23
G.G. Ouellette	$2,606,400		$469,600		$3,076,000		15

Notes

(1)	The normal increases include interest on the beginning-of-year liability, employee contributions to the pension plan, changes in interest rate assumptions as the result of changes in long-term bond yields and changes in exchange rates.
(2)	The calculation of reported amounts uses actuarial assumptions and methods that are consistent with those used for calculating pension liabilities and annual expense as disclosed in the Bank’s 2005 and 2006 Consolidated Financial Statements. As the assumptions reflect the Bank’s best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension liabilities that may be disclosed by other corporations.
(3)	Excluded from the change in accrued liability for 2006 is the impact of investment returns on the Bank’s pension plan assets.
38 • Bank of Montreal Proxy Circular

Employment Agreements
The RAAs between Bank of Montreal and the Named Executive Officers outline the terms and conditions of retirement allowances and other compensation payable in the event of dismissal without cause or a change of control. There are otherwise no employment agreements in place for the Named Executive Officers.
Change of Control and Termination Without Cause
The RAAs provide that, if a Named Executive Officer leaves the employ of Bank of Montreal within two years of a change of control due to a material change in the executive’s responsibilities, the executive is deemed to have been dismissed without cause by Bank of Montreal. The RAAs further stipulate that if a Named Executive Officer is dismissed without cause by Bank of Montreal prior to the normal retirement date, he/she is entitled to a lump sum severance, plus, if dismissal occurs on or after age 50 (or earlier if dismissal occurs as a result of a change of control), a retirement allowance payable at normal retirement age based upon a percentage of best average earnings (as defined under “At normal retirement date” in the table on page 37 in the section Retirement Allowance Agreements) according to his/her age at the time of dismissal. Alternatively, the Named Executive Officer may elect to receive the allowance on a reduced basis as early as the date of dismissal or at age 50, whichever is later. The following table outlines the lump sum severance that would be applicable, and the range of best average earnings payable, given the respective age and years of service for each Named Executive Officer as at October 31, 2006. The lower percentage is the allowance that would be payable if the Named Executive Officer elected to begin receiving the allowance on a reduced basis at the date of dismissal or at age 50, whichever is later, and the higher percentage is the allowance payable commencing at the Named Executive Officer’s normal retirement age. If Mr. Comper or Mr. Bourdeau are dismissed without cause by Bank of Montreal, the executive may elect to receive an early retirement allowance as described on page 37 in lieu of the allowances described in the following table:

Name	Range of best average earnings payable	Lump sum severance
F.A. Comper	63% to 65% of best average earnings	Two and one half times the sum of annual salary and one-third of the aggregate of the best three years’ STIP awards
K.E. Maidment	23% to 41% of best average earnings (a)	Two times the sum of annual salary and the average of the best five consecutive years’ STIP awards
Y.J.P. Bourdeau	40% to 50% of best average earnings	Two times the sum of annual salary and one-third of the aggregate of the best three years’ STIP awards
W.A. Downe	42% to 51% of best average earnings	Two times the sum of annual salary and the average of the best five consecutive years’ STIP awards
G.G. Ouellette	37% to 38% of best average earnings	Two times the sum of annual salary and the average of the best five consecutive years’ STIP awards

Note

(a)	In the event of a change of control if dismissal occurs before age 50, the amount of Ms. Maidment’s allowance includes recognition of all prior service with her previous employer. This amount would be reduced by the amount of any pension Ms. Maidment would be entitled to receive from her former employer’s pension plan.
In the event of dismissal at or after age 50, all Named Executive Officers are also entitled to any other amounts or benefits, such as health and dental coverage, to which they are otherwise entitled under Bank of Montreal’s compensation and benefits programs for all retired employees.

Bank of Montreal Proxy Circular • 39

Executive Compensation (continued)
Supplemental Disclosure: Total Compensation Summary for the Named Executive Officers

While the information in the following tables appears on previous pages in the required or suggested disclosure format, this information has been consolidated here in order to provide greater disclosure and clarity for shareholders. Mr. Comper’s compensation is summarized in the table on page 33.

K.E. Maidment
Chief Financial and
Administrative Officer

	2006	2005	2004

Cash
Salary	$552,200	$518,867	$493,867
Bonus	1,150,000	950,000	950,000

Total cash	$1,702,200	$1,468,867	$1,443,867

Equity
Mid-term (a)	$650,000	$700,000	$625,000
Stock options (c)	800,000	800,000	775,000

Total equity	$1,450,000	$1,500,000	$1,400,000

Total direct compensation	$3,152,200	$2,968,867	$2,843,867

Pension service and compensation cost (d)	$216,500	$371,800	$193,900

Other compensation (f,g)	$170,562	$138,791	$103,435

Total	$3,539,262	$3,479,458	$3,141,202

Y.J.P. Bourdeau
CEO, BMO Capital Markets and
Head of Investment Banking Group

	2006	2005	2004

Cash
Salary	$300,000	$300,000	$300,000
Bonus	2,500,000	2,800,000	2,900,000

Total cash	$2,800,000	$3,100,000	$3,200,000

Equity
Mid-term (a,b)	$3,200,000	$2,100,000	$2,200,000
Stock options (c)	500,000	300,000	300,000

Total equity	$3,700,000	$2,400,000	$2,500,000

Total direct compensation	$6,500,000	$5,500,000	$5,700,000

Pension service and compensation cost (d)	$210,200	$175,600	$159,700

Other compensation (f,g)	$529,968	$394,460	$280,514

Total	$7,240,168	$6,070,060	$6,140,214

W.A. Downe
Chief Operating Officer

(US $)	2006		2005		2004

Cash
Salary		$622,450	$550,000		$550,000
Bonus		1,103,753	2,300,000		2,850,000

Total cash		$1,726,203	$2,850,000		$3,400,000

Equity
Mid-term (a)		$1,623,124	$1,400,000	(b)	$1,400,000	(b)
Stock options (c)		1,623,123	650,000		550,000

Total equity		$3,246,247	$2,050,000		$1,950,000

Total direct compensation		$4,972,450	$4,900,000		$5,350,000

Pension service and compensation cost (d,e)		$827,600	$193,400		$55,700

Other compensation (e,f,g)		$308,259	$242,008		$142,877

Tax equalization (e,h)	$	Nil	$391,837		$405,264

Total		$6,108,309	$5,727,245		$5,953,841

G.G. Ouellette
President & CEO
Private Client Group

	2006	2005	2004

Cash
Salary	$500,000	$500,000	$500,000
Bonus	1,900,000	1,900,000	1,800,000

Total cash	$2,400,000	$2,400,000	$2,300,000

Equity
Mid-term (a)	$750,000	$750,000	$800,000
Stock options (c)	850,000	850,000	900,000

Total equity	$1,600,000	$1,600,000	$1,700,000

Total direct compensation	$4,000,000	$4,000,000	$4,000,000

Pension service and compensation cost (d)	$243,700	$359,400	$282,600

Other compensation (f,g)	$321,968	$276,700	$221,188

Total	$4,565,668	$4,636,100	$4,503,788

Notes

(a)	Amounts shown are Performance Share Units (PSUs) granted under the Bank’s Executive Mid-Term Incentive Plans (Bank MTIP) and represent the value of PSUs granted in December of each year. For further details refer to section 2.1 Executive Mid-Term Incentive Plans on page 29.
(b)	Amounts shown include PSUs granted under Bank MTIP (described above) and Restricted Share Units (RSUs) granted under the Investment Banking Group Mid-Term Incentive Plan (IBG MTIP) and represent the total value of PSUs and RSUs granted in December of each year. For further details on the IBG MTIP refer to section 2.2 Mid-Term Incentive Plans for Investment Banking Group beginning on page 29.
(c)	These amounts represent the compensation value of the number of options granted as reported in the Summary Compensation Table on page 34. This compensation value is based on a methodology which considers, among other things, the full 10-year term of the option. For further details refer to section 3.1 Stock Option Plan on page 30.
(d)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs, including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year. For further details refer to the Supplemental Pension Disclosure section on page 38.
(e)	These amounts have been converted from Cdn $.
(f)	Other compensation is detailed in footnote (f) to the Summary Compensation Table on page 35.
(g)	Perquisites and benefits are not included as the aggregate value for each NEO in any of the three years is less than $50,000 and 10% of the NEO’s total salary and bonus.
(h)	The amounts shown for Mr. Downe represent tax equalization payments as detailed in footnote (c) to the Summary Compensation Table on page 34.
40 • Bank of Montreal Proxy Circular

Equity Compensation Plan Information
The Bank’s Stock Option Plan and Non-Officer Director Stock Option Plan are the only compensation plans under which equity securities of the Bank have been authorized for issuance. The Stock Option Plan was first approved by shareholders in 1995 and, most recently, an amendment to increase the number of shares issuable under the Plan was approved by shareholders at the Bank’s annual meeting held on February 25, 2003. An amendment to increase further the number of shares issuable under the Stock Option Plan will be considered by shareholders at the annual meeting on March 1, 2007. While there are options outstanding under the Non-Officer Director Stock Option Plan, which was approved by shareholders at the Bank’s annual meeting held on February 25, 2002, shareholders passed a resolution at the annual meeting held on February 24, 2004 to discontinue the granting of options to directors under this Plan effective November 1, 2003, as described in the section Non-Officer Director Stock Option Plan on page 42.
     The following table provides information as at October 31, 2006 regarding the Common Shares issuable upon the exercise of options outstanding under the Stock Option Plan and the Non-Officer Director Stock Option Plan, as well as the number of Common Shares remaining available for issuance under the Stock Option Plan. As options can no longer be issued to directors under the Non-Officer Director Stock Option Plan, the table does not include Common Shares remaining available for issuance under that Plan.
Stock Option Plan

Number of securities
	Number of		remaining available
	securities to be		for future issuance
	issued upon	Weighted-average	under equity
	exercise of	exercise price of	compensation
	outstanding	outstanding	plans (excluding
	options, warrants	options, warrants	securities reflected
Plan category	and rights (a)	and rights	in column (a))
Equity compen- sation plans approved by security holders	23,254,639	$38.31	2,047,729
Equity compen- sation plans not approved by security holders	Nil	Nil	Nil
Total	23,254,639	$38.31	2,047,729

Options may be granted under the Stock Option Plan to such employees of the Bank and its affiliates as the Committee may from time to time determine. A maximum of 59,200,000 of the Bank’s Common Shares, representing 11.8% of the Bank’s Common Shares issued and outstanding as at October 31, 2006 (11.8% as at January 2, 2007), may be issued under the Plan. As at October 31, 2006, there were 23,110,416 Common Shares, representing 4.6% of the Bank’s issued and outstanding Common Shares, to be issued upon the exercise of outstanding options under the Plan, and 2,047,729 Common Shares, representing 0.41% of the Bank’s issued and outstanding Common Shares, remaining available for issuance under the Plan. As at January 2, 2007, there were 23,683,682 Common Shares, representing 4.7% of the Bank’s issued and outstanding Common Shares, to be issued upon the exercise of outstanding options under the Plan. Under the terms of the Plan, the maximum number of Common Shares reserved for issuance under options to any one participant cannot exceed 5% of the Bank’s Common Shares then issued and outstanding. In addition, the maximum number of Common Shares reserved for issuance at any time cannot exceed 10% of the Bank’s issued and outstanding Common Shares.
     In addition, the Committee has established a guideline that is intended to limit the total number of options available for issue, plus all options outstanding that have not yet been exercised, to 7.5% or less of the total number of the Bank’s issued and outstanding Common Shares. There are no restrictions on the number of options that may be granted to insiders under the Plan, subject to the foregoing limitations.
     Options are granted under the Plan with a 10-year expiry date and with a strike price equal to the closing price of the Bank’s Common Shares on the trading day immediately preceding the date of grant. Options cannot be transferred or assigned by a participant under the Plan, other than by will or pursuant to the laws of succession.
     Stock Appreciation Rights (SARs) may also be granted under the Plan in cases where it would be impractical or disadvantageous to grant options to executives. SARs are granted on the same terms as options and, upon exercise, a holder will receive in lieu of a Common Share of the Bank, a cash payment for each SAR equal to the amount by which the weighted average trading price of a Common Share of the Bank on the TSX for the five trading days immediately preceding the date of exercise exceeds the SAR exercise price. SARs also may be granted concurrently with options such that the participant may exercise, in his or her discretion, the option or the concurrent SAR (but not both); the exercise of the one results in the cancellation of a corresponding number of the other.
     A description of the vesting of options granted under the Plan and the price thresholds for the Bank’s Common Shares that must be met before an option can be exercised are set out in the section Stock Option Plan on page 30. The Plan provides the Committee discretion, in connection with the retirement of an option holder, to determine whether the 100% price-conditioned options that were issued to the option holder within the three years preceding retirement should be converted to 50% price-conditioned options. Currently only MBEC members have 100% price-conditioned options.
     Under the terms of the Plan, options expire on the earlier of (i) the fifth anniversary of the date of a participant’s retirement, (ii) the third anniversary of the date of termination of full-time employment due to disability or death, and (iii) the 10-year anniversary of the date of grant. Options are forfeited if a participant resigns or is terminated for cause. In the event a participant is terminated without cause, the participant may exercise outstanding exercisable options within 90 days of termination, after which date all outstanding options are forfeited.
     The Board of Directors of the Bank or the Committee, subject to any regulatory or required shareholder approval, have the power under the Plan to amend or terminate the Plan at any time, provided, however, that any such amendment or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment or termination.
     Executives may open a BMO InvestorLine (BI) account to facilitate the exercise of their options. When the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available

Bank of Montreal Proxy Circular • 41

Executive Compensation (continued)

funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin. Where the executive has elected to sell all or some of the Common Shares issued upon the exercise of the options, a portion of the sale proceeds is retained by BI to cover the strike price, applicable commissions and taxes and debit interest. Where the executive has elected to hold the Common Shares issued upon the exercise of the options, payment of the strike price, applicable commissions and taxes and debit interest must be made by the executive.
     In 2006, the Committee reviewed the terms of the current Stock Option Plan and the Board approved, on recommendation of the Committee, various changes to the Plan. Certain of the changes approved by the Board are subject to shareholder approval. Shareholders will be asked to vote on a resolution to amend the Stock Option Plan to (i) increase the maximum number of Common Shares issuable upon the exercise of options under the Plan; (ii) revise the amendment provisions of the Plan to specify which amendments require shareholder approval; (iii) provide that when an option expiry date falls within one of the Bank’s blackout periods, during which employees are restricted from trading in the Bank’s Common Shares, the expiry date will be the fifth business day following the expiry of the blackout period; and (iv) enable part-time employees of the Bank and its affiliates to participate in the Plan.
     In addition to the amendments to be considered by shareholders, the Board, on recommendation of the Committee, approved a number of amendments to the Stock Option Plan which do not require shareholder approval, which are intended to enhance the prudent governance of the Stock Option Plan and clarify certain of its provisions. These additional changes to the Stock Option Plan are to:
1.	provide that decisions respecting awards to the Chief Executive Officer of the Bank shall be made by the independent directors of the Bank, rather than by the Committee;
2.	clarify that an employee on a leave of absence remains a participant in the Plan but will not be granted options while on such leave;
3.	clarify that in the event of termination of employment, any period of notice to which the employee is entitled under common law shall not be included for purposes of the vesting and expiry of options;
4.	clarify that giving notice of retirement does not constitute giving notice of resignation for purposes of provisions restricting the eligibility of employees to receive option grants;
5.	permit the Committee to set an option expiry date at the time of grant which is less than 10 years from the date of grant;
6.	clarify that shares underlying cancelled, terminated or expired options are available for re-issuance under the Plan;
7.	clarify that no fractional shares will be issued;
8.	clarify that the Bank has the authority to permit disclosure of personal information for purposes of Plan administration;
9.	clarify that the Committee, Board of Directors of the Bank and Bank employees are indemnified against any liability relating to the Plan;
10.	clarify that participants must co-operate with the Bank in complying with applicable legislation, rules and regulations; and
11.	make various minor changes to the text of the Plan to improve its clarity and consistency.
Non-Officer Director Stock Option Plan
Options to purchase a total of 147,000 Common Shares, representing 0.03% of the Bank’s issued and outstanding Common Shares as at October 31, 2006, were granted under the Non-Officer Director Stock Option Plan. Such options have a 10-year expiry date and a strike price equal to the closing price of the Bank’s Common Shares on the trading day immediately preceding the date of grant. As noted on page 17, no more options may be granted under this Plan.
     Options vest 25% per year over four years from the date of grant. Except for directors who have reached 62 years of age at the time of the grant, one half of the options granted to each director cannot be exercised unless the price of the Bank’s Common Shares has increased by 50% since the date of grant. If such price threshold is not met, the options expire worthless. Options under the Non-Officer Director Stock Option Plan cannot be transferred or assigned by a participant under the plan, other than by will or pursuant to the laws of succession.
     Under the terms of the Non-Officer Director Stock Option Plan, options expire on the earlier of (i) the fifth anniversary of the participant ceasing to be a director, (ii) the third anniversary of the participant ceasing to be a director due to death or disability, and (iii) the expiry of the option.
     The Board of Directors of the Bank, subject to any regulatory or required shareholder approval, has the power under the Plan to amend or terminate the Plan at any time, provided, however, that any such amendment or termination shall not decrease the entitlements of a participant which have accrued prior to the date of such amendment or termination.

42 • Bank of Montreal Proxy Circular

Indebtedness of Directors and Executive Officers

To the knowledge of the Bank, as at January 2, 2007, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by directors, executive officers or employees, or former directors, executive officers or employees of the Bank and its subsidiaries in connection with the purchase of securities of the Bank or its subsidiaries, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries. In addition, the Bank does not grant personal loans to its directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act, except in accordance with that Act.
Aggregate Indebtedness
The following table sets out the aggregate indebtedness outstanding as at January 2, 2007 to the Bank or its subsidiaries incurred by directors, executive officers and employees, and former directors, executive officers and employees of the Bank and its subsidiaries, excluding routine indebtedness as such term is defined under Canadian securities laws.

Purpose	To the Bank or its subsidiaries ($)

Other	309,656,271

Indebtedness of Directors and Executive Officers
The following table sets out the indebtedness outstanding as at January 2, 2007 to the Bank or its subsidiaries incurred by directors and executive officers of the Bank, excluding routine indebtedness.

Largest amount outstanding
Name and	Involvement of	during fiscal year ended	Amount outstanding as at
principal position	Bank or subsidiary	October 31, 2006 ($)	January 2, 2007 ($)

Y.J.P. Bourdeau (1) Chief Executive Officer BMO Capital Markets and Head of Investment Banking Group	Bank/Lender	US 155,227	US 93,090

Note

(1)	Mr. Bourdeau’s indebtedness represents loans to finance a portion of his participation in a fund which makes private equity investments on the same basis as the Bank and its affiliates. The loans mature on the earlier of April 29, 2011 or the liquidation of the fund, and are secured by Mr. Bourdeau’s interest in the fund. A portion of each loan has limited recourse. Interest on the loans accrues at the U.S. long-term applicable federal interest rate in effect when the loans are made. These loans are on the same terms as loans made available to certain other employees of the Bank and its affiliates who participate in the fund.

Performance Graph

The following chart compares the total cumulative shareholder return on $100 invested in Common Shares of the Bank on October 31, 2001 with the cumulative total returns of two Toronto Stock Exchange indices for the five most recently completed financial years.
Note
Dividends paid on Common Shares of the Bank are assumed to be reinvested at the closing share price on the dividend payment date. All S&P/TSX indices are total return indices, i.e., they include dividends reinvested.
2001 2002 2003 2004 2005 2006 BMO 100.00 116.22 155.07 186.01 192.94 239.42 S&P/TSX Composite 100.00 92.32 117.10 135.99 162.00 197.11 S&P/TSX Composite 100.00 98.68 133.79 161.51 187.68 228.01 Financials

Bank of Montreal Proxy Circular • 43

Directors’ and Officers’ Insurance

The Bank has purchased, at its expense, a Directors and Officers Liability Insurance Policy that provides protection for individual directors and officers of Bank of Montreal and its subsidiaries solely while acting in their capacity as such. The Insurance Policy provides for a limit of $300 million per claim and in the aggregate. The policy is in effect until October 31, 2007 and has no deductible.
     In addition, the Bank has purchased a separate Directors and Officers Liability Insurance Policy which provides for payments on behalf of the Bank when the law permits or requires the Bank to provide an indemnity to a director or officer. This policy has a net limit of $150 million for each claim and in the aggregate and is subject to a $50 million deductible for the Bank. This policy is in effect until October 31, 2007.
     Premiums paid by the Bank for both of these policies are approximately $3 million per annum.

Additional Information

Financial information about the Bank is contained in its comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2006. Additional information about the Bank is available on the Bank’s web site at www.bmo.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange Commission web site at www.sec.gov/edgar.
     If you would like to obtain, at no cost to you, a copy of any of the following documents:
(a)	the latest Annual Information Form of the Bank together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)	the comparative financial statements of the Bank for the fiscal year ended October 31, 2006 together with the accompanying report of the auditor thereon and any interim financial statements of the Bank for periods subsequent to October 31, 2006 and Management’s Discussion and Analysis with respect thereto; and,

(c)	this Proxy Circular,
please send your request to:
Bank of Montreal Corporate Secretary’s Department 21st Floor, 1 First Canadian Place Toronto, Ontario M5X 1A1 Fax: (416) 867-6793 Telephone: (416) 867-6785 E-mail: corp.secretary@bmo.com

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board of Directors through the Chairman of the Board by writing to:
Chairman of the Board of Directors BMO Financial Group P.O. Box 1, First Canadian Place 100 King Street West Toronto, Ontario M5X 1A1

Directors’ Approval

The Board of Directors of the Bank has approved the contents and the sending of this Proxy Circular to the shareholders.
/s/ Robert V. Horte
Robert V. Horte
Vice-President and Corporate Secretary
January 11, 2007
44 • Bank of Montreal Proxy Circular

Schedule 1 –
Statement of Corporate Governance Practices

At BMO Financial Group, we aspire to uphold high standards of corporate governance which reflect not only applicable legal and regulatory requirements but also emerging best practices. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), our corporate governance practices meet, and in some cases exceed, applicable rules adopted by the Canadian Securities Administrators (CSA) and applicable rules of the U.S. Securities and Exchange Commission (SEC), and provisions of the Sarbanes-Oxley Act of 2002. In addition, although we are not required to comply with a number of the NYSE corporate governance listing standards as a non-U.S. company, our governance practices are in compliance with the NYSE standards in all significant respects except for one, which is described below under the heading “Compliance with NYSE Standards”.

We continue to monitor regulatory changes and best practices in corporate governance and will consider amendments to our governance practices as appropriate. Throughout the schedule, references to documents and information available on our web site can be found at www.bmo.com/investorrelations. In addition, any information located on the web site is also available in print to any shareholder upon request to the Corporate Secretary’s Department at the address set out on page 44 of this Proxy Circular.
Board of Directors
Director Independence
The Board has adopted categorical standards for determining whether a director is “independent” within the meaning of the CSA rules and NYSE standards, and whether each member of the Audit Committee meets the applicable Canadian and U.S. independence criteria for membership on public company audit committees. In summary, a director is “independent” under the Bank’s standards if the Board determines that the director has no material relationship with the Bank or any of its affiliates or its Shareholders’ Auditor, either directly or indirectly, or as a partner, shareholder or officer of an entity that has a relationship with the Bank. In addition, certain relationships deem a director not to be “independent”. The Bank’s Director Independence Standards can be found on our web site.
     The Governance and Nominating Committee and the Board of Directors participate in the determination of director independence and Bank affiliation. The determinations are based on information concerning the personal, business and other relationships and dealings between the directors and the Bank, its affiliates and Shareholders’Auditor, collected through biographical material, reports and questionnaires completed by the directors. The determinations also take into account information derived from Bank records and reports, and information about entities with which the directors are involved. The Board examines the materiality of these relationships not only from the Bank’s standpoint, but also from that of the persons’ or organizations’ with which the director has a relationship.
     The Board has determined that all directors standing for election to the Board on March 1, 2007 are “independent” within the meaning of the relevant CSA rules and U.S. laws and standards and are “unaffiliated” under the Bank Act, with the exception of William Downe, who is currently the Chief Operating Officer of the Bank and will become the President and Chief Executive Officer effective March 1, 2007. The Board has also determined that all members of the Audit Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees. The Bank has lending or banking arrangements with some of the directors and with certain entities in respect of which one or another of the directors is an officer or has an interest. In making the director independence determinations, these arrangements were considered but deemed not to be material as they are within the parameters and limits for materiality set forth in the Director Independence Standards adopted by the Board.
     Additional information relating to each director standing for nomination, including other public company boards on which they serve, their attendance record for all Board and Committee meetings during fiscal 2006 and the value of their equity holdings in the Bank, can be found on pages 7 through 17 of this Proxy Circular.
Independent Chair
The roles of Chairman of the Board and Chief Executive Officer are separate at the Bank. Mr. Galloway, an independent member of the Board, was appointed Chairman effective May 1, 2004. Mr. Galloway is not currently nor has he ever acted as chairman of the board of any other public company.
     The Chairman of the Board ensures that the Board operates independently of management and that directors have an independent leadership contact. He manages the affairs of the Board, with a view to ensuring that the Board functions effectively and meets its obligations and responsibilities, and leads the Board in the execution of its responsibilities to shareholders. At every regularly scheduled Board meeting, the Chairman presides over a session of the “independent” directors at which “non-independent” directors and members of management are not present. During fiscal 2006, eight such sessions were held. In addition, the Chairman presides at any other sessions of the “independent” directors at which “non-independent” directors and members of management are not present. Topics discussed at these sessions include, but are not limited to, succession planning and strategy. It is also the practice of each Board Committee to meet without management present during the course of each of its meetings. Information to be conveyed and actions undertaken as a result of the sessions are communicated to relevant parties, as appropriate.
Board Size
Two new directors were appointed by the Board on July 25, 2006 – Dr. Martha Piper and Mr. George Cope – bringing the total number of directors to 17. Dr. Piper and Mr. Cope bring a wealth of experience in the academic and telecommunication fields, respectively. At the Annual Meeting of Shareholders on March 1, 2007, 17 directors will stand for election for a one-year period. The matter of Board size is

Bank of Montreal Proxy Circular • 45

Schedule 1 – Statement of Corporate Governance Practices (continued)

considered formally on an annual basis by the Board and on an ongoing basis by its Governance and Nominating Committee. The Board is of the view that its current membership has the necessary breadth and diversity of experience, is generally of a size to provide for effective decision-making and staffing of Board committees, and addresses succession planning requirements.
Board Tenure
Bank policies stipulate that a director shall not stand for reelection at the first annual meeting after reaching the age of 70.
Board Mandate
The Board, either directly or through its Committees, is responsible for the supervision of management of the business and affairs of the Bank with the objective of enhancing shareholder value.
     The Board Mandate, the text of which can be found on page 51 of this Proxy Circular, sets out the responsibilities to be discharged by the Board as well as the personal and professional attributes and the duties and responsibilities required of each director.
     The Board’s Approval/Oversight Guidelines precisely define the roles and responsibilities of the Board and management and explicitly delineate the lines of accountability that exist within the Bank. The Guidelines set out those matters requiring Board approval and those of which the Board must be advised following action by management. The Board Mandate, combined with the Approval/Oversight Guidelines, provides directors and management with an outline of each other’s duties and responsibilities.
Position Descriptions
As described above, the Board Mandate and the Approval/ Oversight Guidelines define the roles and responsibilities of the Board and management. In addition, the Board has adopted position descriptions for the Chairman of the Board and the Committee Chairs, which are available on our web site. These descriptions set out the responsibilities and duties of the Board and Committee Chairs in guiding the Board and the Committees, respectively, in the fulfillment of their duties.
     The position description for the President and Chief Executive Officer is developed with input from the President and Chief Executive Officer, and is approved by the Human Resources and Management Compensation Committee. The description provides that the President and Chief Executive Officer is responsible for defining, communicating and implementing the strategic direction, goals and core values of the Bank with a view to maximizing shareholder value. It also provides that the President and Chief Executive Officer is accountable to the Board for: formulating and executing business strategies; overseeing the Bank’s corporate governance structure and framework; building and maintaining a network of strategic relationships with business leaders, governmental officials and investors; developing and implementing a human resource strategy which develops leadership capabilities; and creating an organizational structure and culture that optimize and sustain high levels of performance.
     In addition, the Human Resources and Management Compensation Committee reviews and approves corporate goals and objectives that the President and Chief
Executive Officer is responsible for meeting each year. The Committee also conducts an annual assessment of the President and Chief Executive Officer’s performance in relation to those objectives and reports the results of the assessment to the Board.
Orientation and Continuing Education
The Governance and Nominating Committee is responsible for the orientation and education of directors. New directors are provided with a Directors’ Handbook containing details of the Bank’s organizational structure, the structure of the Board and its committees, relevant position descriptions, the Board’s Approval/Oversight Guidelines, compliance requirements for directors, corporate policies, by-laws, recent annual and quarterly financial reports, including Management’s Discussion and Analysis and the Annual Information Form and a glossary of commonly used acronyms, as well as agendas and minutes for Board and Committee meetings for the preceding 12 months. One-on-one meetings are arranged with the heads of each of the Bank’s principal business groups to enable the new director to learn about the various functions and activities of the Bank. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required. Directors are expected to attend all Board and Committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions. A director who fails to attend at least 75% of the aggregate of all meetings of the Board and those committees of which he/she is a member must tender his/her resignation immediately following the end of the fiscal year for consideration by the Board.
     On an ongoing basis, as part of regular Board meetings, directors receive presentations on various aspects of the Bank’s operations. In 2006, all directors participated in an educational demonstration of some of the Bank’s online banking systems. The following are some of the topics on which educational sessions have been provided to the Board Committees:

Audit Committee	– New and pending changes in accounting standards – Anti-money laundering and anti-terrorist financing requirements
Conduct Review Committee	– Recent developments regarding the Financial Consumer Agency of Canada – Privacy compliance requirements
Governance and Nominating Committee	– Impact of new civil liability for secondary market disclosure regime on Bank governance
Human Resources and Management Compensation Committee	– Executive compensation trends, issues and the competitive landscape
Risk Review Committee	– Basel II Accord requirements – North American economic outlook – U.S. economic outlook – Liquidity and funding risk – Structural interest rate risk

46 • Bank of Montreal Proxy Circular

Educational reading materials on economic matters and other topics relevant to the financial industry are included from time to time in the materials provided to directors in advance of the meetings. Suggested reading items are also identified by the Chairman of the Board and Committee Chairs. In 2006 directors were provided with reading materials on such matters as, among others:
•	the impact of demographic changes on financial services
•	U.S. productivity
•	Canadian economic outlook
•	U.S. housing market
•	Chinese-Canadian relations
Directors identify their additional continuing education needs through a variety of means, including discussions with management and at Board and Committee meetings. In an effort to provide directors with a more complete understanding of the issues facing the Bank, directors are encouraged to attend at least two meetings of Board Committees of which they are not a member. Directors are also provided with the minutes of all Committee meetings, irrespective of whether they are a member of the Committee.
Ethical Business Conduct
The Board has adopted FirstPrinciples, our comprehensive code of business conduct and ethics, which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. The Board, through its Conduct Review Committee, reviews the operation of FirstPrinciples and any waivers thereof. In addition, the Board has adopted a code of ethics for the President and Chief Executive Officer and senior financial officers. The Audit Committee is responsible for monitoring compliance with this code of ethics and any waivers or amendments thereof. Since inception, no waiver from the code or FirstPrinciples has been granted. On an annual basis, FirstPrinciples is reviewed by the Bank’s legal and compliance departments to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Conduct Review Committee and the Board for approval. Each year, every director, officer and employee must sign an acknowledgement that they have read, understood and complied with FirstPrinciples. In 2006, an online learning program for new employees and online testing on FirstPrinciples was introduced. These codes are available on our web site.
     The Board has also adopted whistleblower procedures which allow officers and employees who feel that a violation of FirstPrinciples has occurred to report this violation on a confidential and anonymous basis. The procedures allow concerns regarding accounting, internal accounting controls or auditing matters to be reported on a confidential and anonymous basis, as well. Complaints can be made by e-mail or telephone through the Ombudsman or Human Resources Centre, or directly to the Chairman of the Board. Once received, complaints are forwarded to the General Counsel who then makes a determination as to which Committee of the Board is the most appropriate forum for the complaint. The General Counsel reports to the Board annually regarding complaints received through the whistleblower procedures. The Chair of the Audit Committee is also notified if any of the complaints relate to accounting, internal accounting controls or auditing matters and is involved in determining how the complaint will be handled.
     The Board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct within the Bank.
     The Board believes that its effectiveness is furthered when directors exercise independent judgment in considering transactions and agreements. As such, if at any Board meeting a director or executive officer has a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter. In 2006 a protocol was adopted to augment the Board’s procedures to identify director conflicts of interest. Directors are notified in advance of proposed material transactions to be considered at upcoming meetings and are asked to advise the Corporate Secretary’s Department of any direct or indirect interests or actual or potential conflicts of interest. Where such interests or conflicts are identified, the director neither receives materials on the matter in question nor participates in any related discussion or decision-making.
Nomination of Directors
The Governance and Nominating Committee, composed entirely of “independent” directors, is responsible for identifying and recommending to the Board suitable director candidates. In undertaking this responsibility, the Committee adheres to its Selection, Approval, Renewal and Succession of Directors process. As part of the process, the Committee considers the competencies and skills the Board, as a whole, should possess, assesses the skill sets of current Board members and identifies any additional skill sets deemed to be beneficial when considering Board candidates in light of the opportunities and risks facing the Bank. The resulting skills matrix is used in determining whether new directors should be added to the Board. The Committee maintains an “evergreen” list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying qualified candidates. Potential candidates on the evergreen list are screened for the following attributes:
•	integrity and accountability;
•	proven judgment;
•	financial literacy;
•	appropriate knowledge and background;
•	sufficient time and resources;
•	excellent communication skills; and
•	the ability to work effectively as a team member.
The Committee also considers the positions held with other organizations and the other business and personal commitments of prospective director candidates to determine whether they would be able to fulfill their duties as Board members.
     The Board requires that directors tender their resignation for consideration by the Governance and Nominating Committee in the following circumstances:
•	change in principal occupation or other circumstances;
•	after reaching the age of 70;
•	failure to receive a majority of votes for election at a shareholder meeting; and
•	failure to meet the annual 75% meeting attendance requirement.

Bank of Montreal Proxy Circular • 47

Schedule 1 – Statement of Corporate Governance Practices (continued)

Majority Voting for Election of Directors
The Board has adopted a policy regarding majority voting for the election of directors. The policy is described on page 5 of this Proxy Circular.
Compensation
The Governance and Nominating Committee of the Board annually reviews directors’ compensation to ensure it is competitive and consistent with the responsibilities and risks involved in being an effective director. Details of directors’ compensation are disclosed on pages 16 to 18 of this Proxy Circular. The aggregate annual remuneration payable to all directors for their services is set out in the Bank’s by-laws. Any increase to this total amount requires shareholder approval. Effective in fiscal 2004, the granting of options under the Non-Officer Director Stock Option Plan was discontinued.
     The Board continues to require a non-management director to hold the equivalent of six times his/her annual retainer in either Common Shares or Deferred Share Units, and until a director achieves this threshold he or she is required to take all remuneration in the form of Common Shares or Deferred Share Units. As at January 2, 2007, all non-management directors were in compliance with these shareholding requirements with the exception of Dr. Piper. Current holdings by the directors of Bank Common Shares and Deferred Share Units are shown as part of directors’ biographies on pages 7 through 15 of this Proxy Circular.
     The Human Resources and Management Compensation Committee, composed entirely of “independent” directors, is responsible for annually reviewing and approving the compensation for senior executives and making recommendations to the independent members of the Board, for approval, in respect of the compensation for the President and Chief Executive Officer. Details of executive compensation are disclosed on pages 34 through 42 of this Proxy Circular, and the Report on Executive Compensation is found on pages 25 through 33.
     The Human Resources and Management Compensation Committee has the authority to retain consulting firms to assist in carrying out the Committee’s responsibilities, including determining the compensation of the President and Chief Executive Officer and other executives. Information relating to consultants retained by the Committee and management of the Bank to assist in determining compensation for executives, including a brief description of the mandates for which they have been retained, can be found in the Report of the Human Resources and Management Compensation Committee on pages 23 and 24 of this Proxy Circular.
Board Committees
The Board has five Committees: Audit, Conduct Review, Governance and Nominating, Human Resources and Management Compensation and Risk Review. The Committees are composed entirely of “independent” directors. The roles and responsibilities of each Committee are set out in formal written Charters, the full texts of which can be found on our web site. These Charters are reviewed annually to reflect best practices as well as applicable regulatory requirements.
Governance and Nominating
The Governance and Nominating Committee is responsible for developing and maintaining governance principles consistent with high standards of corporate governance. The Committee identifies and recommends candidates on the evergreen list for nomination to the Board, as described on page 47, monitors the orientation program for new directors and maintains a process for assessing the performance of the Board, its Committees and individual directors. The Governance and Nominating Committee monitors best practices for governance worldwide and annually reviews and makes recommendations to enhance the Bank’s governance practices and disclosures in order to exemplify high standards of corporate governance. The Committee also reviews shareholder proposals and recommends appropriate responses to the Board. Each year, the Committee reviews all Board Committee Charters, position descriptions and the Board Mandate to ensure that they meet all applicable regulatory requirements and best practices. In addition, the Governance and Nominating Committee coordinates requests by individual directors to engage special outside advisors at the expense of the Bank. There were no such requests to hire special outside advisors during fiscal 2006. A report on the activities of the Committee during 2006, including the names of the Chair and Committee members, is included on page 21 of this Proxy Circular.
Audit
The Audit Committee oversees the integrity of the Bank’s financial reporting, its internal controls (including internal control over financial reporting), disclosure controls and procedures and internal audit function, and its compliance with legal and regulatory requirements. The Committee also reviews and assesses the qualifications, independence and performance of the Shareholders’ Auditor. In addition to being “independent”, the Board has determined that each member of the Audit Committee is “financially literate”, as such term is defined under CSA and SEC rules and NYSE standards, and that each of Messrs. Chevrier and Orsino and Mme Saucier is an “Audit Committee Financial Expert” as such term is defined under SEC rules. The definitions of “financially literate” and “Audit Committee Financial Expert” adopted by the Board pursuant to these rules and standards are set forth in the Committee’s Charter, which may be found on our web site.
     At each meeting of the Audit Committee, members of the Committee meet separately (without management present) with the Chief Auditor and Shareholders’ Auditor to review specific issues. The Committee members also meet annually with representatives of the Office of the Superintendent of Financial Institutions without management present.
     The Audit Committee requires management to implement and maintain appropriate internal controls. Annually the Committee reviews and approves the internal control policy and Corporate Audit mandate. The Committee meets quarterly with the Chief Auditor and management on matters of internal control. It also meets regularly with the Chief Auditor, Chief Compliance Officer, Shareholders’ Auditor, regulators and management to assess the adequacy and effectiveness of the internal control systems. The Committee also pre-approves all audit and non-audit work performed by the Shareholders’Auditor.

48 • Bank of Montreal Proxy Circular

     Additional information relating to the composition of the Audit Committee, the Committee Charter, and the relevant education and experience of its members is set out under the heading “Audit Committee Information” in our Annual Information Form dated December 18, 2006. The fees paid to the Shareholders’ Auditor in the last two fiscal years, which are incorporated by reference in the Annual Information Form from our 2006 Annual Report, can also be found on page 5 of this Proxy Circular. A report on the activities of the Committee during 2006, including the names of the Chair and Committee members, is included on page 19 of this Proxy Circular.
Conduct Review
The Conduct Review Committee is responsible for: setting standards of business conduct and ethics for directors, senior management and employees; overseeing procedures for complying with self-dealing provisions of the Bank Act; monitoring consumer protection measures and procedures for dealing with customer complaints and the use and disclosure of personal customer and employee information. A report on the activities of the Committee during 2006, including the names of the Chair and Committee members, is included on page 20 of this Proxy Circular.
Human Resources and Management Compensation
The Human Resources and Management Compensation Committee is responsible for assisting the Board in ensuring that human resources strategies support the Bank’s objectives and sustain shareholder value. Each year the Committee reviews and assesses the performance of the President and Chief Executive Officer and prepares the Report on Executive Compensation found on pages 25 through 33 of this Proxy Circular. In addition to its role in determining executive compensation described above, the Committee annually reviews succession planning for the President and Chief Executive Officer, including planning in the event of an emergency or retirement. The Bank’s succession planning process involves: identifying critical senior leadership roles; assessing the capabilities of our executive officers; developing succession plans for all executive officer roles; and developing a leadership “pipeline” comprised of the Bank’s most talented individuals. Each year the President and Chief Executive Officer reviews the executive and senior management talent pools with the Human Resources and Management Compensation Committee. This review includes potential successors for the Chief Executive Officer and other senior executive roles.
     The Committee also annually reviews succession planning for senior management, including development and monitoring of senior management, and makes recommendations to the Board on succession planning. The Board appoints all members of senior management and annually reviews the succession plans for these positions. A report on the activities of the Committee during 2006, including the names of the Chair and Committee members, is included on page 23 of this Proxy Circular.
Risk Review
The Board, through its Risk Review Committee, considers risk issues in the broad context of the Bank’s enterprise-wide strategic management framework. The Risk Review Committee approves corporate policies and risk limits that address the management of the risk and return associated with credit, market, liquidity, operational and business risk, and such other risk management controls as are considered by the Committee to be appropriate for prudent business practice. The Committee makes recommendations to the Board as to the exposure limits and risk-taking authority to be delegated by the Board to the President and Chief Executive Officer. It also reviews the methods and procedures established by management for control of key risks. A report on the activities of the Committee during 2006, including the names of the Chair and Committee members, is included on page 22 of this Proxy Circular.
Assessment of Directors and Board Committee Effectiveness
The Bank has instituted a variety of methods for assessing the effectiveness of the Board, its Committees, the Chairman, the Committee Chairs and the individual directors. The results of the assessments form the basis of recommendations to the Board for change.
Annual Assessment of Individual Directors
The Governance and Nominating Committee annually conducts a peer evaluation process to provide feedback to individual directors on their effectiveness. The survey results are compiled by an outside consultant to ensure confidentiality. The survey requires that every director assess the contribution of each of his or her peers in relation to the standards of performance established in the Board Mandate, which sets out the personal and professional attributes and duties and responsibilities required of each director. The Chairman then meets with each director to discuss his or her peer assessment.
Annual Assessment of the Board
The Governance and Nominating Committee also conducts an annual evaluation of the effectiveness of the Board. This evaluation consists of annual one-on-one interviews with the Chairman as well as written surveys or discussion guidelines. The evaluation covers the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, strategic direction and process, and takes into account the duties and responsibilities enumerated in the Board Mandate.
Annual Assessment of Board Committees
The Governance and Nominating Committee conducts an annual evaluation of the effectiveness of the Board Committees. The evaluation process is similar to that for the Board as a whole. It covers, among other things, the operation of the Committees, the adequacy of information provided to Committee members and agenda planning for Committee meetings, and takes into account the relevant Committee Charters. A separate evaluation is conducted for each Committee of the Board.

Bank of Montreal Proxy Circular • 49

Schedule 1 – Statement of Corporate Governance Practices (continued)

Annual Assessment of the Chairman of the Board
The Governance and Nominating Committee also conducts an annual evaluation of the effectiveness of the Chairman which takes into account the attributes enumerated in the Chairman’s position description. The Governance and Nominating Committee reviews the results with the Board and the Chairman.
Annual Assessment of Committee Chairs
The Governance and Nominating Committee annually conducts a peer evaluation to provide feedback to Committee Chairs on their effectiveness and their contribution to their respective Committees in relation to the standards of performance established in the Committee Chair position description. The Chairman discusses the results with each Committee Chair individually.
Strategic Planning
The Board reviews and approves the Bank’s strategic plans. In addition to addressing key initiatives, these plans include details of the opportunities, risks, competitive position, financial projections and other key performance indicators for each of the principal business groups. An annual strategy session enables directors to gain a fuller appreciation of planning priorities and progress being made in relation to the strategic plans. It also provides an opportunity for directors to give constructive feedback to management. Throughout the year, directors receive strategic updates on the progress of each of the principal business groups as part of regular Board meetings.
Communication Policy
The Board, through its Risk Review and Audit committees, has approved a Disclosure Policy covering the timely dissemination of all material information. The policy, which is reviewed annually, establishes consistent guidance for determining what information is material and how it should be disclosed to avoid selective disclosure and to ensure that material information is widely disseminated. The Bank also has a Disclosure Committee comprised of members of senior management and chaired by the Chief Financial and Administrative Officer. The Disclosure Committee is responsible for reviewing all annual and interim filings and ensuring the timely public release of material information relating to the Bank. Our Chief Financial and Administrative Officer makes the final determination as to what information is material and must be publicly disclosed.
     To support the certifications by the Chief Executive Officer and Chief Financial and Administrative Officer of the Bank on the adequacy of the Bank’s financial disclosure the Bank has a sophisticated certification process. Each quarter, and on an annual basis, over 100 of the enterprise’s most senior executives are required to certify to the Bank’s Chief Accountant whether they are aware of any potentially material issue that has not been disclosed in that period’s disclosure documents. All certifications are tailored to the executive’s area of competence, which the Bank believes reinforces the importance placed on the individual’s response.
     We seek to communicate with our shareholders and other stakeholders through a variety of channels, including our annual report, proxy circular, quarterly reports, annual information form, news releases, web site and industry conferences. Shareholder feedback is received through one-on-one or group meetings with institutional shareholders, as well as through informal surveys conducted by our Investor Relations department. Feedback from retail shareholders is generally received by e-mail or telephone. Shareholder concerns are addressed promptly by the Investor Relations or Corporate Secretary’s departments. Wherever possible, appropriate changes are made in response to these concerns.
     Shareholders, employees and other interested parties may communicate directly with “independent” directors through the Chairman of the Board by writing to: Chairman of the Board of Directors, BMO Financial Group, P.O. Box 1, First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1A1.
Compliance with NYSE Standards
Our governance practices differ significantly in only one respect from those required of U.S. domestic issuers under the NYSE standards. The NYSE standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX rules only require shareholder approval of equity compensation plans that involve newly issued securities. In addition, the TSX rules require that equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued based on a fixed percentage of the issuer’s outstanding securities, and must be approved by shareholders every three years. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders.
     However, the TSX has stated that effective June 30, 2007 it will no longer permit amendments to be made to equity compensation plans unless shareholders approve revised amendment provisions which specify the circumstances in which shareholder approval is or is not required for an amendment. In that regard, shareholders will be asked at our annual meeting on March 1, 2007 to consider a resolution to revise the amendment provisions of our Stock Option Plan to specify which amendments require shareholder approval, as summarized on pages 5 and 6 of this Proxy Circular.

50 • Bank of Montreal Proxy Circular

Schedule 1 – Board Mandate

PURPOSE
The Board is responsible for the stewardship of the Bank and supervising the management of the business and affairs of the Bank.
MEMBERS
At least two-thirds of the Directors shall be resident Canadians and no more than two-thirds of the Directors shall be “affiliated” with the Bank for the purpose of the Bank Act (Canada). At least a majority of Directors shall be “independent” under the Bank’s Independence Standards as approved by the Board.
RESPONSIBILITIES AND DUTIES
The Board shall, either directly or through its Committees, be responsible for performing the duties set out in this Board Mandate and shall perform such other duties as may be necessary or appropriate in order for it to fulfill its stewardship responsibilities. In carrying out its duties the Board shall take into account the recommendations of its Committees, as applicable.
Culture of Integrity
The Board is responsible for promoting a culture of integrity at the Bank and in fulfilling this responsibility shall:
•	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;
•	approve FirstPrinciples, the Bank’s code of business conduct and ethics; and
•	be responsible for monitoring compliance with FirstPrinciples and granting waivers from FirstPrinciples for the benefit of the Bank’s directors and executive officers.
Strategic Planning
The Board is responsible for overseeing the Bank’s strategic planning and in fulfilling this responsibility shall:
•	approve the Bank’s strategic planning process and annually approve a strategic plan which takes into account, among other things, the opportunities and risks of the Bank’s business and emerging trends and the competitive environment in the industry;
•	approve all major corporate decisions and transactions;
•	review and approve the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and
•	monitor the implementation and effectiveness of the Bank’s approved strategic and operating plans.
Identification and Management of Risks
The Board is responsible for overseeing the identification and management of the principal risks of the Bank’s businesses and in fulfilling this responsibility shall:
•	identify the principal risks of the Bank’s businesses and ensure the implementation of appropriate systems to manage these risks; and
•	review the processes that ensure respect for and compliance with applicable legal and regulatory requirements.
Internal Controls
The Board is responsible for overseeing the Bank’s internal controls and in fulfilling this responsibility shall:
•	approve the Bank’s internal controls and management information systems, and monitor their integrity and effectiveness.
Succession Planning and Evaluation of Management Performance
The Board is responsible for overseeing succession planning and the evaluation of senior management and in fulfilling this responsibility shall:
•	approve the Bank’s succession planning process including the appointment, training, monitoring and development of senior management;
•	establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer of the Bank and monitor progress against those expectations; and
•	appoint, and determine the compensation of, the Chief Executive Officer, and approve the appointment of all senior executive officers of the Bank.
Oversight of Communications and Public Disclosure
The Board is responsible for overseeing communication and public disclosure and in fulfilling this responsibility shall:
•	review and approve the Bank’s annual and quarterly financial statements and management discussion and analysis, financial results press releases, annual information form, proxy circular, prospectuses, and any other public disclosure document that requires Board approval;
•	approve the Bank’s disclosure policy that ensures timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines; and
•	monitor feedback received by the Bank from stakeholders.
Governance
The Board is responsible for overseeing the Bank’s corporate governance policies and practices and in fulfilling this responsibility shall:
•	appoint the Chairman of the Board;
•	conduct an annual performance evaluation of the Chairman of the Board taking into account the Chairman’s position description;
•	approve the compensation of the Chairman of the Board;
•	establish appropriate structures and procedures to allow the Board to function independently of management;
•	develop the Bank’s approach to corporate governance, including maintaining a set of corporate governance principles and guidelines that are specifically appropriate to the Bank;
•	approve selection criteria for identifying director candidates taking into account the competencies and skills the Board as a whole should possess;
•	nominate directors for election to the Board at the Annual Meeting of shareholders taking into account the competencies and skills each existing Director possesses and the selection criteria approved by the Board;
•	approve the Director Independence Standards;
•	approve the process for the orientation and continuing education of new Directors;

Bank of Montreal Proxy Circular • 51

Schedule 1 – Board Mandate (continued)

•	establish Board Committees and define their mandates to assist the Board in carrying out its duties and responsibilities;
•	undertake a regular evaluation of the Board, its Committees and individual Directors, and review the composition of the Board and its Committees with a view to the effectiveness, contribution and independence of the Board and its members;
•	consider annually the appropriate size of the Board with a view to facilitating effective decision-making;
•	develop and approve position descriptions for the Chairman of the Board, the Chair of each Committee and, together with the Chief Executive Officer, a position description for the Chief Executive Officer;
•	approve and adhere to the Bank’s Board Approval/Oversight Guidelines which set out the roles and responsibilities of Board and management; and
•	review and recommend changes to the Board Policies.
Director Expectations and Responsibilities
Each Director must act honestly and in good faith with a view to the best interests of the Bank and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and responsibilities set out below are a framework to guide Directors in their participation on the Board and Committees of the Board, thereby enabling the Board as a whole to fulfill its duties and responsibilities. Principal duties and responsibilities include:
1.	assuming, with the other Directors, the stewardship role of supervising the management of the business and affairs of the Bank;
2.	understanding BMO Financial Group’s vision, strategies and objectives;
3.	becoming knowledgeable about the Bank’s businesses, the financial services sectors in which it operates, emerging trends and issues and significant strategic initiatives within a reasonable time of joining the Board;
4.	acting in the highest ethical manner and with integrity in all personal, business and professional dealings and confirming compliance with FirstPrinciples, the Bank’s code of business conduct and ethics;
5.	understanding the Bank’s current corporate governance policies and practices, this Board Mandate, Board Policies and the Charters of Committees of the Board on which he or she serves;
6.	preparing thoroughly for each Board and Committee meeting by reviewing the materials provided and requesting, as appropriate, clarification or additional information in order to fully participate in Board deliberations, probing and, as appropriate, challenging management, making informed business judgments and exercising oversight;
7.	attending all Board and Committee meetings and actively participating in deliberations and decisions. Informing themselves of significant matters dealt with at meetings not attended;
8.	preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Bank and disclosing details of any such conflicting interests should they arise;
9.	voting on all matters requiring a decision of the Board or its Committees except where a conflict of interest may exist;
10.	maintaining the confidentiality of Bank information and Board deliberations;
11.	maintaining agreed-upon level of equity investment in the Bank to ensure proper alignment with its long-term interests; and
12.	acting independently of management (for Directors who are not members of management).
Director Attributes
The Board believes that the following characteristics and traits are necessary in order for Directors to execute their duties and responsibilities. The Board expects that the Directors shall:
Integrity and Accountability
•	demonstrate high ethical standards and integrity in their personal, business and professional dealings;
•	understand the role, responsibilities, expectations and legal duties of a director;
•	be willing to be accountable for and be bound by Board decisions;
Informed Judgment
•	provide wise counsel on a broad range of issues, through knowledge of business and banking and experience with local, national and international business issues;
•	be able to think strategically about complex issues;
•	proactively apply their own knowledge, experience and expertise to issues;
•	have a track record of achievement and of making good business decisions;
Financial Literacy
•	demonstrate a high level of financial literacy, including the ability to read financial statements and use financial ratios and other indices to evaluate the Bank’s performance;
Communication Skills
•	be open to others’ opinions and be willing to listen;
•	take initiative to raise tough questions and encourage open discussion;
•	communicate persuasively, assertively and logically;
Teamwork
•	work effectively with others and manage conflict constructively;
Independence
•	be able to act independently of management;
•	be willing to take a stand, even if it is contrary to prevailing opinion; and
•	be available to prepare for and attend Board meetings.

Communication with Directors
Shareholders and other stakeholders may communicate directly with Directors through the Chairman of the Board by writing to:
Chairman of the Board of Directors
BMO Financial Group
P.O. Box 1, First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A1

52 • Bank of Montreal Proxy Circular

Schedule 2 – Shareholder Proposals

The following thirteen shareholder proposals have been submitted for consideration at the Annual Meeting of Shareholders. The Bank is legally required to include these proposals in this Proxy Circular. For the reasons discussed below, the Board of Directors and management of the Bank recommend that shareholders vote AGAINST each of the proposals.

Mouvement d’Éducation et de Défense des Actionnaires (MÉDAC), 82 Sherbrooke Street West, Montréal, Québec H2X 1X3 has submitted six proposals. These proposals and MÉDAC’s supporting comments (translated from French into English) are set out verbatim, in italics, below:
Proposal No. 1
It is proposed that the name of the compensation “experts”, the term of their engagement, the amounts paid to them, the firm to which they belong, the assessment grid they use and, if applicable, all other forms of compensation paid to them or to related firms be disclosed to shareholders in the annual report of the Bank.
     The stratospherical compensations of public company executive officers have become, in recent years, the subject of universal disapproval. It is time shareholders put a stop to this! According to Jean-François Khan, one of the senior executives of the French press:
     “The fact that senior executives can vote themselves incredible compensations, golden pension packages or fabulous bonuses is proof of an incredible disconnection with reality, a form of insanity by distraction. Nobody is 600 times more intelligent than another, let alone 1,400 times. Stock options should be taxed at 90%.”
     The culture of greediness and voracity that pervades several public companies is a factor of corrosion and decay in which the increasing number of scandals throughout the industrialized world find their source.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Board is satisfied that this shareholder’s proposal is already addressed through the detailed disclosure provided to shareholders in the Bank’s Proxy Circular.
     The Report of the Human Resources and Management Compensation Committee of the Board on page 23 of this Proxy Circular provides significant disclosure about the compensation advisors engaged by the Committee, including their services and fees.
The Board recommends that shareholders vote against Proposal No. 1.
Proposal No. 2
It is proposed that the compensation of executive officers be linked to the average wage of employees, the costs of the Bank and its financial success.
     The ratio between senior executive compensation, including stock options, and the average wage of the Bank’s employees should be disclosed. Compensation should be linked to financial results. A recent study by the Ontario Municipal Employees Retirement System (OMERS) established that there was no correlation between the financial results of more than sixty listed Canadian corporations, including Royal Bank, and the compensation of its executives. It is thus a logical conclusion that compensation of the Bank’s senior executives is established arbitrarily, contrary to the principles of good governance and shareholders’ interest.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
Compensation of the Bank’s senior executives is a key area of focus for the Board.
     The Bank establishes its executive compensation programs to attract, retain and motivate the executive talent needed to further the Bank’s vision and goals. This is not an arbitrary process but rather reflects comprehensive programs based on market conditions to reward superior performance and create sustained shareholder value. Compensation for all employees, from entry level to Chief Executive Officer, is subject to competitive market benchmarking.
     The Human Resources and Management Compensation Committee of the Board, comprised entirely of independent directors, monitors and assesses the performance of the Chief Executive Officer and other members of the senior executive team. Performance is measured against quantitative objectives together with an assessment of the executive’s contribution through leadership, and a commitment to customers, innovation and teamwork.
     The Bank’s compensation arrangements are designed so that a significant component of senior executives’ total compensation is incentive-based in order to link executive compensation to superior performance and sustained shareholder value. The Bank provides shareholders with extensive information on its executive compensation programs in its Proxy Circular.
     It is critical that the Bank provide a competitive compensation package. This requires a comprehensive, performance-based approach. The Board believes that the Bank’s executive compensation arrangements are appropriate and performance-based.
The Board recommends that shareholders vote against Proposal No. 2.
Proposal No. 3
It is proposed that stock options granted to senior officers be strictly aligned with the economic value added (EVA) of the Bank.
     Stock options granted to officers favour the short term increase in share value at the expense of the Bank’s shareholders’ interest. According to Robert Bertram, Executive Vice-President of the powerful Ontario Teachers’ Pension Plan (Teacher’s), “If options vest immediately, you might as well just give them cash and get it over with. Don’t go through the illusion that you are trying to tie them into shareholder value. This is just giving them money... Clearly the shareholders’ interests are not being taken care of in those plans”.
     The costs and exercise of options should be linked to creation of value for shareholders. If earnings increase more rapidly than debts, economic value added

Bank of Montreal Proxy Circular • 53

Schedule 2 – Shareholder Proposals (continued)

is positive. If economic value added (EVA) is positive, officers have created value for shareholders; if EVA is negative, they have jeopardized shareholders’ equity, even though, in the short term, shares trade at a higher price.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Bank’s Stock Option Plan and minimum shareholding requirements align the interests of senior executives with increased shareholder value over the long term.
     As discussed in the Report on Executive Compensation on page 30 of this Proxy Circular, stock option vesting under the Bank’s Stock Option Plan is based on a combination of time-based vesting and performance-based vesting which is linked to increases in the Bank’s Common Share price.
     The Bank has also implemented guidelines which stipulate substantial minimum shareholding requirements for executives which are proportional to the executive’s compensation and position in order to further align their interests with increasing shareholder value. For example, the minimum required holding for the Chief Executive Officer is seven times salary. In addition, the most senior executives must maintain their minimum stock holding requirements for a period beyond retirement. The required holding period for the Chief Executive Officer is two years following retirement. These shareholding requirements reinforce the importance to senior executives of making long-term strategic decisions with a view to sustained shareholder returns.
     The Board is satisfied that the Bank’s Stock Option Plan and shareholding requirements align senior executive interests with increased shareholder value over the long term.
The Board recommends that shareholders vote against Proposal No. 3.
Proposal No. 4
It is proposed that within three years from the date of these propositions, the Bank’s board of directors be comprised, for at least a third, of women.
     The percentage of women sitting on the Bank’s board of directors is ridiculously low, a result of an olden archaic tradition that relegates women to an inferior status in large financial institutions, even though they represent more than half of university graduates. In Quebec, 24 government corporations will have the obligation to fill half of their board membership with women. The Bank, whose present representativeness dates from a quasi-canonical era, illustrating the fact that boards, for the large majority of public corporations, are the exclusive domain of males, should follow the same course, albeit at a somewhat slower pace. Indeed, 30% of the boards of Canadian corporations count only one woman; 12% count two; 4%, three; 1%, four and 1%, five, including, exceptionally, the National Bank of Canada.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Bank is committed to taking a leading role in diversity and gender issues.
     The Bank has for many years established an advisory council to oversee enterprise-wide implementation of work-place equality initiatives. Currently, 36% of the executive positions at the Bank are held by women. The Bank’s leading role in promoting a diverse workforce and equitable workplace has been recognized externally with the receipt of a number of significant awards.
     At the Board level, the Governance and Nominating Committee of the Board, composed entirely of independent directors, implements a selection and screening process to ensure that suitable candidates are identified and recommended to the Board. Currently, there are four women on the Board, which constitutes one quarter of the non-management directors. The Committee considers many issues in assessing candidates and recommending nominees to the Board. This includes determining the optimal Board size, the breadth and diversity of experience of candidates, the mix of skills and talents required for the overall effectiveness of the Board and its committees and the outside commitments that proposed candidates may already be under. The Board does not believe in establishing arbitrary percentages for the determination of its members given that the composition of the Board is dependent on many factors. The Board is, however, fully committed to ongoing review to ensure its members reflect a diverse and effective balance of skills and talents.
The Board recommends that shareholders vote against Proposal No. 4.
Proposal No. 5
It is proposed that the Annual Report include a comprehensive summary of the financial statements of the Bank’s subsidiaries.
     Sections 157.(2) of the Canada Business Corporations Act and 310(2) of the Bank Act state that: “Shareholders of a corporation and their personal representatives may on request examine the financial statements of each of its subsidiary bodies corporate during the usual business hours of the corporation and may make extracts free of charge”. When a company objects to the consultation request of a shareholder, such shareholder’s only recourse is to go to court at a great expense, a situation that makes the recognition of such right difficult or illusory, whereas such right would be partly satisfied by the publication in the Annual Report of a summary of the financial statements of the Bank’s subsidiaries.
     A sophisticated shareholder would exercise his vote only if in possession of precise and verified information about all the company’s activities, including subsidiaries of which the financial statements are presently not subject to shareholders review. A culture of secrecy is contrary to principles of good governance. It is against logic and the nature of things that a listed corporation that benefits from public investment be at the same time public and private!
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Bank strives in its Annual Report to provide disclosure so that shareholders are able to understand its operations, financial results, goals and values. The Bank has been recognized externally by the Canadian Institute of Chartered Accountants

54 • Bank of Montreal Proxy Circular

for its excellence in corporate reporting. The Bank is committed to continuously reviewing and, where appropriate, enhancing its disclosure of information for its shareholders. However, one of the key principles is to ensure that increased disclosure provides clarity and insight to shareholders.
     The Bank’s Annual Report is prepared based on consolidated financial information reflecting all of its operations. This is required by regulatory and accounting standards. This allows the Bank to present meaningful disclosure and discussion based on the integrated nature of its operations. Disclosure includes detailed financial information and management discussion incorporating results of all operations, significant geographic elements and major risks and risk management processes. The Bank’s integrated operations include approximately 145 subsidiaries. To provide financial statements for each of these subsidiaries in the Bank’s Annual Report as proposed by this shareholder would add unnecessary complexity to the Annual Report and not reflect the integrated approach used by the Bank in its operations.
     The Board believes that adding the disclosures requested by this shareholder proposal would not add clarity to the Annual Report but rather would create unnecessary complexity which would not be of value to shareholders.
The Board recommends that shareholders vote against Proposal No. 5.
Proposal No. 6
Given the strong concerns expressed by many observers and regulators as to the effect of so-called hedge funds on the stability of the financial system, it is proposed that the Bank publicly disclose information on its interest, direct or indirect, in this type of activities.
     According to the October 3, 2006 supplement in Le Monde-Économie: “The power of hedge funds threatens the financial system”. The article, among other things, deals with Amaranth, a U.S. speculative fund that lost more than 6 billion US $ in two days through speculation in the natural gas market, more than half of its assets. The paper recalls the collapse of another American fund, LTCM, that forced the Federal Reserve to lower its interest rates in order to counter the ripple effect on the financial system. According to the October 5, 2006 edition of LA PRESSE, IDA* recommends that speculative funds be regulated to protect investors. The number of funds of that type tripled in recent years. Most of them, based in tax-havens, remain opaque and elude control. They are regulated only indirectly through the surveillance of the banks of which they are creditors.
*Investment Dealers Association of Canada.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
As a leading financial services provider, the Bank enters into a variety of financial transactions as part of its day to day financial services business.The Bank undertakes these financial transactions with a broad range of counterparties which may include hedge funds. The Bank does not hold significant interests in hedge funds for its own trading activities. Transactions involving hedge funds are subject to the same risk management procedures which the Bank uses with all counterparties. The Bank’s risk management procedures include comprehensive processes and models supported by qualified risk professionals. A detailed discussion of the Bank’s enterprise-wide risk management approach is provided in the Bank’s Annual Report.
     Given the nature of its business, the Bank believes its disclosure practices are appropriate.
The Board recommends that shareholders vote against Proposal No. 6.

Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, E-mail bobverdun@rogers.com (Telephone: 519-574-0252), has submitted seven proposals. These proposals and Mr. Verdun’s supporting comments are set out verbatim, in italics, below:
Proposal No. 7: The STAR Principle of Executive Compensation
Compensation of Named Executive Officers shall follow the STAR Principle:
(a)	Simplified – The existing plethora of types of compensation shall be replaced with two categories: cash and stock units.
(b)	Transparent – The actual value of stock units when they are awarded shall be clearly stated, and they shall be permanently subject to market fluctuation with no re-valuation if the stock price declines.
(c)	Allocated – Non-cash compensation shall not be payable until after the Executive retires, and then at a maximum of 20% of the accumulated total annually.
(d)	Retractable – Non-cash compensation shall be cancelled if circumstances warrant, such as failure of the Bank to sustain the profitability that gave rise to the award of the stock units, a significant judicial or regulatory ruling against the Bank, or if the Executive is terminated for cause.
Shareholder’s Statement:
Everyone in the investment community is concerned about the complexity of executive compensation, and in favour of controlling the rate of payout and of the possible need for retraction. There is widespread support for making all non-cash compensation truly aligned to the long-term health of the Bank. It is in everyone’s interest to make the entire compensation package Simplified, Transparent, Allocated, and Retractable.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
Executive compensation is a key area of focus for the Board of Directors. As noted in the Proxy Circular, the Board recently initiated a major review of the Bank’s current executive compensation programs to ensure that the programs continue to reinforce the Bank’s performance objectives through a clear pay for performance linkage.
     Executives are provided with a “balanced incentive portfolio” consisting of short-, mid- and long-term incentives that reflect the individual’s ability to impact performance over one, three and five to 10 year periods.
     As further detailed in the Proxy Circular, the current equity compensation programs incorporate a number of key performance measures that the Board of Directors feel are appropriate measures against which to assess and reward performance. The Bank has established significant share ownership guidelines for all executives to ensure a close alignment with shareholders’ interests; for senior officers of the Bank, including the Named Executive Officers, these ownership guidelines remain intact into retirement. The Bank’s equity compensation plans also include provisions that result in an ongoing link between future payouts of

Bank of Montreal Proxy Circular • 55

Schedule 2 – Shareholder Proposals (continued)

awards that vest over time and the Bank’s performance.
     The Board of Directors continues to believe that the Bank’s executive compensation arrangements are appropriate and drive performance for the benefit of shareholders.
The Board recommends that shareholders vote against Proposal No. 7.
Proposal No. 8: RRSP trustees must do their fiduciary duty
Customers have a right to the highest standards of care and protection when they entrust their retirement savings to the Bank and its subsidiaries. Therefore, the Bank shall immediately cease three practices that are clearly contrary to the Bank’s fiduciary duty as trustee of registered accounts (RRSP, RIF, LIF, LIRA, RESP, or any other similar investment vehicle):
(a)	Non-payment of interest on cash balances. Currently, the Bank refuses to pay any interest until the monthly entitlement is at least $5.00 (five dollars). This is a clear failure of the trustee to protect the customer from an unfair practice.
(b)	Less than competitive interest rates. Currently, the Bank pays very low rates of interest on cash balances in registered accounts. It is the trustee’s duty to ensure that the rates of interest are never less than what is paid on similar balances in the most competitive savings accounts in the open market.
(c)	Unnecessary conversions of foreign exchange. Currently, the Bank automatically converts any balance of foreign currency in RRSP accounts into Canadian funds, and charges a fee for each transaction. Since 2001, federal rules have allowed RRSP account holders to keep cash balances in foreign currencies, and the Bank has a fiduciary duty to allow this to occur, thus saving the customer the cost of unnecessary currency conversions.
Shareholder’s Statement:
RRSP and other registered accounts are captive; they cannot be easily moved, and it is clearly in the Bank’s interest to maintain this stability. Because the Bank is serving as a trustee, it has a strict legal obligation to protect the interests of its customers. The Bank-employed trustee has an absolute duty to ensure that RRSP and other registered funds earn the highest reasonable return on all cash balances, and that foreign currencies are not converted without specific instructions from the customer (and full disclosure of the fees that the Bank would earn as a result of such currency conversions). There is already one class-action lawsuit in progress on this issue, and there will likely be more. The time is long overdue for the Bank to respect its customers and fulfill its legal, moral, and ethical obligations as trustee.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Bank does not agree with the description presented by this shareholder of the roles of the Bank and its subsidiaries or the competitive environment in which they operate. The Bank is committed to providing superior customer service. The Bank welcomes customer suggestions on products and service standards. However, the
Board strongly believes that a shareholder proposal is not the proper forum to deal with these types of issues. Rather, procedures exist within the Bank, which are available to all customers, to address questions and suggestions relating to products and services. The Bank also has a comprehensive dispute resolution process, including a right to appeal decisions to the Bank’s ombudsman, John Graham (telephone 1-800-371-2541).
     Customer service issues are very important to the Bank. However, they need to be handled through procedures which allow for involvement of appropriate staff and discussion of personal customer information. A shareholders’ meeting is not the appropriate forum for this.
The Board recommends that shareholders vote against Proposal No. 8.
Proposal No. 9: Maintain essential customer service
The Bank shall provide around-the-clock customer service for its credit-card and investment customers.
Shareholder’s Statement:
Around-the-clock service is essential in several areas of the Bank’s operations, most notably investment and credit-card services. These are global businesses, and customers’ needs cannot be adequately serviced during “bankers’ hours”. This Bank has embarrassed itself by proclaiming that ending 24/7 service to InvestorLine customers allowed it to “improve” service. BMO has caused anguish and many hours of wasted staff time sorting out problems for credit-card customers who cannot obtain instructions on what to do when, for example, automatic payments were mishandled during a holiday weekend. This proposal appears to be “micro-managing”, but it is important to demand attention for a serious failure of the Bank to adequately serve its customers. Why is such poor customer service tolerated by the Board? Is it possible that the Directors are not themselves everyday customers of their own Bank’s consumer services, and have never experienced the problems that occur when essential service is not available?
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Bank is committed to providing superior customer service. For example, BMO InvestorLine is recognized for the quality of its services and has been highly ranked in The Globe and Mail’s annual review of online brokerage firms. The Bank welcomes customer suggestions on products and service standards. However, the Board strongly believes that a shareholder proposal is not the proper forum to deal with these types of issues. Rather, procedures exist within the Bank, which are available to all customers, to address questions and suggestions relating to products and services. The Bank also has a comprehensive dispute resolution process, including a right to appeal decisions to the Bank’s ombudsman, John Graham (telephone 1-800-371-2541).
     Customer service issues are very important to the Bank. However, they need to be handled through procedures which allow for involvement of appropriate staff in order to meet with customers and assess their suggestions for adoption by the Bank. A shareholders’ meeting is not the appropriate forum for this.

56 • Bank of Montreal Proxy Circular

The Board recommends that shareholders vote against Proposal No. 9.
Proposal No. 10: Margin status of stocks to be readily disclosed
The Bank shall take immediate action to ensure that its InvestorLine service allows its customers to readily determine the margin status of individual stocks, and provides timely and convenient disclosure of changes in margin policies.
Shareholder’s Statement:
This is a long-standing problem that requires action at the highest level in the Bank. InvestorLine is under increasing pressure from competitors who are continually improving the quality of the information they provide to their customers. Investors need a convenient way to ascertain how much, if any, margin is allowed on individual stocks, and must also be alerted when rules and policies change. In October and November of 2006, this shareholder experienced huge fluctuations in “buying power” due to significant changes in margin policies that were never communicated to customers. Even the Bank’s own customer-service representatives were not able to fully explain the fluctuations. Given the current profitability of InvestorLine and of margin lending, it is crucial that the Bank provide adequate information in order to retain valued customers.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Bank is committed to providing superior customer service. BMO InvestorLine is recognized for the quality of its services and has been highly ranked in The Globe and Mail’s annual review of online brokerage firms. The Bank welcomes customer suggestions on products and service standards. However, the Board strongly believes that a shareholder proposal is not the proper forum to deal with these types of issues. Rather, procedures exist within the Bank, which are available to all customers, to address questions and suggestions relating to products and services. The Bank also has a comprehensive dispute resolution process, including a right to appeal decisions to the Bank’s ombudsman, John Graham (telephone 1-800-371-2541).
     Customer service issues are very important to the Bank. However, they need to be handled through procedures which allow for involvement of appropriate staff and discussion of personal customer information. A shareholders’ meeting is not the appropriate forum for this.
The Board recommends that shareholders vote against Proposal No. 10.
Proposal No. 11: Tightening the definition of “independent” director
A Director of this Bank shall not be qualified as “independent” if that Director was a Named Executive Officer of another company at the same time as one of the current Named Executive Officers of this Bank. This means that if any of the current “top five” officers of this Bank previously held a top-level executive position in another company, the other Named Executive Officers with whom he or she served at that other company shall not be qualified as “independent” Directors of this Bank as long as the former colleague continues to be employed as a Named Executive Officer of this Bank. The New York Stock Exchange is continually tightening the definition of “independent director”, and calls upon listed companies to “consider all relevant facts and circumstances” when determining a director’s independence. This proposed policy is consistent with that NYSE directive.
Shareholder’s Statement:
Prior to October 2000, Karen Maidment was Chief Financial Officer of Clarica Life Insurance Company, while Robert Astley was Chief Executive Officer of the same company. Ms. Maidment, now the CFO of Bank of Montreal, is very closely associated with Mr. Astley, having spoken in his support at an event sponsored by BMO in his home community of Waterloo, Ontario, after Mr. Astley’s former company was found by a judicial inquiry to have acted unethically in the financing of RIM Park in the City of Waterloo. As a Director of Bank of Montreal, Mr. Astley is a member of the Management Compensation Committee, which is responsible for setting Ms. Maidment’s income package. Under NYSE policy, the compensation committee must consist entirely of independent Directors. Tightening the definition would eliminate this type of failure of independent supervision of Named Executive Officers.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
Each member of the Human Resources and Management Compensation Committee has been determined by the Board to be independent under the standards adopted by the Board in compliance with requirements of the New York Stock Exchange and the Canadian Securities Administrators.
     With respect to the comments made in this shareholder’s statement, over the past two years this shareholder has embarked upon repeated personal attacks against Mr. Astley, one of the Bank’s directors. These attacks have progressed to where Mr. Astley has commenced litigation against this shareholder for defamation. This shareholder continues to try to use our shareholders’ forum to further his personal grievances. This course of action is inappropriate and a misuse of the Bank’s and our shareholders’ time and resources.
The Board recommends that shareholders vote against Proposal No. 11.
Proposal No. 12: High standards of governance
The Bank shall adopt and adhere to industry-leading standards of corporate governance.
Shareholder’s Statement:
Three years ago, the Bank of Montreal voluntarily adopted this shareholder’s proposal “that the Bank affirm its commitment to industry-leading standards of governance.” However, this Bank has failed to take the necessary actions, and thus it is now necessary to put this matter to a formal vote by the shareholders. If this Bank had practised industry-leading corporate governance during the past three years, it would not be the only Bank that has a Director who previously was the Chief Executive Officer of a company that was found by a judicial inquiry to have acted unethically. Moreover, if this Bank truly practised industry-leading corporate governance, it would not allow “whistleblower” communications to be used inappropriately by a Director of the Bank.

Bank of Montreal Proxy Circular • 57

Schedule 2 – Shareholder Proposals (continued)

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Bank continues to be recognized for excellence in its corporate governance practices and the Board remains committed to this leadership role. The Bank is ranked in the top five of all Canadian public companies covered in The Globe and Mail’s Report on Business annual review of corporate governance practices.
     The Board strongly condemns this shareholder’s statement as a continued personal attack against Mr. Astley, one of the Bank’s directors. Over the past two years, this shareholder has embarked upon repeated personal attacks against Mr. Astley. These attacks have progressed to where Mr. Astley has commenced litigation against this shareholder for defamation. This shareholder continues to try to use our shareholders’ forum to further his personal grievances. This course of action is inappropriate and a misuse of the Bank’s and our shareholders’ time and resources.
The Board recommends that shareholders vote against Proposal No. 12.
Proposal No. 13: Encourage and protect “whistleblowers”
The Bank of Montreal shall expeditiously establish policies that encourage all stakeholders to provide specific information to senior officers whenever they encounter illegal, unethical, or immoral actions by any officer, director, employee, or agent of the Bank, and all such “whistleblower” communication shall be kept confidential unless the person providing the information consents to making it public.
Shareholder’s Statement:
Following the Bank’s announcement of the appointment of Robert Astley to the Board of Directors, this shareholder immediately sent emails to the Bank’s general counsel as well as other senior officers and the chairman of the board, alerting them to an ethical issue that had not been disclosed by Mr. Astley prior to his appointment. At least two of these emails were provided to Mr. Astley, who is attempting to exploit them in his Statement of Claim in a million-dollar defamation case against this shareholder. Regardless of the merits of the issues raised in the emails, this violation of whistleblower protection has set a very dangerous precedent within the Bank of Montreal that is certain to discourage other stakeholders from acting responsibly to bring serious matters to the attention of senior management.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Board strongly disagrees that any statement made by this shareholder involves “whistleblower” protection.
     The Board strongly condemns this shareholder’s statement as a continued personal attack against Mr. Astley, one of the Bank’s directors. Over the past two years, this shareholder has embarked upon repeated personal attacks against Mr. Astley. These attacks have progressed to where Mr. Astley has commenced litigation against this shareholder for defamation. This shareholder continues to try to use our shareholders’ forum to further his personal grievances. This course of action is inappropriate and a misuse of the Bank’s and our shareholders’ time and resources.
     The Bank has a stringent Code of Conduct called FirstPrinciples. All directors, officers and employees of the Bank are required to abide by it. FirstPrinciples specifically provides employees with protection in situations where they report, in good faith, concerns of a breach of the Code. For this shareholder to equate his continued personal attack against Mr. Astley with the legitimate protection of employees under the Bank’s Code of Conduct only confirms that this shareholder is pursuing his own personal agenda in furtherance of the outstanding litigation against him.
The Board recommends that shareholders vote against Proposal No. 13.

Leon A. Brown Ltd., 200—460 Main Street, Winnipeg, Manitoba R3B 1B6 submitted a proposal which has been withdrawn. The Bank agreed to reference the proposal in the Proxy Circular with the information set out below. The withdrawn proposal was for the Bank to hold back one cent ($0.01) from every outstanding share on an annual basis before declaring dividends. Those monies held back would be put into a trust identified as the “Penny Fund” for disbursement to charities.
     The Bank has a long history of corporate giving and believes strongly in its corporate and social responsibility to the communities it serves.
     BMO Financial Group is one of Canada’s top corporate donors. In 2006, we contributed $40.8 million in corporate donations, sponsorships and events, supporting communities, charities and not-for-profit organizations in Canada and the United States. Of this amount, $32.1 million was contributed in Canada, including $16.3 million in charitable donations.
     The Bank encourages its shareholders to consider their own charitable donations and community support based on their individual circumstances.

Ethical Funds Inc., 800—1111 West Georgia Street, Vancouver, BC V6E 4T6 has submitted two proposals which have been withdrawn based on the Bank’s confirmation as described below.
     The withdrawn proposals dealt with a request that the Bank issue reports, following consultation with relevant stakeholder groups, benchmarking the Bank’s activities against industry best practices in order to assess:
(i)	climate change opportunities and risks as they relate to the Bank; and
(ii)	the Bank’s safeguard policies for the protection of biodiversity, ecologically sustainable forest management and indigenous peoples’ rights in corporate financing activities.
The Bank confirms that we intend to benchmark the Bank’s safeguard policies for the protection of biodiversity, ecologically sustainable forest management and indigenous peoples’ rights in corporate financing activities against industry best practices. As part of our benchmarking exercise, we will consult with relevant stakeholder groups. We will report on our progress in our 2007 Corporate Responsibility report.
     In addition, the Bank also intends to perform an assessment of climate change opportunities and risks as they relate to the Bank. As part of our assessment, we will consult with relevant stakeholder groups. We will report on our progress in the Bank’s 2007 Management’s Discussion and Analysis.

58 • Bank of Montreal Proxy Circular